                                                Filed Pursuant To Rule 424(b)(4)
                                                          File Number: 333-91665
PROSPECTUS
--------------------------------------------------------------------------------
57,564 Shares

[LOGO OF SEQUENOM INDUSTRIAL GENOMICS]
Common Stock

--------------------------------------------------------------------------------

  Two of our stockholders, Alpha Beteiligungsverwaltungs GbR and Halford Enterprises Ltd. are selling 57,564 shares of our common stock under this prospectus. The selling stockholders may sell the shares at the then prevailing market price for the shares at the time of the sale, or at other prices. We will not receive any of the proceeds from the sale of these shares by the selling stockholders. The selling stockholders are deemed to be underwriters for purposes of this offering.

  In addition, we are selling 5,250,000 shares of our common stock in our initial public offering of shares of our common stock under a separate prospectus. We have also granted to the underwriters in our initial public offering an option to purchase up to 787,500 additional shares. The underwriters of our initial public offering are not underwriting any of the shares being sold by the selling stockholders. No public market currently exists for our common stock.

  Our common stock has been approved for quotation on the Nasdaq National Market under the symbol "SQNM."

  Before buying any shares you should read the discussion of material risks of investing in our common stock in "Risk factors" beginning on page 7.

  Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                                                                       PER
                                                                     SHARE      TOTAL
-------------------------------------------------------------------------------------
Public offering price                                               $26.00 $1,496,664
-------------------------------------------------------------------------------------
Underwriting discounts and commissions                              $  --  $      --
-------------------------------------------------------------------------------------

  The selling stockholders are offering the common stock as described under "Plan of Distribution." Delivery of the shares will be made on or about February 3, 2000.

                The date of this prospectus is January 31, 2000.

                             PERSONALIZED MEDICINE

                                DRUG DEVELOPMENT

                                  AGRICULTURE

                                  DIAGNOSTICS


SEQUENOM ADDRESSES MARKETS WITH AN IMMEDIATE OR EMERGING NEED FOR LARGE-SCALE ANALYSES OF SNPS, THE MOST COMMON GENETIC VARIATIONS.

-------------------------------------------------------------------------------
                 [PICTURES OF COMPONENTS OF MASSARRAY SYSTEM]

THE TOTAL
 SNP
 SOLUTION

ACCURACY

  Direct measurement of molecules with a high level of accuracy

HIGH THROUGHPUT

  20,000 samples per day; multiple tests per sample

FLEXIBILITY

  Rapidly reconfigure tests based on new genetic information; analysis of DNA and other molecules of medical relevance

AUTOMATION

  Highly automated; no manual data interpretation

COST-EFFECTIVENESS

  Low labor, reduced quantities of reagents or chemicals; minimal data processing

INDUSTRIAL GENOMICS

  Large-scale commercial use of the knowledge of DNA variations for improving health, agriculture and livestock

    [REPRESENTATION OF DNA SEQUENCE; PHOTOGRAPH OF COMPONENTS OF MASSARRAY
                                   SYSTEMS]

-------------------------------------------------------------------------------

--------------------------------------------------------------------------------
   Until February 25, 2000, all dealers selling shares of our common stock, whether or not participating in this offering, may need to deliver a prospectus. This delivery requirement is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

TABLE OF CONTENTS

--------------------------------------------------------------------------------

Prospectus summary........................................................    3
Shares to be sold by selling stockholders.................................    5
Summary consolidated financial and operating data.........................    6
Risk factors..............................................................    7
Forward-looking information...............................................   17
Dividend policy...........................................................   18
Capitalization............................................................   18
Dilution..................................................................   20
Selected consolidated financial data......................................   22
Management's discussion and analysis of financial condition and results of
 operations...............................................................   24

Business....................................................................  31
Management..................................................................  47
Related party transactions..................................................  59
Principal stockholders......................................................  62
Selling stockholders........................................................  64
Description of securities...................................................  65
Shares eligible for future sale.............................................  70
Plan of distribution........................................................  72
Legal matters...............................................................  74
Experts.....................................................................  74
Where you can find more information.........................................  74
Index to Consolidated Financial Statements                                   F-1

   Sequenom, MassArray, Industrial Genomics, SpectroCHIP, SpectroJET, BiomassPROBE, BioMASS and Genolyzer are trademarks of Sequenom, Inc. This prospectus also refers to trade names and trademarks of other organizations.

--------------------------------------------------------------------------------

Prospectus summary

   This summary highlights information contained elsewhere in this prospectus. You should read the entire prospectus carefully, especially the risks of investing in our common stock discussed under "Risk factors." Our principal executive offices are located at 11555 Sorrento Valley Road, San Diego, CA 92121. Our telephone number is (858) 350-0345. Our web site is http://www.sequenom.com. We do not intend the information found on our web site to be a part of this prospectus.

OUR BUSINESS

   We are a pioneer in the new field of industrial genomics. Industrial genomics is the large scale commercial use of the knowledge of DNA variations for improving health, agriculture and livestock. These variations are the origin of most differences between individuals, including disease predispositions and variations in drug responses. Single nucleotide polymorphisms, or SNPs, are the most common variations. SNPs represent the smallest possible genetic change, and occur where the DNA molecules of different persons vary at a single location. We believe that SNP analysis will play an essential role in the development of drugs, diagnostics and other life science applications in the immediate future. Our goal is to be the leader in the commercialization of industrial-scale SNP analysis.

   We have developed the MassArray system, a highly accurate, cost-effective technology that is capable of high throughput SNP analysis at high speeds. Our strategy is to capitalize on the quickly emerging demand for SNP analysis in the areas of drug discovery and development, DNA diagnostics, patient stratification by genetic traits, clinical trials, seed development and livestock breeding. Six centers, including several academic and governmental sites, diagnostic laboratories and a leading biotechnology company, are using our MassArray system, assessing its performance in the field, and providing us with information regarding its performance.

THE SNP ANALYSIS MARKET

   The SNP analysis market represents a significant portion of both the biochip, or miniaturized chips containing DNA or other substances, and the DNA sequencing markets and can be divided into three segments:

 . confirmation of new sites of genetic variation in DNA, which typically requires the analysis of a SNP in up to a hundred people;

 . determination of the medical importance of SNPs, which typically requires the analysis of a SNP in a few thousand diseased and healthy people; and

 . utilization of SNPs in genomics-based drug development, disease predisposition determination and diagnostic test development, which could eventually require the analysis of multiple SNPs in millions of people.

   Current methods of SNP analysis are inaccurate, non-automated, inflexible, expensive or slow and are therefore primarily effective only as research tools. To compensate for deficiencies in accuracy, current methods require either repetitive testing of each sample or the use of a larger test population, which makes current methods impractical for most commercial applications.

OUR SOLUTION

   Our MassArray system directly analyzes SNPs by improving on a technology called mass spectrometry. By using mass spectrometry to measure molecular weight, our MassArray system is capable of characterizing molecules with a high level of accuracy. This is done at a competitive price and in a single reading. Our technology is also extremely versatile and can be rapidly reconfigured for different types of analyses. In addition, the MassArray system is capable of reading up to 20,000 SNPs per day, which we believe is a throughput that can meet commercial needs.

   Our MassArray system has three components--hardware, software and disposables. The hardware components include a mass spectrometer and liquid dispensing units, which are off-the-shelf instruments modified to accommodate our MassArray technology. Our proprietary Genolyzer bioinformatics software automatically calculates, records, compares and reports genotypes at a rate of three seconds per sample. Our disposables consist of MassArray kits for SNP sample preparation, including the proprietary SpectroCHIP on which we place samples in a 96 spot array for reading by the mass spectrometer.

COMMERCIALIZATION PLAN

   We are seeking to penetrate the SNP analysis market by identifying areas of potential widespread interest and establishing commercial relationships with opinion leaders. We have initiated this effort by selecting six highly visible academic, government and commercial centers as collaborators to validate our MassArray system in pre-launch testing. These centers are Genzyme Corporation, the US Department of Agriculture, the National Institutes of Health, the National Cancer Institute, the University of Munster and GLE Medicon in Germany. In October 1999, we contracted for the first sale of a MassArray system. We commenced a commercial launch of our MassArray system during the fourth quarter of 1999.

   We intend to develop proprietary disposable SNP tests, called assays, and software products that are useful initially as research tools to confirm the association of particular SNPs with particular diseases and subsequently as diagnostic kits that can be sold for SNP profiling. In addition, we will seek to retain commercial rights to assays that we develop on behalf of or together with our customers. Over time, with our customers, we intend to develop knowledge-based genomic products that combine pharmaceutical, medical and genetic information, such as validated SNP sets for specific diseases. Also, in addition to DNA, we believe our MassArray technology can serve as a platform for the analysis of many other biomolecules. We therefore intend to develop new products for applications other than DNA and SNP analysis.

Shares to be sold by selling stockholders

Common stock our selling stockholders are
 offering.................................. 57,564 shares
Common stock to be outstanding after the
 offering.................................. 22,842,133 shares

Except as otherwise indicated, you should assume the following when analyzing information in this prospectus:

 . the sale of 5,250,000 shares to the underwriters in our initial public offering;

 . the conversion of 14,842,757 outstanding shares of our preferred stock into 14,842,757 shares of our common stock on a one-for-one basis upon the closing of the initial public offering;

 . the sale of approximately $1.5 million in shares of common stock to the selling stockholders in a private sale completed immediately prior to this offering, or 57,564 shares at a price of $26.00 per share;

 . the conversion of debt owed to Technologie Beteiligungs Gesellschaft, or TBG, in the amount of DEM4 million, approximately $2.1 million, into 272,108 shares of our common stock upon the closing of this offering at a price of $26.00 per share;

 . the issuance of 22,884 shares of our common stock upon the closing of this offering in satisfaction of accrued interest of approximately DEM1.7 million or $930,625 payable to TBG; and

 . no exercise of the underwriters' over-allotment option.

We have an obligation to issue shares of common stock upon exercise of options and warrants outstanding at December 27, 1999, in addition to the shares of common stock to be outstanding after this offering. These shares, when issued, will include:

 . 787,500 shares issuable upon exercise of the underwriters' over-allotment option;

 . 1,287,049 shares issuable upon the exercise of options outstanding as of December 27, 1999, at a weighted average exercise price of $1.66 per share. This share amount consists of 2,475,250 shares issuable upon the exercise of options outstanding at September 30, 1999 and 335,250 shares issuable upon the exercise of options granted during October 1999, less 1,523,451 shares issued upon exercise of options during the period October 1, 1999 through December 27, 1999;

 . 176,503 shares issuable upon the exercise of warrants outstanding as of December 27, 1999 at a weighted average exercise price of $2.10 per share; and

 . 248,750 additional shares available for future grant as of December 27, 1999 under our 1998 stock plan, and an additional 850,000 shares made available for future grant under our stock plans to be adopted at the close of this offering. For a description of our stock option and stock purchase plans, please see "Management--Employee benefit plans."

We base our calculation of the number of shares of common stock outstanding after the offering on shares outstanding as of December 27, 1999. Please see "Capitalization."

Summary consolidated financial and operating data

   The pro forma balance sheet data reflects the conversion of long-term debt into common stock, which will occur upon the closing of this offering, and stock option activity from October 1, 1999 through December 27, 1999. The pro forma as adjusted balance sheet data reflects the receipt of the net proceeds from the sale of 5,250,000 shares of our common stock at a price to the public of $26.00 per share, after deducting the underwriting discounts and commissions and estimated offering expenses, and the repayment of long-term debt and accrued interest.

                                                                              Nine months
                                                                                 ended
                                    Year ended December 31,                  September 30,
                             1994       1995     1996     1997      1998     1998      1999
CONSOLIDATED STATEMENT OF                       (In thousands, except per share
OPERATIONS DATA                                              data)
----------------------------------------------------------------------------------------------
Research and development
 grants.................          $--      $--     $893     $527      $351     $126       $81
Costs and expenses:
  Research and
   development..........          922    1,274    3,136    3,532     6,188    3,550     7,138
  General and
   administrative.......          230      420    1,032    1,861     4,218    2,640     5,363
  Amortization of
   deferred stock
   compensation.........           --       --       --       --        --       --     3,615
                          -----------  -------  -------  -------  --------  -------  --------
Total costs and
 expenses...............        1,152    1,694    4,168    5,393    10,406    6,190    16,116
                          -----------  -------  -------  -------  --------  -------  --------
Loss from operations....       (1,152)  (1,694)  (3,275)  (4,866)  (10,055)  (6,064)  (16,035)
Other income (expense):
  Interest income.......            3        2       73       57       397      291     1,225
  Interest expense......           --      (28)    (275)    (308)     (613)    (230)     (576)
                          -----------  -------  -------  -------  --------  -------  --------
Net loss................      $(1,149) $(1,720) $(3,477) $(5,117) $(10,271) $(6,003) $(15,386)
                          ===========  =======  =======  =======  ========  =======  ========
Net loss per share,
 basic and diluted......  $(1,149,498) $(65.87) $(23.45) $(22.62)  $(33.33) $(20.12)  $(39.41)
Shares used in computing
 net loss per share,
 basic and diluted......           --       26      148      226       308      298       390
Pro forma net loss per
 share, basic and
 diluted................                                            $(1.02)            $(1.03)
Shares used in computing
 pro forma net loss per
 share basic and
 diluted................                                             9,747             14,714

                                                      September 30, 1999
                                                                     Pro Forma
                                                  Actual Pro Forma as adjusted
CONSOLIDATED BALANCE SHEET DATA                         (In thousands)
------------------------------------------------------------------------------
Cash, cash equivalents and short-term invest-
 ments.......................................... $28,069  $29,499   $152,169
Working capital.................................  24,771   26,201    148,871
Total assets....................................  34,632   36,062    158,732
Total long-term obligations.....................   7,690    5,512      1,313
Total stockholders' equity......................  22,967   19,529    146,252

   Please see Note 2 to our consolidated financial statements for an explanation of the method used to calculate the net loss per share and the number of shares used in the computation of per share amounts.

-------------------------------------------------------------------------------
Risk factors

   You should carefully consider the risks described below together with all of the other information included in this prospectus before making an investment decision. If any of the following risks actually occurs, our business, financial condition or results of operations could be harmed. In that case, the trading price of our common stock could decline, and you may lose all or part of your investment.

RISKS RELATED TO OUR BUSINESS

          WE ARE AT AN EARLY STAGE OF DEVELOPMENT AND MAY NOT SUCCEED OR BECOME
                                                                    PROFITABLE.

   We commenced operations in 1994 and are at an early stage of development. We have incurred significant losses to date and our revenues have been limited to grants from governmental bodies. Our initial products are in testing at a number of sites and was not commercially launched until late 1999. As a result, our business is subject to all of the risks inherent in the development of a new business enterprise, such as the need:

 . to obtain substantial capital to support the expenses of developing our technology and commercializing our products;

 . to develop a market for our products;

 . to successfully transition from a company with a research focus to a company capable of supporting commercial activities; and

 . to attract and retain qualified management, sales, technical and scientific staff.

   Our operations also may be affected by problems frequently encountered with the use of new technologies and by the competitive environment in which we operate, as well as the risks detailed below.

   IF WE INCUR LOSSES IN THE FUTURE, AS WE EXPECT TO DO, THE VALUE OF OUR STOCK
                                                                COULD DECREASE.

   Since inception, we have recognized no revenue from product sales. Our expenses have exceeded revenue in each of the years since our inception. It is uncertain when, if ever, we will become profitable. As of September 30, 1999, our accumulated deficit was $37.1 million. Our expenses have consisted principally research and development and of general and administrative expenses incurred while building our business infrastructure. We expect to continue to experience significant operating losses in the future as we continue our research and development efforts, further develop our manufacturing capabilities and expand our marketing and sales force in an effort to commercialize our products. Our net operating loss and credit carryforwards may be limited due to a cumulative change in ownership of more than 50%, which occurred during 1998 and which is anticipated to occur with the offering.

If we are unable to obtain additional funds, as we expect, we would have to reduce or cease operations, attempt to sell some or all of our operations or merge with another entity.

   Based on our current plans, we believe our existing cash, cash equivalents and short-term investments, together with the net proceeds of this offering will be sufficient to fund our operating expenses, debt obligations and capital requirements through at least the next 24 months. However, the actual amount of funds that we will need during or after the next 24 months will be determined by many factors, some of which are beyond our control, and we may need funds sooner than currently anticipated. These factors include:

 . the level of our success in selling our MassArray system and associated technologies;

-------------------------------------------------------------------------------

                                                                    RISK FACTORS

--------------------------------------------------------------------------------

 . our progress with research and development;

 . our ability to introduce and sell new products;

 . the level of our sales and marketing expenses;

 . the level of our expenses associated with unforeseen litigation;

 . the costs and timing of obtaining new patent rights; and

 . regulatory changes and competition and technological developments in the market.

   If additional funds are required and we are unable to obtain them on terms favorable to us, we may be required to cease or reduce further commercialization of our products, to sell some or all of our technology or assets or to merge with another entity. If we raise additional funds by selling additional shares of our capital stock, the ownership interest of our stockholders will be diluted.

 WE MUST DEVELOP AND COMMERCIALIZE OUR NEXT GENERATION PRODUCTS AT REDUCED COSTS
                                                        FOR US TO BE PROFITABLE.

   Our current products do not provide sufficient gross margin for us to become profitable. We intend to develop and manufacture our next generation products at a lower cost than the cost of our current products. We may not be successful in doing so. In addition, our gross margin and profitability may be negatively impacted if we are unable to achieve market acceptance or appropriate pricing for our next generation products.

We may not be able to successfully adapt our products for commercial applications.

   We have completed the initial development of our MassArray technology for applications in the genetic aspects of drug development and life science research. We may not be able to successfully adapt our products to the commercial requirements of these fields. A number of potential applications of our technology in these fields will require significant enhancements in our core technology, including adaptation of our software and further miniaturization. In addition, we need to enhance our population-based DNA bank, establish databases for determining the medical importance of SNPs and rapidly design assays for SNP analysis in sufficient quantity to meet the high throughput that we expect our future customers will require. If we are unable, for technological or other reasons, to complete the development, introduction or scale-up of the manufacturing of any product, or if any product does not achieve a significant level of market acceptance, our business, financial condition and results of operations could be seriously harmed. Market acceptance will depend on many factors, including demonstrating to customers that our technology is superior to other technologies and products which are available now or which may become available in the future. We believe that our revenue growth and profitability will substantially depend on our ability to overcome significant technological challenges and successfully introduce our products into the marketplace.

  OUR SYSTEM AND RELATED DISPOSABLE SALES MAY BE LIMITED IF OUR MASSARRAY SYSTEM
   IS USED BELOW ITS CAPACITY AS A RESULT OF THE SPEED OF SAMPLE PREPARATION AND
                                                      THE NEED FOR ASSAY DESIGN.

   The need to design a unique assay for each newly discovered SNP can substantially delay the commencement of the analysis of that SNP. In addition, the extraction of DNA from biological material is time consuming. MassArray system users who need to develop assays or who lack sufficient sample preparation resources therefore may be unable to use our system to its full capacity. Customers who are unable to use our MassArray system to full capacity may share MassArray systems, which would result in lower system sales. Therefore, customers may not purchase sufficient quantities of disposables for us to become profitable.

--------------------------------------------------------------------------------
8

                                                                    RISK FACTORS

--------------------------------------------------------------------------------

We depend on our customers to purchase sufficient quantities of SpectroCHIPs and other disposables for us to be profitable.

   Our customers may not generate sufficient throughput using our MassArray system. This may limit their purchases of SpectroCHIPs and other disposables. Factors which may limit the use of SpectroCHIPs and other disposables include: the acceptance of our technology by our customers, the ability to analyze more than one SNP simultaneously on a single spot and the training of customer personnel. If our customers are slow to, or never, achieve sufficient throughput, we may never achieve profitability.

    IF OUR CUSTOMERS ARE UNABLE TO ADEQUATELY PREPARE SAMPLES AS REQUIRED BY OUR
                 SYSTEM, THE OVERALL MARKET DEMAND FOR OUR PRODUCTS MAY DECLINE.

   Before using our MassArray system, customers must prepare samples by following several steps that are prone to human error, including DNA isolation and DNA segment amplification. If DNA samples are not prepared appropriately, our MassArray system will not generate a reading. If our customers experience similar difficulties, they may achieve lower levels of throughput than those for which our system was designed. If our customers are unable to generate expected levels of throughput, they may not continue to purchase our disposables, they may express their discontent with our products in the marketplace, potentially driving down demand for our products, or they may collaborate with others to jointly use our products. Any or all of these actions would reduce the overall market demand for our products.

 IF ETHICAL AND OTHER CONCERNS SURROUNDING THE USE OF GENETIC INFORMATION BECOME
                           WIDESPREAD, WE MAY HAVE LESS DEMAND FOR OUR PRODUCTS.

   Genetic testing has raised ethical issues regarding confidentiality and the appropriate uses of the resulting information. For these reasons, governmental authorities may call for limits on or regulation of the use of genetic testing or prohibit testing for genetic predisposition to certain conditions, particularly for those that have no known cure. Any of these scenarios could reduce the potential markets for our products, which could seriously harm our business, financial condition and results of operations.

   WE DEPEND ON THIRD-PARTY PRODUCTS AND SERVICES AND SOLE OR LIMITED SOURCES OF
              SUPPLY TO DEVELOP AND MANUFACTURE SOME COMPONENTS OF OUR PRODUCTS.

   We rely to a substantial extent on outside vendors to manufacture many of the components and subassemblies used in our products. Some of these components and subassemblies are obtained from a single supplier or a limited group of suppliers. Our reliance on outside vendors generally, and a sole or a limited group of suppliers in particular, involves several risks, including:

 . the inability to obtain an adequate supply of required components due to manufacturing capacity constraints, a discontinuance of a product by a third-party manufacturer or other supply constraints;

 . reduced control over quality and pricing of components; and

 . delays and long lead times in receiving materials from vendors.

      WE HAVE LIMITED COMMERCIAL MANUFACTURING CAPABILITY AND EXPERIENCE AND MAY ENCOUNTER MANUFACTURING PROBLEMS OR DELAYS WHICH COULD RESULT IN LOWER REVENUE.

   We have not yet produced our SpectroCHIP in commercial quantities. We may not be able to maintain acceptable quality standards while producing commercial quantities. Our customers also require that we comply with current good manufacturing practices that we may not be able to meet. To achieve the

--------------------------------------------------------------------------------

                                                                   RISK FACTORS

-------------------------------------------------------------------------------
production levels necessary for successful commercialization of our products, we will need to scale-up our manufacturing facilities, establish more automated manufacturing capabilities and maintain adequate levels of inventory. We may not be able to manufacture sufficient quantities to meet market demand. If we cannot achieve the required level and quality of production, we may need to outsource production or rely on licensing and other arrangements with third parties who possess sufficient manufacturing facilities and capabilities. This could reduce our gross margins and expose us to the risks inherent in relying on others. We may not be able to successfully outsource our production or enter into licensing or other arrangements with these third parties, which could adversely affect our business.

    WE HAVE A LIMITED SALES FORCE AND LIMITED EXPERIENCE IN COMMERCIALIZING OUR
       PRODUCTS WHICH MAY CAUSE SIGNIFICANT DIFFICULTIES IN COMMERCIALIZING OUR
                                                                      PRODUCTS.

   Our direct sales force may not be sufficiently large or knowledgeable to successfully penetrate the market. We may not be able to expand our direct sales force to meet our commercial objectives. In addition, our sales force may not be able to address complex scientific and technical issues raised by our customers. Our customer support personnel may also lack the broad range of technical expertise required to adequately service and support our products in the field.

        OUR ABILITY TO COMPETE IN THE MARKET MAY DECLINE IF WE LOSE SOME OF OUR INTELLECTUAL PROPERTY RIGHTS DUE TO BECOMING INVOLVED IN EXPENSIVE LAWSUITS TO
                                                PROTECT OR ENFORCE OUR PATENTS.

   Our success will depend on our ability to obtain and protect patents on our technology and to protect our trade secrets. Our patents, which have been or may be issued, may not afford meaningful protection for our technology and products. Others may challenge our patents and, as a result, our patents could be narrowed, invalidated or unenforceable. In addition, our current and future patent applications may not result in the issue of patents in the United States or foreign countries. Competitors may develop products similar to ours that do not conflict with our patents. In addition, others may develop products for use in the MassArray system in violation of our patents that may reduce sales of disposables. In order to protect or enforce our patent rights, we may initiate patent litigation against third parties, such as infringement suits or interference proceedings. These lawsuits could be expensive, take significant time and divert management's attention from other business concerns. We may also provoke these third parties to assert claims against us. The patent position of biotechnology firms generally is highly uncertain, involves complex legal and factual questions, and has recently been the subject of much litigation. No consistent policy has emerged from the US Patent and Trademark Office or the courts regarding the breadth of claims allowed or the degree of protection afforded under biotechnology patents. In addition, there is a substantial backlog of biotechnology patent applications at the US Patent and Trademark Office, and the approval or rejection of patent applications may take several years.

    THE RIGHTS WE RELY UPON TO PROTECT OUR INTELLECTUAL PROPERTY UNDERLYING OUR
      PRODUCTS MAY NOT BE ADEQUATE, WHICH COULD ENABLE THIRD PARTIES TO USE OUR
              TECHNOLOGY AND WOULD REDUCE OUR ABILITY TO COMPETE IN THE MARKET.

   We require our employees, consultants and advisors to execute confidentiality agreements. However, we cannot guarantee that these agreements will provide us with adequate protection against improper use or disclosure of confidential information. In addition, in some situations, these agreements may conflict with, or be subject to, the rights of third parties with whom our employees, consultants or advisors have prior employment or consulting relationships. Further, others may independently develop substantially equivalent proprietary information and techniques, or otherwise gain access to our trade secrets.

-------------------------------------------------------------------------------
10

                                                                    RISK FACTORS

--------------------------------------------------------------------------------

  OUR SUCCESS WILL DEPEND PARTLY ON OUR ABILITY TO OPERATE WITHOUT INFRINGING ON
                           OR MISAPPROPRIATING THE PROPRIETARY RIGHTS OF OTHERS.

   We may be sued for infringing on the patent rights of others. Intellectual property litigation is costly, and, even if we prevail, the cost of such litigation could adversely affect our business, financial condition and results of operations. In addition, litigation is time consuming and could divert management attention and resources away from our business. If we do not prevail in any litigation, in addition to any damages we might have to pay, we could be required to stop the infringing activity or obtain a license. Any required license may not be available to us on acceptable terms, or at all. In addition, some licenses may be non-exclusive, and therefore, our competitors may have access to the same technology licensed to us. If we fail to obtain a required license or are unable to design around a patent, we may be unable to sell some of our products, which could have a material adverse affect on our business, financial condition and results of operations. From time to time, we receive letters from companies regarding their issued patents and patent applications alleging possible infringement. For example, we have received correspondence from a company informing us of its recently issued patent concerning a diagnostic method relying upon a specific manner for comparing mass spectra, upon which it believes we may be infringing. We do not believe that we infringe this patent.

  IF WE DO NOT SUCCEED IN OBTAINING DEVELOPMENT AND MARKETING RIGHTS FOR SOME OF
       THE ASSAYS DEVELOPED IN COLLABORATION WITH OUR CUSTOMERS, OUR REVENUE AND
                                                 PROFITABILITY COULD BE REDUCED.

   Our business strategy includes the development of assays in collaboration with customers, and we intend to obtain commercialization rights for those assays. If we are unable to obtain rights to those assays, our revenue and profitability could be reduced. To date, we have not initiated significant activities with respect to the exploitation of any commercialization rights or products developed in collaboration with third parties. Even if we obtain commercialization rights, commercialization of products may require resources that we do not currently possess and may not be able to develop or obtain.

     WE MAY BE UNABLE TO OBTAIN LICENSES TO PATENTED SNPS WHICH COULD PREVENT US
                      FROM OBTAINING SIGNIFICANT REVENUE OR BECOMING PROFITABLE.

   The US Patent and Trademark Office has issued at least one patent to a third party relating to a SNP. If important SNPs are patented, we will need to obtain rights to those SNPs in order to develop, use and sell related assays. Required licenses may not be available on commercially acceptable terms, or at all. If we fail to obtain licenses to important patented SNPs, we may never achieve significant revenue or become profitable.

         BECAUSE OUR PRODUCTS CURRENTLY DEPEND ON COMPONENTS LICENSED FROM THIRD PARTIES, A BREACH BY US OF ANY OF THE TERMS OF THESE LICENSES COULD RESULT IN
           THE LOSS OF ACCESS TO THESE COMPONENTS AND COULD DELAY OR SUSPEND OUR
                                                      COMMERCIALIZATION EFFORTS.

   Some aspects of our technology have been acquired or licensed from third parties. A failure by us to maintain the right to use these components could seriously harm our business, financial condition and results of operations. In addition, changes to or termination of our agreements with these third parties could result in the loss of access to these aspects of our technology and could delay or suspend our commercialization efforts.

   Our grants from the government give the government certain license rights to inventions resulting from funded work in the event that we fail to commercialize the technology developed using government funds. Our business could be harmed if the government exercises those rights.


--------------------------------------------------------------------------------

                                                                   RISK FACTORS

-------------------------------------------------------------------------------
 OUR ACADEMIC ARRANGEMENTS ARE AN IMPORTANT PART OF OUR BUSINESS AND FAILURE TO
    MAINTAIN EXISTING RELATIONSHIPS OR ESTABLISH ADDITIONAL RELATIONSHIPS COULD
                 ADVERSELY AFFECT OUR RESEARCH AND PRODUCT DEVELOPMENT EFFORTS.

   We have relationships with scientists and consultants at academic and other institutions who conduct research at our request. Our existing relationships may not be successful. These researchers are not employed by us and may have commitments to, or consulting or advisory contracts with, other entities that may limit their availability to work on our projects. As a result, we have limited control over their activities and, except as otherwise required by our agreements with these persons, we can expect only limited amounts of their time to be dedicated to our projects. Our ability to make new discoveries and to commercialize products based on those discoveries may depend in part on continued arrangements with researchers at academic and other institutions. We may not be able to negotiate acceptable arrangements with academic or other institutions or individuals.

        FAILURE TO EXPAND OUR INTERNATIONAL SALES AS WE INTEND WOULD REDUCE OUR
                                                  ABILITY TO BECOME PROFITABLE.

   We expect that a significant portion of our sales will be made outside the United States. A successful international effort will require us to develop relationships with international customers and partners. We may not be able to identify, attract or retain suitable international customers and partners. As a result, we may be unsuccessful in our international expansion efforts. Furthermore, expansion into international markets will require us to continue to establish and grow foreign operations, hire additional personnel to run these operations and maintain good relations with our foreign customers and partners.

   International operations involve a number of risks not typically present in domestic operations, including:

 . currency fluctuation risks;

 . changes in regulatory requirements;

 . costs and risks of deploying systems in foreign countries;

 . licenses, tariffs and other trade barriers;

 . political and economic instability;

 . difficulties in staffing and managing foreign operations;

 . potentially adverse tax consequences; and

 . the burden of complying with a wide variety of complex foreign laws and treaties.

   Our international operations will also be subject to the risks associated with the imposition of legislation and regulations relating to the import or export of high technology products. We cannot predict whether tariffs or restrictions upon the importation or exportation of our products will be implemented by the United States or other countries.

              WE MAY LOSE MONEY WHEN WE EXCHANGE FOREIGN CURRENCY RECEIVED FROM
                                           INTERNATIONAL SALES INTO US DOLLARS.

   A significant portion of our business is expected to be conducted in currencies other than the US dollar. We recognize foreign currency gains or losses arising from our operations in the period incurred. As a result, currency fluctuations between the US dollar and the currencies in which we do business will cause foreign currency translation gains and losses. We cannot predict the effects of exchange rate fluctuations upon our future operating results because of the number of currencies involved, the variability of

-------------------------------------------------------------------------------
12

                                                                   RISK FACTORS

-------------------------------------------------------------------------------
currency exposure and the potential volatility of currency exchange rates. We do not currently engage in foreign exchange hedging transactions to manage our foreign currency exposure.

   THE SALES CYCLE FOR OUR PRODUCTS IS LENGTHY. WE MAY EXPEND SUBSTANTIAL FUNDS AND MANAGEMENT EFFORT WITH NO ASSURANCE OF SUCCESSFULLY SELLING OUR PRODUCTS
                                                                   OR SERVICES.

Our ability to obtain customers for our products and services depends in significant part upon the perception that our products and services can help accelerate efforts in genomics. The sales cycle is typically lengthy. Our sales effort requires the effective demonstration of the benefits of our products and services to and significant training of many different departments within a potential customer. These departments might include research and development personnel and key management. In addition, we may be required to negotiate agreements containing terms unique to each customer. We may expend substantial funds and management effort with no assurance that we will successfully sell our products or services.

  OUR INDUSTRY IS HIGHLY COMPETITIVE AND WE MAY NOT HAVE THE RESOURCES REQUIRED
                                                       TO SUCCESSFULLY COMPETE.

   The biotechnology industry is highly competitive. We compete with companies in the United States and abroad that are engaged in the development and production of products that analyze genetic information. They include:

 . biotechnology, pharmaceutical, chemical and other companies;

 . academic and scientific institutions;

 . governmental agencies; and

 . public and private research organizations.

   Many of our competitors have much greater financial, technical, research, marketing, sales, distribution, service and other resources than we do. Moreover, our competitors may offer broader product lines and have greater name recognition than we do, and may offer discounts as a competitive tactic. In addition, several development stage companies are currently making or developing products that compete with or will compete with our products. Our competitors may develop or market technologies or products that are more effective or commercially attractive than our current or future products, or that may render our technologies and products obsolete.

  WE ARE HIGHLY DEPENDENT ON PRINCIPAL MEMBERS OF OUR MANAGEMENT AND SCIENTIFIC
                  STAFF, THE LOSS OF WHOM WOULD IMPAIR OUR ABILITY TO COMPETE.

   We are highly dependent on the principal members of our management and scientific staff. The loss of the services of any of these persons could delay or reduce our product development and commercialization efforts. In addition, we will require additional personnel in the areas of scientific research, diagnostic testing, manufacturing and marketing. We may not be able to attract and retain qualified personnel, which could seriously harm our business, financial condition and results of operations.

         WE MAY NOT HAVE ADEQUATE INSURANCE AND IF WE BECOME SUBJECT TO PRODUCT LIABILITY CLAIMS, WE MAY EXPERIENCE REDUCED DEMAND FOR OUR PRODUCTS OR BE
                 REQUIRED TO PAY DAMAGES THAT EXCEED OUR INSURANCE LIMITATIONS.

   Our business exposes us to potential product liability claims that are inherent in the life science field. Any product liability claim in excess of our insurance coverage would have to be paid out of our cash-

-------------------------------------------------------------------------------

                                                                   RISK FACTORS

-------------------------------------------------------------------------------
reserves which would have a detrimental effect on our financial condition. It is difficult to determine whether we have obtained sufficient insurance to cover potential claims. Also, we cannot assure you that we can or will maintain our insurance policies on commercially acceptable terms, or at all.

RESPONDING TO CLAIMS RELATING TO IMPROPER HANDLING, STORAGE OR DISPOSAL OF HAZARDOUS CHEMICALS AND RADIOACTIVE AND BIOLOGICAL MATERIALS WHICH WE USE, COULD BE TIME CONSUMING AND COSTLY.

   We use controlled hazardous and radioactive materials in our business. The risk of accidental contamination or injury from these materials cannot be completely eliminated. If an accident with these substances occurs, we could be liable for any damages that result, which could seriously harm our business. Additionally, an accident could damage our research and manufacturing facilities and operations, resulting in delays and increased costs.

 IF OUR MANUFACTURING FACILITY IS DAMAGED, WE COULD EXPERIENCE LOST REVENUE AND
                                        OUR BUSINESS WOULD BE SERIOUSLY HARMED.

   Our only manufacturing facility is located in San Diego, California. Damage to our facility due to fire, natural disaster, power loss, communications failure, unauthorized entry or other events could cause us to cease development and manufacturing of our products. We have limited insurance to protect against business interruption; however, there can be no assurance this insurance will be adequate or will continue to be available to us on commercially reasonable terms, or at all.

    IF WE OR OUR SUPPLIERS FAIL TO BE YEAR 2000 OR Y2K COMPLIANT IT COULD CAUSE INTERRUPTIONS IN OUR SUPPLY OF PRODUCTS AND GENERATE SUBSTANTIAL EXPENSES FOR
                                                                  OUR BUSINESS.

   The Y2K issue is a situation that results from computer systems and software products being coded using two digits rather than four digits to define the applicable year. Computer systems and software products often utilize embedded technology that is time-sensitive and may recognize a date falling in the year 2000 as falling in the year 1900 which could cause computer system failures and errors leading to a disruption of our business operations. The Y2K issue could affect not only our operations but also the operations of our business partners, customers and suppliers among others. If we or our suppliers fail to be Y2K compliant, our business, financial condition and results of operations could be materially disrupted. Please see "Management's discussion and analysis of financial condition and results of operations--Impact of the year 2000" for additional information regarding the Y2K issue.

If we do not effectively manage our growth, it could affect our ability to pursue business opportunities and expand our business.

   Growth in our business has placed, and will continue to place, a significant strain on our management systems and resources. We will need to continue to improve our operational and financial systems and managerial controls and procedures and expand, train and manage our workforce. We will have to maintain close coordination among our technical, accounting, marketing, sales and research departments. If we fail to effectively manage our growth and address the above concerns, it could affect our ability to pursue business opportunities and expand our business.

-------------------------------------------------------------------------------
14

                                                                   RISK FACTORS

-------------------------------------------------------------------------------

RISKS RELATED TO THIS OFFERING

    CONCENTRATION OF OWNERSHIP OF OUR COMMON STOCK AMONG OUR EXISTING EXECUTIVE OFFICERS, DIRECTORS AND PRINCIPAL STOCKHOLDERS MAY PREVENT NEW INVESTORS FROM
                                   INFLUENCING SIGNIFICANT CORPORATE DECISIONS.

   Upon completion of this offering, our executive officers, directors and beneficial owners of 5% or more of our common stock and their affiliates will, in aggregate, beneficially own approximately 41.0% of our outstanding common stock or 39.7% if the underwriters' over-allotment option is exercised in full. As a result, these persons, acting together, may have the ability to determine the outcome of matters submitted to our stockholders for approval, including the election and removal of directors and any merger, consolidation or sale of all or substantially all of our assets. In addition, such persons, acting together, may have the ability to control the management and affairs of our company. Accordingly, this concentration of ownership may harm the market price of our common stock by:

 . delaying, deferring or preventing a change in control of our company;

 . impeding a merger, consolidation, takeover or other business combination involving our company; or

 . discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control of our company.

   Please see "Principal stockholders" for additional information on concentration of ownership of our common stock.

        THERE MAY NOT BE AN ACTIVE, LIQUID TRADING MARKET FOR OUR COMMON STOCK.

We cannot assure you that an active trading market for our common stock will develop following this offering. You may not be able to sell your shares quickly or at the market price if trading in our stock is not active. The initial public offering price was determined by negotiations between us and the representatives of the underwriters based upon a number of factors. The initial public offering price may not be indicative of prices that will prevail in the trading market. Please see "Underwriting" for more information regarding our arrangement with the underwriters and the factors considered in setting the initial public offering price.

   OUR STOCK PRICE COULD BE VOLATILE AND YOUR INVESTMENT COULD SUFFER A DECLINE IN VALUE, WHICH IN TURN COULD AFFECT OUR ABILITY TO RAISE ADDITIONAL CAPITAL
                                 TO FUND THE COMMERCIALIZATION OF OUR PRODUCTS.

   The trading price of our common stock is likely to be highly volatile and could be subject to wide fluctuations in price in response to various factors, many of which are beyond our control, including:

 . actual or anticipated variations in quarterly operating results;

 . announcements of technological innovations by us or our competitors;

 . new products or services introduced or announced by us or our competitors;

 . changes in financial estimates by securities analysts;

 . conditions or trends in the biotechnology, pharmaceutical and genomics industries;

 . changes in the market valuations of other similar companies;

 . announcements by us of significant acquisitions, strategic partnerships, joint ventures or capital commitments;

 . additions or departures of key personnel; and

 . sales of our common stock.

-------------------------------------------------------------------------------

                                                                   RISK FACTORS

-------------------------------------------------------------------------------

In addition, the stock market in general, and the Nasdaq National Market and the market for technology companies in particular, has experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of those companies. Further, there has been particular volatility in the market prices of securities of biotechnology and life sciences companies. These broad market and industry factors may seriously harm the market price of our common stock, regardless of our operating performance. In the past, following periods of volatility in the market price of a company's securities, securities class-action litigation has often been instituted against that company. Such litigation, if instituted against us, could result in substantial costs and a diversion of management's attention and resources, which could seriously harm our business, financial condition and results of operations.

   WE MAY HAVE TO RETURN THE MONEY WE RECEIVE FROM THE SELLING STOCKHOLDERS AFTER THEY COMPLETE THE PURCHASE OF 57,564 SHARES BECAUSE OF A POSSIBLE VIOLATION OF SECTION 5 OF THE SECURITIES ACT OF 1933.

   In March 1999, we entered into a consulting agreement with two German consulting firms for services to be provided to us in connection with our initial public offering. Under this agreement we offered and committed ourselves to sell an equivalent of DEM3 million worth of shares, based on our initial public offering price, to these consulting firms. This equates to 57,564 shares of our common stock, at a price of $26.00 per share, or a total of approximately $1.5 million worth of shares. At the time we offered and committed ourselves to issue these shares, we did not deliver a preliminary prospectus to these consulting firms. We may have a contingent liability arising out of a possible violation of Section 5 of the Securities Act of 1933 in connection with the offer and commitment to sell these shares being made in March 1999. If we violated Section 5 of the Securities Act of 1933, these consulting firms may have the right to have us repurchase any shares sold to them at the initial public offering price for up to one year from the date the consultants discovered any such violation. In no event could this right extend beyond three years.

  THE LARGE NUMBER OF SHARES ELIGIBLE FOR PUBLIC SALE AFTER THIS OFFERING COULD
                                              CAUSE OUR STOCK PRICE TO DECLINE.

   Sales of substantial amounts of our common stock in the public market after this offering could seriously harm prevailing market prices for our common stock. These sales might make it difficult or impossible for us to sell additional securities when we need to raise capital. The number of additional shares available for sale in the public market will be affected by restrictions imposed by:

 . the Securities Act and related rules, including the volume and other restrictions of Rule 144; and

 . lock-up agreements between us and selected stockholders or between stockholders and the underwriters.

   Please see "Shares eligible for future sale" for a description of the number of shares which may be sold by existing stockholders in the future.

  ANTI-TAKEOVER PROVISIONS IN OUR CHARTER DOCUMENTS AND DELAWARE LAW COULD MAKE
          A THIRD-PARTY ACQUISITION OF US DIFFICULT. THIS COULD LIMIT THE PRICE INVESTORS MIGHT BE WILLING TO PAY IN THE FUTURE FOR OUR COMMON STOCK.

   The anti-takeover provisions in our certificate of incorporation, our bylaws and Delaware law could make it more difficult for a third party to acquire us without approval of our board of directors. As a result of these provisions, we could delay, deter or prevent a takeover attempt or third party acquisition that our stockholders consider to be in their best interests, including a takeover attempt that results in a premium over the market price for the shares held by our stockholders. Please see "Description of securities" for more information on these anti-takeover provisions.

-------------------------------------------------------------------------------
16

--------------------------------------------------------------------------------
Forward-looking information

   This prospectus may contain forward-looking statements. When used in this prospectus, the words "anticipate," "believe," "estimate," "will," "intend" and "expect" and similar expressions identify forward-looking statements. Although we believe that our plans, intentions and expectations reflected in any such forward-looking statements are reasonable, we can give no assurance that these plans, intentions or expectations will be achieved. Actual results, performance or achievements could differ materially from those contemplated, expressed or implied, by any such forward-looking statements contained in this prospectus. Important factors that could cause actual results to differ materially from our forward-looking statements are set forth in this prospectus, including under the heading "Risk factors." All forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements set forth in this prospectus. We are under no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

   You should rely only on the information contained in this prospectus. Neither we nor the selling stockholders have authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell and seeking offers to buy shares of Sequenom, Inc. common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of Sequenom, Inc. common stock.

--------------------------------------------------------------------------------

-------------------------------------------------------------------------------
Dividend policy

We have never declared or paid any cash dividends on our common stock. We currently intend to retain all available funds for use in our business, and do not anticipate paying any cash dividends in the foreseeable future. Any future determination relating to dividend policy will be made at the discretion of our board of directors and will depend on a number of factors, including future earnings, capital requirements, financial condition and future prospects and other factors the board of directors may deem relevant.

Capitalization

   The following table shows our capitalization as of September 30, 1999:

 . On an actual basis; and

 . On a pro forma basis to give effect to:

  . the automatic conversion of 14,842,757 shares of our preferred stock outstanding as of the date of this prospectus into 14,842,757 shares of our common stock on a one-for-one basis;

  . the sale of approximately $1.5 million in shares of common stock to the selling stockholders in a private sale completed immediately prior to this offering, or 57,564 shares at a price of $26.00 per share;

  . the conversion of debt owed to TBG in the amount of DEM4 million, approximately $2.1 million, into 272,108 shares of our common stock upon the closing of this offering at a price of $26.00 per share, including a charge to interest expense of $4.8 million for the beneficial conversion price of such debt and the recognition of $107,000 of foreign translation losses on such debt from October 1, 1999 through December 27, 1999;

  . the issuance of 1,523,451 shares of common stock upon the exercise of stock options from October 1, 1999 through December 27, 1999;

  . the increase in notes receivable for common stock of $1,545,185 from October 1, 1999 through December 27, 1999 related to the exercise of stock options by our executives; and

  . the net increase in deferred compensation related to stock options of $1,451,440 resulting from $2,212,650 from deferred compensation recorded in connection with October 1999 grants less $761,210 in amortization from October 1, 1999 through December 27, 1999.

 . On a pro forma as adjusted basis to give effect to:

  . the receipt of the estimated net proceeds from the sale of 5,250,000 shares of stock offered in the initial public offering at a price of $26.00 per share;

  . the repayment of debt owed to TBG in the amount of DEM6 million, approximately $3.3 million, upon the closing of this offering, and the recognition of $148,000 of foreign translation gains on such debt from October 1, 1999 through December 27, 1999; and

  . the issuance of 22,884 shares of our common stock to TBG upon the closing of this offering in satisfaction of accrued interest of $930,625, including recognition of a $336,000 gain on the transaction.

-------------------------------------------------------------------------------
18

CAPITALIZATION

-------------------------------------------------------------------------------

                                                                      PRO FORMA
                                              ACTUAL      PRO FORMA AS ADJUSTED
-------------------------------------------------------------------------------
                                                     (IN THOUSANDS)
Current portion of capital lease
 obligations.................................   $441       $441         $441
                                              ======     ======       ======
Capital lease obligations, less current
 portion..................................... $1,313     $1,313       $1,313
Long-term debt commitments...................  5,446      3,268           --
Accrued long-term interest payable...........    931        931           --
                                              ------     ------       ------
  Total long-term obligations................  7,690      5,512        1,313
Common stock subject to put right............     --      1,497        1,497
Convertible preferred stock, par value
 $0.001;
 Authorized shares--14,842,757 actual,
  5,000,000 pro forma and pro forma as
  adjusted
 Issued and outstanding shares--14,842,757
  actual, none pro forma and pro forma as
  adjusted...................................     15         --           --

                                                                       PRO FORMA
                                                   ACTUAL  PRO FORMA AS ADJUSTED
--------------------------------------------------------------------------------
Common stock, par value $0.001;
 Authorized shares--19,500,000 actual,
  75,000,000 pro forma and pro forma as adjusted
 Issued and outstanding shares--873,369 actual,
  17,569,249 pro forma and 22,842,133 pro forma
  as adjusted...................................        1        18         23
Additional paid-in capital......................   62,533    68,509    194,744
Notes receivable for common stock...............     (511)   (2,056)    (2,056)
Deferred compensation related to stock options..   (2,167)   (4,380)    (4,380)
Accumulated other comprehensive income..........      216       109        256
Deficit accumulated during the development
 stage..........................................  (37,120)  (42,671)   (42,335)
                                                  -------   -------   --------
  Total stockholders' equity....................   22,967    19,529    146,252
                                                  -------   -------   --------
  Total capitalization..........................  $30,657   $26,538   $149,062
                                                  =======   =======   ========

The table above excludes:

 . 1,287,049 shares issuable upon the exercise of options outstanding as of December 27, 1999 at a weighted average exercise price of $1.66 per share. This share amount consists of 2,475,250 shares issuable upon the exercise of options outstanding at September 30, 1999 and 335,250 shares issuable upon the exercise of options granted during October 1999, less 1,523,451 shares issued upon exercise of options during the period October 1, 1999 through December 27, 1999;

 . 176,503 shares issuable upon the exercise of warrants outstanding as of December 27, 1999 at a weighted average exercise price of $2.10 per share; and

 . 248,750 additional shares available for future grant as of December 27, 1999 under our 1998 stock plan, and an additional 850,000 shares made available for future grant under our stock plans to be adopted at the close of this offering. For a description of our stock option and stock purchase plans, please see "Management--Employee benefit plans."

To the extent that these options or warrants are exercised, there will be further dilution to new investors. Please see "Management--Employee benefit plans" for further information regarding our stock option plan and stock purchase plan.


-------------------------------------------------------------------------------

-------------------------------------------------------------------------------

Dilution

   Our historical net tangible book value as of September 30, 1999 was approximately $23.0 million, or $26.30 per share, based on the number of common shares outstanding as of September 30, 1999. Historical net tangible book value per share is equal to the amount of our total tangible assets less total liabilities, divided by the number of shares of common stock outstanding as of September 30, 1999.

   Our pro forma net tangible book value as of September 30, 1999 was approximately $19.5 million, or $1.11 per share, based on the pro forma number of shares outstanding as of September 30, 1999 of 17,569,247, calculated after giving effect to:

 . the automatic conversion of 14,842,757 shares of our preferred stock outstanding at September 30, 1999 into 14,842,757 shares of our common stock on a one-for-one basis;

 . the sale of approximately $1.5 million in shares of common stock to the selling stockholders in a private sale completed immediately prior to this offering, or 57,564 shares at a price of $26.00 per share;

 . the conversion of debt owed to TBG in the amount of DEM4 million, approximately $2.1 million, into 272,108 shares of our common stock upon the closing of this offering at a price of $26.00 per share; and

 . the issuance of 1,523,451 shares of common stock upon exercise of stock options from October 1, 1999 through December 27, 1999.

   Dilution in pro forma net tangible book value per share represents the difference between the amount per share paid by purchasers of shares of our common stock in our initial public offering and the private sale and the net tangible book value per share of our common stock immediately afterwards, after giving effect to the sale of 5,250,000 shares in our initial public offering, the issuance of 22,884 shares of our common stock in satisfaction of accrued interest of $930,625, and the repayment of $3.3 million of long-term debt from the net proceeds. This represents an immediate increase in pro forma net tangible book value of $5.30 per share to existing stockholders and an immediate dilution in pro forma net tangible book value of $19.59 per share to new investors. The following table illustrates this per share dilution:

Initial public offering price per share.............................................         $26.00
                                                                                             ------
  Historical net tangible book value per share as of September 30, 1999............. $26.30
  Decrease attributable to conversion of preferred stock, debt and accrued interest, and exercise of stock options subsequent to September 30, 1999................... (25.19)
                                                                                     ------
  Pro forma net tangible book value per share as of September 30, 1999..............   1.11
  Increase attributable to the initial public offering and private sale.............   5.30
                                                                                     ------
Net tangible book value per share after the initial public offering and private
 sale...............................................................................           6.41
                                                                                             ------
Dilution per share to new investors.................................................         $19.59
                                                                                             ======

   The following table summarizes, on a pro forma basis as of September 30, 1999, after giving effect to this offering, the total number of shares of common stock purchased from us and the total consideration and the average price per share paid by existing stockholders and by new investors:

                          Shares purchased   Total consideration   Average price
                           NUMBER   PERCENT        Amount Percent      per share
--------------------------------------------------------------------------------
Existing stockholders... 17,592,133    77.0%  $62,776,356    31.5%         $3.57
New investors...........  5,250,000    23.0   136,500,000    68.5         $26.00
                         ----------  -----   ------------  -----
Total................... 22,842,133   100.0% $199,276,356   100.0%
                         ==========  =====   ============  =====

-------------------------------------------------------------------------------
20

                                                                       DILUTION

-------------------------------------------------------------------------------

   The tables and calculations above assume no exercise of outstanding options or warrants. At December 27, 1999, there were:

 . 1,287,049 shares issuable upon the exercise of options outstanding as of a weighted average exercise price of $1.66 per share. This share amount consist of 2,475,250 shares issuable upon the exercise of options outstanding at September 30, 1999 and 335,250 shares issuable upon the exercise of options granted during October 1999, less 1,523,451 shares issued upon exercise of options during the period October 1, 1999 through December 27, 1999;

 . 176,503 shares issuable upon the exercise of warrants outstanding as of December 27, 1999 at a weighted average exercise price of $2.10 per share; and


 . 248,750 additional shares available for future grant as of December 27, 1999 under our 1998 stock plan, and an additional 850,000 shares made available for future grant under our stock plans to be adopted at the close of this offering. For a description of our stock option and stock purchase plans, please see "Management--Employee benefit plans."

   To the extent that these options or warrants are exercised, there will be further dilution to new investors. Please see "Management--Employee benefit plans" for further information regarding our stock option plan and stock purchase plan.

   If the underwriters exercise their over-allotment option in full, the following will occur:

 . the number of shares of our common stock held by existing stockholders will decrease to approximately 74.4% of the total number of shares of our common stock outstanding after this offering;

 . the number of shares of our common stock held by new public investors will increase to 6,037,500, or approximately 25.6% of the total number of shares of our common stock outstanding after this offering; and

 . an increase in pro forma net tangible book value to $7.00 per share to existing stockholders and an immediate dilution in pro forma net tangible book value of $19.00 per share to new investors.


-------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Selected consolidated financial data

   The following selected consolidated financial data should be read in conjunction with the consolidated financial statements and the notes to such statements and "Management's discussion and analysis of financial condition and results of operations" included elsewhere in this prospectus. The consolidated statement of operations data for the years ended December 31, 1996, 1997 and 1998 and the nine-month period ended September 30, 1999, and the consolidated balance sheet data at December 31, 1997 and 1998 and September 30, 1999, are derived from our consolidated financial statements which have been audited by Ernst & Young LLP, independent auditors, and are included elsewhere in this prospectus. The consolidated statement of operations data for the years ended December 31, 1994 and 1995 and the consolidated balance sheet data at December 31, 1994, 1995, and 1996 are derived from audited consolidated financial statements not included in this prospectus. The consolidated statement of operations data for the nine-month period ended September 30, 1998 is derived from our unaudited financial statements included elsewhere in this prospectus. These unaudited financial statements have been prepared on the same basis as our audited financial statements, and, in our opinion, include all material adjustments, consisting only of normal recurring adjustments necessary to present fairly this unaudited financial information. Historical results are not necessarily indicative of the results to be expected in the future.

   The pro forma net loss per share is calculated as if our convertible preferred stock and DEM4 million long-term debt owed to TBG as of September 30, 1999, both convertible into common stock upon the closing of this offering, were converted into shares of our common stock on the date of their issuance.

                                                                                          Nine months ended
                                          Years ended December 31,                          September 30,
                                      1994         1995      1996       1997       1998     1998        1999
CONSOLIDATED STATEMENT OF                          (In thousands, except per share data)
OPERATIONS DATA
-------------------------------------------------------------------------------------------------------------
Research and development
 grants.......................            $--       $--      $893       $527       $351       $126       $81
Costs and expenses:
  Research and development....            922     1,274     3,136      3,532      6,188      3,550     7,138
  General and administrative..            230       420     1,032      1,861      4,218      2,640     5,363
  Amortization of deferred
   compensation...............                       --        --         --         --         --     3,615
                                  -----------   -------  --------   --------   --------   --------  --------
Total costs and expenses......          1,152     1,694     4,168      5,393     10,406      6,190    16,116
                                  -----------   -------  --------   --------   --------   --------  --------
Loss from operations..........         (1,152)   (1,694)   (3,275)    (4,866)   (10,055)    (6,064)  (16,035)
Other income (expense):
  Interest income.............              3         2        73         57        397        291     1,225
  Interest expense............             --       (28)     (275)      (308)      (613)      (230)     (576)
                                  -----------   -------  --------   --------   --------   --------  --------
Net loss......................        $(1,149)  $(1,720)  $(3,477)   $(5,117)  $(10,271)   $(6,003) $(15,386)
                               ===========      =======  ========   ========   ========   ========  ========
Net loss per share
 attributable to common
 stockholders, basic and
 diluted...................... $(1,149,498)     $(65.87)  $(23.45)   $(22.62)   $(33.33)   $(20.12)  $(39.41)
Shares used in computing net
 loss per share attributable
 to common stockholders, basic
 and diluted..................             --        26       148        226        308        298       390
Pro forma net loss per share,
 basic and diluted............                                                   $(1.02)              $(1.03)
Shares used in computing pro
 forma net loss per share
 basic and diluted............                                                    9,747               14,714

--------------------------------------------------------------------------------
22

                                            SELECTED CONSOLIDATED FINANCIAL DATA

--------------------------------------------------------------------------------

                                  December 31,                September 30,
                          1994     1995    1996     1997      1998      1999
CONSOLIDATED BALANCE
SHEET DATA
------------------------------------------------------------------------------
Cash, cash equivalents
 and short-term
 investments............    $168   $1,877  $1,326     $833   $28,497   $28,069
Working capital.........    (455)   1,379     820     (125)   26,014    24,771
Total assets............     230    2,911   2,714    2,273    32,777    34,632
Total long-term
 obligations............      --      891   2,872    3,772     7,408     7,690
Total stockholders'
 equity (deficit) ......    (397)   1,354  (1,206)  (2,747)   22,635    22,967


--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Management's discussion and analysis of financial condition and results of operations

   The following discussion of our financial condition and results of operations should be read in conjunction with the financial statements and the notes to those statements included elsewhere in this prospectus. This discussion may contain forward-looking statements that involve risks and uncertainties. As a result of many factors, such as those set forth under "Risk factors" and elsewhere in this prospectus, our actual results may differ materially from those anticipated in these forward-looking statements.

   We are a pioneer in the new field of industrial genomics. Since we began operations in 1994, we have been primarily involved in the research and development of high definition DNA analysis tools for industrial biomedical and life science applications.

   We are a development stage company. Since our inception, we have incurred significant losses and, as of September 30, 1999, we had an accumulated deficit of $37.1 million. To date, our revenues have been solely from research grants. We began placing MassArray systems at beta sites and with pre-launch users in July 1999. Information received from these sites is being used to optimize our product offerings. We expect revenues generated from our commercial launch to begin during the first quarter of 2000.

   We expect to recognize revenues from the sale of both MassArray systems at the time of placement and disposable products, including SpectroCHIPs. We expect that each system placed in the field will generate a recurring revenue stream from the sale of disposables. We also expect the volume of disposables purchased from each site will increase over time as the customer becomes familiar with the technology and incorporates MassArray into a broad range of SNP analysis programs. In addition, we may generate revenue from the sale of proprietary assays and software products and other services provided to the customer. In some cases we may retain some rights to assays developed in collaborations with third parties. This may allow us to offer an expanded line of products to a broader market. Our sales will be initially driven by the need for SNP validation and later could expand into the areas of genomic drug development, diagnostics and agricultural genomics.

   Our expenses have consisted primarily of costs incurred in research and development, manufacturing scale-up, business development and from general and administrative costs associated with our operations. We expect our research and development expenses to increase in the future as we continue to improve and develop products. Our selling expenses will increase as we commercialize our products. Expansion of our facilities and the additional obligations of a public reporting entity will also add to our expenses. As a result, we expect to incur losses for the foreseeable future.

   Our current products do not provide sufficient gross margin for us to become profitable. To become profitable, we will need to develop and introduce new higher margin products and generate significant sales of disposables.

   We have a limited history of operations and we anticipate that our quarterly results of operations will fluctuate for the foreseeable future due to several factors, including market acceptance of current or new products, patent conflicts, the introduction of new products by our competitors, the timing and extent of our research and development efforts, and the timing of significant orders. Our limited operating history makes accurate prediction of future operations difficult or impossible.


--------------------------------------------------------------------------------
24

      MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
                                                                      OPERATIONS

--------------------------------------------------------------------------------
RESULTS OF OPERATIONS

Nine months ended September 30, 1999 and 1998

                                                                         REVENUE
   Research and development grant revenue decreased to approximately $81,000 in the first nine months of 1999 from approximately $126,000 in the first nine months of 1998. As we have approached the commercial launch of our products, we have not actively pursued grants, and accordingly, revenue from grants has decreased.

                                               RESEARCH AND DEVELOPMENT EXPENSES
   Research and development expenses increased to $7.1 million in the first nine months of 1999 from $3.6 million in the first nine months of 1998. These expenses consist primarily of salaries and related personnel costs, materials costs and costs related to completion of our product development. The increase resulted from the expansion of our research and development efforts and was comprised of a $1.6 million increase in salaries and related personnel costs, additional material costs of $1.2 million and approximately $700,000 of additional costs directly related to the scale-up of manufacturing for our SpectoCHIPs.

                                             GENERAL AND ADMINISTRATIVE EXPENSES
   General and administrative expenses increased to $5.4 million in the first nine months of 1999 from $2.6 million in the first nine months of 1998. These expenses consist primarily of salaries and related costs for executive, finance and other administrative personnel, general and patent related legal expenses, and business development expenses. Expenses relating to filing and pursuing patent applications represented the single largest increase at approximately $800,000, while continued expansion of administrative resources to support our growth accounted for the remainder.

                                     AMORTIZATION OF DEFERRED STOCK COMPENSATION
   Deferred stock compensation represents the difference between the estimated fair value of our common stock and the exercise price of options at the date of grant. During the nine months ended September 30, 1999, we recorded amortization of deferred stock compensation totaling $3.6 million, including $1.6 million related to a remeasurement of options originally granted to an officer in 1997. We anticipate that additional deferred compensation totaling $3.8 million will be recorded for options granted in October 1999. These amounts are being amortized over the vesting periods of the individual stock options using the graded vesting method. We expect to record amortization for deferred compensation approximately as follows: $761,000 during the quarter ended December 31, 1999, $3.7 million during 2000, $924,000 during 2001, $459,000 during 2002, and $214,000 during 2003.

                                                                 INTEREST INCOME
   Interest income increased to $1.2 million in the first nine months of 1999 from approximately $291,000 in the first nine months of 1998. This increase resulted from higher average balances of cash and cash equivalents and short-term investments in 1999 from investment of the proceeds from the sale of Series D Convertible Preferred Stock in late 1998 and early 1999.

                                                                INTEREST EXPENSE
   Interest expense increased to approximately $576,000 in the first nine months of 1999 from approximately $230,000 in the first nine months of 1998.
The increase was due to higher average debt levels resulting from additional indebtedness under our capital lease financing arrangement.

--------------------------------------------------------------------------------

      MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
                                                                      OPERATIONS

--------------------------------------------------------------------------------

                                                                    INCOME TAXES
   As of September 30, 1999, we had federal and state net operating loss carryforwards of approximately $24.8 million and $13.1 million. We also have federal and state research and development tax credit carryforwards of approximately $410,000 and $200,000 and German net operating loss carryforwards of approximately $7.2 million. The federal and state net operating loss and credit carryforwards expire on various dates through 2018. The German net operating losses may be carried forward indefinitely. Pursuant to Internal Revenue Code Sections 382 and 388, our net operating loss and credit carryforwards may be limited due to a cumulative change in ownership of more than 50%, which occurred during 1998 and which is anticipated to occur with the offering. However, we do not believe these limitations will materially impact the use of the net operating loss and credit carryforwards.

Years ended December 31, 1998, 1997 and 1996

                                                                         REVENUE
   Research and development grant revenue decreased to $351,000 in 1998 from approximately $527,000 in 1997 and from $893,000 in 1996. As we have approached the commercial launch of our products, we have received funding from private equity financings and have not pursued grant funding.

                                               RESEARCH AND DEVELOPMENT EXPENSES
   Research and development expenses increased to $6.2 million in 1998 from $3.5 million in 1997 and $3.1 million in 1996. The $2.7 million increase from 1997 to 1998 resulted from an additional $1.3 million in personnel costs and approximately $1.4 million in additional supplies related to the development of our MassArray system. The increase from 1996 to 1997 resulted primarily from an increase in the number of personnel and their related costs.

                                             GENERAL AND ADMINISTRATIVE EXPENSES
   General and administrative expenses increased to $4.2 million in 1998 from $1.9 million in 1997 and $1.0 million in 1996. Expenses relating to filing and pursuing patent applications represented the single largest increase in 1998 at approximately $800,000. These expenses increased because a higher number of patents were filed worldwide. Expenses related to employing more personnel represented the remainder of the increase. The increase from 1996 to 1997 resulted primarily from increases in the number of personnel and expansion of facilities.

                                                                 INTEREST INCOME
   Interest income increased to approximately $397,000 in 1998 from approximately $57,000 in 1997. The increase was due to higher average balances of cash and cash equivalents and short-term investments in 1998, resulting from the investment of the proceeds from the sale of Series C convertible preferred stock in February 1998. Interest income decreased to $57,000 in 1997 from $73,000 in 1996 due to slightly lower average cash and cash equivalents during 1997.

                                                                INTEREST EXPENSE
   Interest expense increased to approximately $613,000 in 1998 from approximately $308,000 in 1997 and $275,000 in 1996. Interest expense increased in 1998 due to an increase in borrowings under a capital lease agreement and from proceeds received from convertible debt funding. The 1997 increase in interest expense resulted from DEM2 million of additional debt funding.

                                                 LIQUIDITY AND CAPITAL RESOURCES
   We have funded our operations with $55.6 million of private equity financings, $6.0 million in loans and convertible loans, and $2.2 million from equipment financing arrangements. At September 30, 1999,

--------------------------------------------------------------------------------
26

     MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
                                                                     OPERATIONS

-------------------------------------------------------------------------------
cash, cash equivalents and short-term investments totaled $28.0 million compared to $28.5 million at December 31, 1998. Our cash reserves are held in a variety of interest-bearing instruments including high-grade corporate bonds, commercial paper and money market accounts.

   Cash used in operations for the nine months ended September 30, 1999 was $9.4 million compared with $5.5 million for the same period in 1998. A net loss of $15.4 million for the first nine months of 1999 was partially offset by non-cash charges of $3.6 million for amortization of deferred compensation, $1.3 million for depreciation and amortization expense and an increase of $1.2 million in accounts payable and accrued expenses. Investing activities, other than the changes in our short-term investments, consumed $3.3 million in cash during the first nine months in 1999 due to leasehold improvements and equipment expenditures.

   Cash provided by financing activities was $12.5 million for the nine months ended September 30, 1999 compared to $14.2 million for the same period in 1998. Financing activities included the receipt of net proceeds of $11.8 million from the sale of preferred stock to investors in the nine month period ended September 30, 1999 and $11.0 million in the nine month period ended September 30, 1998.

   Working capital decreased to $24.8 million at September 30, 1999 from $26.0 million at December 31, 1998. The decrease in working capital was due to our use of cash in operations, higher accounts payable and accrued liabilities as a result of increased product and business development, expenses, and payment of capital lease obligations, offset in part by higher inventory and prepaid expenses.

   As of September 30, 1999, we had an aggregate of $7.2 million in future obligations of principal payments under capital leases and long-term debt, of which $0.4 million is to be paid within the next year. We expect to use approximately $4.2 million of the proceeds of this offering for the repayment of long-term bank debt and accrued interest. This debt, which originated in 1995 and 1997, is denominated in German deutsche marks, DEM, and totals DEM6 million. For a more detailed description of this bank debt, please see "Use of Proceeds."

   We believe our existing cash, cash equivalents and short-term investments, together with the net proceeds of this offering will be sufficient to fund our operating expenses, debt obligations and capital requirements through at least the next 24 months. Our future capital uses and requirements depend on numerous factors, including:

 . our success in selling our MassArray system and associated technologies;

 . our progress with research and development;

 . our ability to introduce and sell new products;

 . our sales and marketing expenses;

 . expenses associated with unforeseen litigation;

 . costs and timing of obtaining new patent rights; and

 . regulatory changes and competition and technological developments in the market.

   Therefore, our capital requirements may increase in future periods. As a result, we may require additional funds and may attempt to raise additional funds through equity or debt financings, collaborative arrangements with corporate partners or from other sources.

   We have a $5.0 million bank line of credit, all of which is available for borrowing. We have no commitments for any additional financings, and we cannot assure you that additional funding will be available to finance our operations when needed or, if available, that the terms for obtaining such funds will be favorable or will not result in dilution to our stockholders.

-------------------------------------------------------------------------------

      MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
                                                                      OPERATIONS

--------------------------------------------------------------------------------

   We could possibly be required to repurchase the 57,564 shares we sold to the selling stockholders immediately prior to this offering, and repay the purchase price of their shares of approximately $1.5 million if we are deemed to have violated Section 5 of the Securities Act of 1933.

Impact of the year 2000

   The computer systems and software programs of many companies and governmental agencies are currently coded to accept or recognize only two digit entries in the date code field. These systems may recognize a date using "00" as the year 1900 rather than the year 2000. As a result, these computer systems and/or software programs may need to be upgraded to comply with such year 2000 requirements or risk system failure or miscalculations causing disruptions of normal business activities.

                                                              STATE OF READINESS
   We have made an assessment of the year 2000 readiness of our technology systems, including our hardware and software in our products and our non-information technology systems. We were informed by our vendors who provide the hardware in our products that the hardware we use is year 2000 compliant. We believe that substantially all of our applications, databases and infrastructure are year 2000 compliant. We were informed by many of our vendors of material hardware and software components of our information technology systems that substantially all of the products we use are currently year 2000 compliant.

                                                                           COSTS
   As of September 30, 1999, we have expensed approximately $25,000 for assessing our state of readiness and making upgrades for year 2000 compliance. To date, we have not experienced any material adverse effect on our business or operating results as a result of any year 2000 problems. In addition, we have not deferred any material information technology projects or equipment purchases, as a result of our year 2000 compliance activities.

                                                                           RISKS
   We are not currently aware of any year 2000 compliance problems relating to our proprietary software and other products or our information technology or non-information technology systems that would have a material adverse effect on our business. We cannot assure you that we will not discover year 2000 compliance problems in our proprietary software and other products that will require substantial revisions. In addition, we cannot assure you that third-party software, hardware or services incorporated into our material information technology and non-information technology systems will not need to be revised or replaced, all of which could be time consuming and expensive. Our failure to fix our proprietary software and other products or to fix or replace third-party software, hardware or services on a timely basis could result in lost revenues, increased operating costs, the loss of customers and other business interruptions, any of which could have a material adverse effect on our business. Moreover, the failure to adequately address year 2000 compliance issues in our proprietary software and other products and our information technology and non-information technology systems could result in claims of mismanagement, misrepresentation or breach of contract and related litigation, which could be costly and time-consuming to defend.

--------------------------------------------------------------------------------
28

      MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
                                                                      OPERATIONS

--------------------------------------------------------------------------------

                                                                CONTINGENCY PLAN
   In the event that year 2000-related problems materialize, we maintain relationships with several suppliers of services and products to mitigate the risks associated with using suppliers which are not year 2000 compliant.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

                                                          SHORT-TERM INVESTMENTS
   The primary objective of our investment activities is to preserve principal while at the same time maximizing the income we receive from our investments without significantly increasing risk. Some of the securities that we invest in may have market risk. This means that a change in prevailing interest rates may cause the fair value of the principal amount of the investment to fluctuate.
For example, if we hold a security that was issued with a fixed interest rate at the then-prevailing rate and the prevailing interest rate later rises, the fair value of the principal amount of our investment will probably decline. To minimize this risk in the future, we intend to maintain our portfolio of cash equivalents and short-term investments in a variety of securities, including commercial paper, money market funds, government and non-government debt securities. The average duration of all of our investments has generally been less than one year. Due to the short term nature of these investments, we believe we have no material exposure to interest rate risk arising from our investments. Therefore, no quantitative tabular disclosure is required.

                                                                  LONG-TERM DEBT
   Our long-term debt is denominated in German deutsche marks. We intend to convert approximately half of this debt into common stock upon the closing of this offering, and to repay the rest of this debt in cash from the proceeds of the offering. If the German deutsche mark increases in value relative to the US dollar before the conversion or repayment, we will have to issue more shares or cash to retire the debt. A 1% increase in the value of German deutsche marks relative to the US dollar would result in a $55,000 unrealized foreign translation loss.

                                              FOREIGN CURRENCY RATE FLUCTUATIONS
   The functional currency for our German subsidiary is the deutsche mark. The German subsidiary's accounts are translated from the German deutsche mark to the US dollar using the current exchange rate in effect at the balance sheet date, for balance sheet accounts, and using the average exchange rate during the period for revenues and expense accounts. The effects of translation are recorded as a separate component of stockholders' equity. Our German subsidiary conducts its business with customers in local European currencies. Exchange gains and losses arising from these transactions are recorded using the actual exchange differences on the date of the transaction. We have not taken any action to reduce our exposure to changes in foreign currency exchange rates, such as options or futures contracts, with respect to transactions with our German subsidiaries or transactions with our European customers. The net tangible assets of our German subsidiary, without regard to the long-term debt, were $4.6 million at September 30, 1999. A 1% decrease in the value of German deutsche marks relative to the US dollar would result in a $46,000 unrealized foreign translation loss.

                                                                       INFLATION
   We do not believe that inflation has had a material adverse impact on our business or operating results during the periods presented.

--------------------------------------------------------------------------------

      MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
                                                                      OPERATIONS

--------------------------------------------------------------------------------

                                                RECENT ACCOUNTING PRONOUNCEMENTS
   In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." This statement changes the previous accounting definition of derivative--which focused on freestanding contracts such as options and forwards, including futures and swaps--expanding it to include embedded derivatives and many commodity contracts. Under the statement, every derivative is recorded in the balance sheet as either an asset or liability measured at its fair value. The statement requires that changes in the derivatives fair value be recognized currently in earnings unless specific hedge accounting criteria are met. SFAS No. 133 is effective for fiscal years beginning after June 15, 2000. We do not anticipate that the adoption of SFAS No. 133 will have a material impact on our financial position or results of operations.

--------------------------------------------------------------------------------
30

--------------------------------------------------------------------------------
Business

BACKGROUND

                                         DNA, GENES AND THE HUMAN GENOME PROJECT
   Deoxyribonucleic acid, or DNA, is present in all living cells and is responsible for determining the inherited characteristics of all living organisms. Each DNA molecule contains two complementary strands comprised of four different types of nucleotide bases, commonly known as G, C, A and T. The order of these letters is called the DNA sequence. Each G on one strand pairs with a C on the complementary strand, and similarly each A pairs with a T. The entire DNA content of an organism is called its genome.

   The human genome is organized into 46 chromosomes, or two sets of 23 chromosomes, one set inherited from each parent. Each chromosome is one continuous double-stranded DNA molecule. The DNA contributed by one parent is called the haploid genome. The DNA content of one haploid genome is approximately 4 billion bases, which is organized into more than 100,000 distinct genes. Genes are segments of DNA located throughout the chromosomes. Since parents are not identical, each individual has two similar but slightly different copies of each chromosome and therefore two copies of each gene. Genes comprise approximately 5% of the DNA in a human cell. Some additional amount is used to regulate DNA function. More than 90% of the DNA has no known function.

   All cells contain a full copy of DNA, but each cell type expresses only those genes necessary for its specific function. When a gene is expressed, a copy of its DNA sequence, called messenger RNA, is used as a template to direct the synthesis of a protein. Proteins are composed of 20 different constituents called amino acids. Three adjacent letters of DNA, known as a codon, direct the position and identity of one amino acid in a protein. Cells use proteins to carry out their functions. For example, blood cells use the protein hemoglobin to transport oxygen and muscle cells use the protein myoglobin to store oxygen. Likewise, pancreatic islet cells secrete the protein insulin to regulate blood sugar levels. DNA sequences referred to as regulatory elements help to determine where a protein is made and in what quantities. For an individual to be healthy, the correct proteins must be produced at the right time in the appropriate amounts in the correct cells. DNA variations can change the properties of a protein, or where, when or how much of a protein is produced.

   In order to develop new medical treatments and diagnostics based on genetic information, efforts to sequence human DNA began in the mid-1980s when the technology for sequencing became available. Efforts funded by governments and foundations began in earnest by the end of the 1980s. These efforts came to be known as the Human Genome Project. This project is expected to produce a rough draft of the human DNA sequence by March 2000, with a complete draft expected in several years. The overall public sector expenditure is expected to approach $3 billion. In parallel with the public sector effort, a large private sector effort emerged in the early 1990s. Unlike the public effort that targets the entire genome, commercial efforts have focused on sequencing the genes themselves. This private effort claims to have identified many human genes some of which have been made available for a variety of biological and biomedical studies.

                GENETIC VARIABILITY AND SINGLE NUCLEOTIDE POLYMORPHISMS, OR SNPS Each individual has two identical copies of many genes, but some genes inherited from the mother will be different from their counterpart inherited from the father. A difference in one or more letters of a DNA sequence, referred to as a genetic variation, can modify the way a gene functions.
Genetic variations lead to a spectrum of observable differences, such as eye and hair color. Genetic variations are

--------------------------------------------------------------------------------

                                                                       BUSINESS

-------------------------------------------------------------------------------
also a major component of nearly all diseases, including cancer, diabetes and cardiovascular disease. Many chronic diseases are affected by multiple genetic variations.

   Single nucleotide polymorphisms, or SNPs, are the most common type of genetic variation. SNPs are a change in a single letter of DNA text, such as replacing a G with a T in one location and on the complementary DNA strand replacing a C with an A. Another common variation is the insertion or deletion of one or several letters. A third common variation is an increase or decrease in the length of simple repeating DNA sequences. Nearly every person carries numerous examples of each of these three kinds of variations, some of which can result in disease.

                                                 GENETIC ANALYSIS OR GENOTYPING
   The process of determining the SNPs present in an individual is called genotyping. It is estimated that there are 3 million to 10 million SNPs inherited from each parent. Some SNPs are a major cause of inherited diseases and are responsible for most individual differences in drug responsiveness; however, most SNPs are of no medical consequence. For example, if the third letter of a codon varies, the result is usually to produce the same amino acid or one with similar properties. However, to date, thousands of SNPs have been identified as medically relevant. Many genes exist in highly redundant sets so that even if one is totally removed, there are no functional consequences. We believe that only one SNP in a thousand may be medically relevant to disease susceptibility or responsiveness to disease therapy. To capture this information, tens of thousands of SNPs will have to be measured in each individual.

   Existing DNA sequence databases with samples from multiple individuals contain many clues about potential sites in the human genome where SNPs occur. Sequence variation between these individuals may suggest the presence of a SNP. Ongoing sequencing efforts promise to increase the amount of available sequence data tremendously and should discover most human SNPs within the next few years.

   After a SNP is discovered, its potential relevance for human health must be validated by determining how common the variation is in different segments of the population. To identify the small subset of SNPs that occur with the greatest frequency in human disease or are responsible for variations in drug responsiveness, hundreds of millions of SNP measurements must be made and correlated with health and other physical and mental features of interest. SNPs with a validated medical relevance may be used for drug development and human medical diagnostics. Identification of these SNPs will require a highly accurate, high throughput DNA analysis technology at a competitive cost.

                                      PERSONALIZED MEDICINE OR PHARMACOGENOMICS
   It has long been known that people respond differently to the same drug.
The field of pharmacogenomics studies these variations in drug response based on genetic differences. The emerging ability to correlate drug responses with SNPs promises to enable doctors to prescribe appropriate drugs to patients with the goal of maximizing drug response and minimizing side effects. For example, a test that could distinguish poor responders from good responders to drugs in which more than one therapeutic alternative exists could significantly reduce health care costs. In addition, pharmacogenomics may allow pharmaceutical companies to include a genetic component in the design of clinical trials so that the candidate drug is targeted to individuals with a specific genotype. Genetic variations shown to correlate with poor efficacy could be used as a basis for excluding non-responders from clinical trials thereby potentially improving results and reducing the costs of clinical trials.

                                              SNPS IN AGRICULTURE AND LIVESTOCK
   As living organisms, plants and animals are composed of cells that contain DNA. As with humans, genetic variations in plants and animals result in differences in species characteristics. For example, plants

-------------------------------------------------------------------------------
32

                                                                       BUSINESS

-------------------------------------------------------------------------------
may have SNPs responsible for differences in resistance to insects and herbicides or agricultural yields. Likewise, animals may have SNPs responsible for traits such as variations in milk production, fat content of meat or fertility. Plant and animal SNPs can be exploited through selective breeding to develop plants and animals with desired quality traits.

                                                                     SNP MARKET
   The SNP genotyping market represents a significant portion of both the biochip market and the DNA sequencing market. The SNP genotyping market can be divided into three segments:

 . confirmation of new sites of genetic variation in DNA, which typically requires the analysis of a SNP in up to a hundred people;

 . determination of the medical importance of SNPs, which typically requires the analysis of a SNP in a few thousand diseased and healthy people; and

 . utilization of SNPs in genomics-based drug development, disease predisposition determination and diagnostic test development, which may require the analysis of multiple SNPs in millions of people.

   Several companies claim to have identified, in the aggregate, more than 50,000 SNPs, and The SNP Consortium, comprised of drug companies and public entities, has announced a group effort to discover 300,000 more. If The SNP Consortium successfully identifies 300,000 SNPs and seeks to discover the associated disease genes, they would have to conduct a case study involving several thousand people, which would require the analysis of hundreds of millions of SNPs.

CURRENT GENOMICS ANALYSIS TOOLS AND LIMITATIONS

   Current DNA analysis technologies have been developed primarily to conduct DNA research including DNA sequencing and expression profiling. Presently, the two leading methods are gel electrophoresis and hybridization.

   Gel electrophoresis measures how far a DNA fragment migrates through the pores of gels in response to an applied electrical field over a fixed time interval. DNA can be sequenced by using enzymes to copy a DNA sequence. The enzymes begin at a fixed point and then terminate at all positions where an A occurs. Gel electrophoresis is then used to measure the lengths of the terminated sequences and thereby the location of all As. When this process is repeated three more times for C, T and G, the resulting information can be lined up to generate a complete sequence. In order to make this method totally accurate, the same experiment must be repeated multiple times. In a single run, commercial DNA sequencers using this gel-based method can measure up to 600 bases with a statistically significant error-rate.

   Hybridization arrays, or biochips, use single stranded DNA fragments immobilized on a flat surface in known positions. These are powerful tools for the analysis of gene expression, but can also be used for gene sequencing. When used for gene sequencing, DNA fragments of varying lengths labeled with a fluorescent tag are washed over the surface of the biochip. These DNA fragments then specifically interact, or hybridize, with a complementary sequence immobilized on the biochip and can be detected using a fluorescent microscope. Because the position of the complementary sequence on the biochip is known, the sequence of the target DNA fragment can be determined by reading the biochip. However, because DNA fragments sometimes bind to strands that are not fully complementary, hybridization arrays do not correctly detect all of the sequence information in a target sample.

   Gel electrophoresis and hybridization play an interim role in determining SNP function and analysis as these methods are well accepted and established for research applications. However, neither of these two

-------------------------------------------------------------------------------

                                                                       BUSINESS

-------------------------------------------------------------------------------
methods is ideally suited to the analysis of sequence variations. In both cases, the analytical process examines many nucleotides of a sequence even though the target variation may occur at a single site. This increases the cost, complexity and time involved in the analytical process. In order to be able to measure thousands of SNPs in thousands of samples, one must focus on the SNPs themselves with methods that are cost-effective, accurate and fully automated.

   At the site of any SNP, one must analyze simultaneously the variant inherited from each parent. If each parent has a different SNP at the same position, the difficulty of detecting those variations is magnified because only one-half of the DNA from each parent is available to generate a signal. In addition, in practice, one SNP variant may be present at a lower concentration than the other and therefore may be undetectable or generate an ambiguous signal using conventional methods. Using gel electrophoresis and hybridization, the detection of these multiple SNP variants is therefore often unreliable.

   To reduce costs, many users of SNP assays are trying to perform two or more assays in a single tube and read the results simultaneously. This may involve different SNPs in the same individual or the same SNP in different individuals. Current gel technology limits this process to four available dyes, and simultaneous assays involving multiple individuals are impossible on biochips. However, biochips are theoretically capable of simultaneously analyzing many SNPs for a single individual, but their utility is limited by low accuracy. The large quantity of reagents and labor-intensive data processing needed to achieve useable results are also cost limitations when using current technologies for large-scale genotyping. Reagent costs represent most of the sample preparation costs. Data analysis costs associated with current gel or hybridization-based assays using fluorescent detection are estimated to be most of the overall costs.

   Errors in SNP analysis have serious consequences. In studies to correlate identified SNPs with disease conditions, it has been estimated that to compensate for a 1% error rate in individual measurements, the study population would have to increase by a factor of three. This significantly increases the cost of a SNP study. In addition, in order to accurately identify a real SNP from a sequencing error when the sequencing error occurs with a frequency of 1%, a suspected SNP has to be verified through repetitive sequencing. When identifying 10,000 SNPs in an individual, 100 SNPs may be incorrectly determined using gel electrophoresis, with no ability to determine where the errors occurred. Therefore, the value of using gel electrophoresis as a SNP analysis tool is dramatically reduced unless the test is repeated several times. As a result, when genotyping SNPs on an industrial scale, a 1% error rate becomes cost-prohibitive.

THE SEQUENOM SOLUTION--INDUSTRIAL GENOMICS

   We are a pioneer in the new field of industrial genomics. To draw conclusions from huge data sets associated with genotyping, we have developed a highly accurate, high throughput and cost-effective technology that addresses the demand for large-scale SNP analysis. Our MassArray system represents a novel approach to genotyping by combining our proprietary enzymology and software processing of biological data, or bioinformatics, in a miniaturized chip-based format with the proven technology of mass spectrometry. The accuracy, high throughput, miniaturization and automation to minimize labor represent major cost savings potentials.

                                                                       ACCURACY
   The MassArray system analyzes molecules directly and accurately by determining their molecular weight, an intrinsic property. Our technology eliminates the use of labels, such as fluorescent labels, which is an indirect way of analyzing molecules and is a common source of ambiguous results. Therefore, because

-------------------------------------------------------------------------------
34

                                                                        BUSINESS

--------------------------------------------------------------------------------
we capture direct information about molecules, we are able to obtain a high level of accuracy and eliminate the need to do repetitive testing of each sample.

                                                                      THROUGHPUT
   Our MassArray system can analyze a sample in three seconds, which is significantly faster than currently available gel electrophoresis and hybridization processes. These processes can require minutes to hours to analyze a sample. In addition, our system eliminates the need for repetitive testing of every sample, thereby increasing throughput, or the number of different samples that can be analyzed in a given time period. Throughput using the MassArray system can be further enhanced by full automation and also by running more than one experiment simultaneously.

                                                                     FLEXIBILITY
   MassArray can be rapidly reconfigured for new analyses. A test to analyze a newly discovered SNP can be designed in several days. In addition to SNPs, simple sequence repeats, short DNA sequencing reads, and the analysis of proteins and metabolites can all be carried out using the same MassArray technology.

                                                                            COST
   Our MassArray system significantly reduces the costs associated with SNP analysis by reducing reaction volume and reagent requirements, enhancing data processing and eliminating repetitive testing of every sample to verify results. Our proprietary SpectroCHIP is capable of working with nanoliters, which is one thousandth of the sample volume generally used with other technologies. This ability to miniaturize the sample volume significantly reduces reagent costs. Our proprietary bioinformatics reduce expensive data interpretation time and labor by rendering raw data points directly interpretable without extensive data processing and allowing for significant data compression.

SEQUENOM STRATEGY

   Our goal is to become the leader in the emerging markets of industrial genomics and diagnostics by making our MassArray system the market standard for industrial scale SNP analysis. Our strategy is to capitalize on the quickly emerging demand for genotyping in the areas of drug target discovery, drug development, DNA diagnostics, patient stratification by genetic traits, clinical trials, seed development and livestock breeding. Key elements of our strategy consist of the following:

               DEVELOP RECURRING REVENUE STREAM THROUGH DISPOSABLE PRODUCT SALES We seek to establish an installed base of instruments that require the use of various disposables, including our BiomassPROBE kits and single-use SpectroCHIPs. As our installed base of MassArray systems grows, we expect the majority of our ongoing revenue stream will consist of sales of these disposables.

                                         FOCUS ON KEY ACCOUNTS AND PRODUCT AREAS
   We are seeking to penetrate the genotyping market by establishing commercial relationships with opinion leaders and identifying areas of potential widespread interest. We have initiated this effort by selecting highly visible academic, government and commercial centers to validate our MassArray system in beta site testing. In addition, we intend to develop proprietary disposable assays and software products that are useful for popular areas of scientific investigation--first as research tools to confirm the association of particular SNPs with particular diseases and subsequently as diagnostic kits that can be sold for basic SNP profiling.

--------------------------------------------------------------------------------

                                                                        BUSINESS

--------------------------------------------------------------------------------

                                                        RETAIN COMMERCIAL RIGHTS
   We will seek to retain commercial rights to tests that we develop on behalf of or together with third parties in exchange for providing our assay development capacity and expertise. By obtaining commercial rights to assays that we initially develop for key accounts, we will seek to develop a broad product offering that will appeal to a large group of potential customers. We intend to identify in collaboration with these customers SNP sets for which genetic function has been determined and validated to enable the multi-dimensional understanding of the medical and environmental components of disease. Together with our customers, we intend to develop knowledge-based genomic products that combine pharmaceutical, medical and genetic information, such as validated SNP sets for specific diseases.

                                                ADDRESS MULTIPLE MARKET SEGMENTS
   We are introducing our technology into existing markets that have an immediate need for SNP validation and high throughput genotyping. We will seek to expand our marketing efforts as additional SNP analysis becomes necessary for genomic drug development, clinical DNA diagnostics, pharmacogenomics and agricultural genomics.

                                    EXPAND APPLICATIONS FOR MASSARRAY TECHNOLOGY
   Because molecular weight is an intrinsic property of all molecules, our MassArray technology can serve as a platform for the analysis of many biomolecules, such as proteins, carbohydrates and metabolites. This leads to the understanding of the multidimensional aspects of genetic diversity, including how DNA, RNA, proteins and resulting metabolites contribute to traits, such as drug response and disease susceptibility. We intend to use this flexibility to develop new products for applications in areas other than DNA and SNP analysis.

MASSARRAY TECHNOLOGY

   The starting point for SNP analysis using the MassArray system is genomic DNA that is easily accessed in a sample of biological material such as blood. A small amount of blood provides sufficient material to allow tens of thousands of SNPs to be analyzed in one individual. DNA is prepared by standard procedures that break open the blood cells, release the DNA and discard other material. Next, specific DNA regions, about 200 base pairs in length, are amplified by enzymatic reactions into multiple copies to produce more concentrated samples for easier analysis. The amplified fragments are then attached by one strand to a solid surface and the non-immobilized strands are removed by standard denaturation conditions. The immobilized single strand then serves as a template for additional automated enzymatic reactions that produce the analytical samples. The products of these reactions are removed from the solid surface prior to mass spectrometry. All these steps are performed in the same reaction tube lending the entire process to full automation. Very small quantities of the products, typically five to ten nanoliters, are transferred with the SpectroJET nanoliter dispensing system onto the SpectroCHIP for subsequent automatic analysis with the SpectroSCAN mass spectrometer. Because the four different text letters have different weights, measuring the weights reveals the identity of the letters. The Genolyzer software then calculates, records, compares and reports the genotypes at the rate of three seconds per sample.

   Our fundamental proprietary technology is based on the integration of four components:

 . mass spectrometry;

 . chips as miniaturized launching pads;

 . MassArray applications and assays; and

 . bioinformatics.

--------------------------------------------------------------------------------
36

                                                                        BUSINESS

--------------------------------------------------------------------------------

                                                               MASS SPECTROMETRY
   Our MassArray system has enabled the use of mass spectrometry for high throughput automated SNP analysis. Using mass spectrometry to measure relatively small molecules is a proven technology because it directly and accurately determines molecular weight. While mass spectrometry has existed in many variations for several decades, it could not be used for larger biomolecules because they were fragmented during the process and therefore could not be measured as whole molecules.

   Our MassArray system uses technology called MALDI-TOF, or Matrix-Assisted-Laser-Desorption/ Ionization-Time-of-Flight, mass spectrometry. Through the combination of MALDI-TOF and our proprietary SpectroCHIP and enzymology, we are now capable of effectively analyzing biomolecules in an automated mode. In the MALDI-TOF process, the target molecules are mixed with light-absorbing molecules to form a crystalline matrix on the surface of our SpectroCHIP. In a process known as desorption, this matrix is hit with a pulse of laser beam. The laser energy vaporizes the matrix molecules that then carry the target molecules aloft. During the process, some of the molecules acquire a charge, or become ionized. Next an electrical field pulse launches the charged molecules down a flight tube toward a detector. The time between the electrical field pulse and collision with the detector is measured, and is referred to as time-of-flight. Time-of-flight is directly correlated to molecular weight because large molecules fly slower than small molecules. All the steps in the MALDI-TOF process are accomplished in less than a thousandth of a second.

                                            CHIPS AS MINIATURIZED LAUNCHING PADS
   SpectroCHIPs are flat silicon wafers with an array of 96 small, evenly spaced water-attracting spots surrounded by water-repelling surface areas. Because biomolecules are water soluble, they migrate to the water-attracting spots. These spots are treated with the light-absorbing matrix that makes the mass spectrometry of biomolecules possible. As such, our proprietary SpectroCHIPs serve as a launching pad for vaporizing a variety of biomolecules appropriately prepared for use with the MassArray system. In addition, the SpectroCHIPs are essential for the miniaturization and automation of the MALDI-TOF process. A SpectroCHIP's high precision surface structure allows very small samples to be accurately positioned and distributed uniformly into an array format which serves as an effective launching pad for the automated MALDI-TOF process.

   The DNA samples are transferred from a microtiter plate to the spots on the chip using our SpectroJET nanoliter dispensing unit. Ten chips then can be positioned on a cartridge and transferred to the SpectroSCAN array reading mass spectrometer. The mass spectrometer utilizes our proprietary Genolyzer software and sequentially scans the positions on the array in a fully automated mode, completing each scan within three seconds. This proprietary technology to shrink the scale of samples from microliter to nanoliter volumes is the key element for highly accurate and automatic data acquisition.

                                                  ASSAYS AND ENZYMATIC REACTIONS
   A key element of the MassArray system is the BioMASS assay. An assay is a test that provides analytical information about a reaction of interest, such as the weight of a biomolecule. In order to use our MassArray system, the user must prepare the sample using the BioMASS assay. The central components of any BioMASS assay are ingredients such as beads for immobilization and buffer solutions for conditioning the sample necessary for mass spectrometry analysis. Every SNP analysis using our MassArray system requires the use of a BioMASS assay. Prior to the BioMASS assay, DNA must be extracted from cells and a specific segment must be amplified using commercially available kits. The BioMASS assay includes all of the ingredients required to prepare a DNA fragment for SNP analysis, except the enzymes and nucleotide building blocks which are necessary for the primer extension reaction. The primer extension reaction known as a BiomassPROBE assay is the step where a known sequence of

--------------------------------------------------------------------------------

                                                                       BUSINESS

-------------------------------------------------------------------------------
DNA, known as a primer, binds to a specific region of DNA in which a SNP is located. Users of the MassArray system can prepare their own primer extension reaction, or we can collaborate with customers to develop a customized primer extension reaction by way of assay design. When we develop primer extension reactions for the analysis of specific SNPs, customers can purchase a specific BiomassPROBE assay from us that contains the customized primer extension reaction for the SNP of interest. We currently offer a generic BiomassPROBE assay kit and are collaborating with our beta site and pre-launch users on a variety of SNP-specific BiomassPROBE assays. In the future, we intend to develop chips that allow the performance of BiomassPROBE reactions in a miniaturized format on the surface of the chip.

                                                                 BIOINFORMATICS
   The Genolyzer software calculates, records, compares and reports the genotypes at the rate of three seconds per sample. It includes advanced digital signal processing, data compression and interpretation to achieve full automation of the analysis and archiving of molecular weight signals as SNP genotypes. This software distinguishes between signal and noise, identifies patterns that correspond to assays and interprets the signals as SNP genotypes without labor-intensive data processing.

PRODUCTS

   We have developed a suite of products that we collectively call the MassArray system. The MassArray system consists of the SpectroSCAN array-scanning mass spectrometer, SpectroJET nanoliter-dispensing unit, a MassArray kit and the Genolyzer MassArray workstation. The MassArray kit contains the BiomassPROBE assay including the SpectroCHIP, buffer solutions and enzymes. The hardware components, including the mass spectrometer and the dispensing unit, are off-the-shelf instruments modified to run our MassArray technology.

   We are currently in beta site testing of our system for high throughput, highly accurate SNP analysis. We commenced a commercial launch during the fourth quarter of 1999. To date, our MassArray system has been installed at six sites, all of which are beta testing our product. Current sites include Genzyme, USDA, National Institutes of Health and National Cancer Institute in the United States and University of Munster and GLE Medicon in Germany.

                                                               MASSARRAY SYSTEM
   Our MassArray system consists of hardware, software and disposable components:

                              Hardware components
   The MassArray system is a series of integrated hardware components that processes prepared DNA samples for SNP reading and analysis. The 96-well microtiter plates contain prepared samples of extended DNA fragments. Samples from each well are then transferred by the dispensing unit onto an array of individual water-attracting spots that are located on the surface of the SpectroCHIPs. The SpectroCHIPs are then run through the mass spectrometer for SNP reading and analysis.

 Sample preparation system and automation
   The MassArray system has been designed to be either partially automated using a customized 96-channel microliter dispenser or fully automated with the addition of our automated process line for users with industrial-scale throughput needs. Our process line links several liquid-handling modules using a robot to fully automate the DNA sample preparation process including amplification, enzymatic extension and conditioning for SNP analysis. The process line has been designed for a capacity of up to 100-microtiter plates per 24 hours.

-------------------------------------------------------------------------------
38

                                                                        BUSINESS

--------------------------------------------------------------------------------

 SpectroJET nanoliter-dispensing unit
   The SpectroJET nanoliter-dispensing unit is a liquid-handling module that transfers samples from microtiter plates to the SpectroCHIP. The SpectroJET dispenses nanoliter volumes of DNA samples onto precise locations on the SpectroCHIP's surface.

 The reading system
   The SpectroSCAN array mass spectrometer is the analytical component of the MassArray system adapted specifically for the analysis of our SpectroCHIPs. We have adapted the mass spectrometer to analyze interchangeable cartridges holding 10 SpectroCHIPs in the SpectroSCAN. This dramatically improves the automation and throughput of our MassArray system because all the positions on the 10 chips can be analyzed in a single, automated, unattended run. The SpectroSCAN separates, detects and characterizes the SNPs according to their different molecular weights.

                               Software component

 Interpretation software
   Our suite of software products, called the MassArray Genolyzer, incorporates proprietary modules for molecular weight recognition and data compression and interpretation. The software correlates a reading from the SpectroSCAN with a genotype in the SNP sample. The MassArray technology allows the Genolyzer software to interpret raw data without extensive processing. This reduces the amount of time and computer resources necessary and increases the reliability for SNP analysis. The MassArray Genolyzer runs on Windows NT and uses an Oracle database.

                             Disposable components

 The SpectroCHIP
   The key component of our MassArray system is our SpectroCHIP, a small, approximately 2x3 cm, silicon chip. The SpectroCHIP allows for reliable and automated scanning of samples of the array and substantially increases the capacity of MALDI-TOF mass spectrometry. Additional throughput can be obtained by simultaneously preparing DNA fragments for multiple SNP analysis, a process referred to as multiplexing. Samples are placed on the surface of the SpectroCHIP using our SpectroJET nanoliter- dispenser. SpectroCHIPs are designed for single-use only and we expect their consumption to generate a recurring revenue stream.

 MassArray kit
   The MassArray kit consists of a BiomassPROBE assay including the SpectroCHIP, buffer solutions and enzymes. Each kit can be used to read and analyze 10 SpectroCHIPs for a total of 960 reactions. We have in-house expertise to design specific assays in collaboration with our customers that deliver highly accurate results. In addition, our assays serve a wide range of applications and can be designed for simultaneous analyses.

POPULATION-BASED DNA BANK
   We have established a population-based DNA bank as a value-added universal reference tool for demonstrating the medical importance of genetic variances potentially involved in the development of diseases. We intend to sell access or license subscriptions to this resource to pharmaceutical and genomics companies to validate the existence of potential SNPs. Our bank complements the patient-based DNA banks collected by these potential customers, which are typically disease specific. We believe the data sets derived will represent essential tools for decision making in genomic drug development and the interpretation of diagnostic and genetic profiling results.

--------------------------------------------------------------------------------

BUSINESS

-------------------------------------------------------------------------------

Our DNA bank currently consists of approximately 7,000 individual samples collected from the North American continent. These samples were collected using stringent criteria and are sorted by age, sex and ethnicity. We have the capacity to increase the size of our bank to include tens of thousands of samples.

FUTURE PRODUCT DEVELOPMENT
Our product development efforts will seek to provide value-added applications for a broader customer base and advanced MassArray systems that offer reduced cost and higher throughput.

384 SPECTROCHIP
We intend to introduce a SpectroCHIP with 384 sample spots on the chip surface. The size of the silicon chip will remain the same. This chip may significantly increase sample throughput and reduce reagent consumption per sample.

FUTURE-GENERATION FUNCTIONALIZED SPECTROCHIP
We intend to further miniaturize by moving some of the DNA sample preparation steps onto the chip surface. With the functionalized SpectroCHIP, the enzymatic reactions will take place on the surface of the chip thereby eliminating the need for the microtiter plate, providing a significant reduction in reaction volumes.

THE MASSARRAY INTEGRATED SYSTEM AND BIOINFORMATICS
The implementation of the functionalized chip should allow us to integrate all steps of the DNA analysis process, including sample preparation, into one automated system. We intend for the MassArray integrated system and bioinformatics to be compatible with all leading commercial and public domain genetic database formats so customers will be able to integrate the MassArray system seamlessly into whichever downstream analytical processes they prefer.

FUTURE APPLICATIONS
Our MassArray system is not restricted to DNA analysis. It can analyze a broad range of molecules of medical and biological importance, such as proteins, carbohydrates and metabolites. We intend to make enhancements to our MassArray system for the analysis of additional medically relevant biomolecules.

COMMERCIAL LAUNCH PLAN

We are a development stage company. To date, we have received no revenue from our commercial operations.

PRE-LAUNCH AND BETA TESTING PROGRAM
In July 1999 we started the implementation of our pre-launch and beta testing program with the placement of six MassArray systems. All six of our pre-launch sites are part of our beta testing program. Our beta test program agreements generally include a time period of 6 to 18 months in which the users receive a MassArray system, SpectroCHIPs and site support free of charge. In exchange for their participation in the program, the user must provide us with information regarding system performance and assay results. One of our beta test site customers has agreed to purchase our MassArray system. In addition, some of our agreements require the user to make one or more payments during the beta test period. Amounts received under these arrangements are recorded as customer advances and total $100,000 as of September 30, 1999. Costs related to these arrangements totaled approximately $700,000 through December 31, 1999, and are not expected to exceed $3 million for the remaining term of the arrangements. We believe these arrangements have the following value:

  . customer feedback has enabled us to enhance our products;

  . our association with these beta sites is expected to provide validation of our system since these collaborators are highly visible; and

  . we will eventually derive revenue if the customers accept our products.

-------------------------------------------------------------------------------
40

                                                                       BUSINESS

-------------------------------------------------------------------------------
Product design, which includes feedback from our customers, has progressed to a stage where we are able to commercially launch our product. The pre-launch users were selected based on the following criteria:

 . those entities within the genomic community with high visibility, proven expertise and which generally adopt new technologies before others;

 . coverage of diverse programs in basic genomic research, agricultural genomics, human DNA diagnostics and genomic drug discovery and development;

 . substantial genotyping demands in terms of both sample volumes and number/complexity of assays to be designed;

 . willingness and ability to provide beta testing feedback; and

 . potential for conversion into a commercial customer.

   We have placed MassArray systems with:

 . United States Department of Agriculture Meat Animal Research Center;

 . Genzyme Corporation;

 . National Cancer Institute;

 . National Institutes of Health--Centers for Disease Control and Prevention;

 . University of Munster, Institute for Clinical Chemistry and Laboratory
  Medicine; and

 . GLE Medicon GmbH, Hamburg.

                                                     KEY ACCOUNT PRODUCT LAUNCH
   We commercially launched the MassArray system through a key account strategy during the fourth quarter of 1999. We have initiated this effort by selecting highly visible academic, government and commercial centers to validate our MassArray system in beta site testing. We intend to focus on these users in order to establish our MassArray system as the method of choice in SNP analysis.

                                                            SALES AND MARKETING
   Our sales strategy is to initially place systems and then promote ongoing disposables and assay sales and system upgrades. The initial placement is executed by a business development team with expertise in the pharmaceutical industry, drug development and contract marketing. Identification and active development of lead customer contacts is based on a thorough knowledge of the marketplace and supported by highly visible scientists employed by or associated with us. The sales and marketing team, which has core competencies in molecular biology, biochemistry, microfluidics and mass spectrometry, focuses on ongoing disposables and new product sales. These teams collectively consist of 12 people and are based out of our San Diego, Boston and Hamburg offices. We expect to add additional business development and sales and marketing team members to commercialize our MassArray system.

   All our facilities have MassArray systems available for demonstration and customer training purposes. Fully automated high throughput process lines have been installed in San Diego and Hamburg for large-scale assay design projects and high value marker function programs.


-------------------------------------------------------------------------------

BUSINESS

-------------------------------------------------------------------------------
OPERATIONS

We manufacture SpectroCHIPs, required reagents and Genolyzer software at our San Diego facility. Total current capacity of this facility is estimated at 100,000 SpectroCHIPs a year with the ability to double our manufacturing capacity at the existing facility.

The manufacturing area is designed to optimize material flow and personnel movement with all the manufacturing and quality control operations located in one area. Critical components are produced in an environmentally controlled clean room and isolated from the rest of the facility in compliance with quality system requirements, or QSRs, and ISO 9001 registration standards. Access and safety features are designed to meet federal, state and local health ordinances.

We have established some and intend to develop additional alternate/multiple sources of system components other than those produced in-house. Current major equipment suppliers are Bruker Datonik GmbH and PE Biosystems for mass spectrometers, GeSIM GmbH for the nanoliter-dispensing unit, Beckman Instruments, Inc. for the 96-channel dispenser, and Robocon Incorporated for the robotic components of the automated process line.

We utilize a company-wide enterprise resource planning system to manage and control our material and product inventories. This system encompasses product costing, materials procurement, production planning and scheduling, inventory tracking and control, product engineering and configuration control, with links to document control for all manufacturing, quality control, quality assurance and regulatory compliance procedures.

INTELLECTUAL PROPERTY

To establish and protect our proprietary technologies and products, we rely on a combination of patent, copyright, trademark and trade secret laws, as well as confidentiality provisions in our contracts.

We have implemented an aggressive patent strategy designed to provide us with freedom to operate and facilitate commercialization of our current and future products. Focusing on a global economy, our patent portfolio reflects our transatlantic nature and includes 47 pending patent applications in the United States and corresponding international and foreign filings in major industrial nations. We currently own nine and license five issued patents in the United States and have received notices of allowances for five additional patent applications. We also own two foreign issued patents.

Our patent strategy uniquely positions us by providing patent protection for systems and technology that allows the direct detection of biomolecules without labels using mass spectrometry in a manner amenable to high throughput genotyping.

The issued, allowed and pending patents distinguish us from competitors by claiming proprietary methods for directly genotyping DNA and other biomolecules by measuring the mass of the molecules without requiring labels for detection. Claims to these novel methods include protection for carrying out biopolymer purification and diagnostic methods in solution or directly by immobilization on solid supports such as beads or chip surfaces. These methods also allow multiplexing or analysis of more than one sample both in a single reaction and as arrays of compounds allowing the system to be easily amenable to high throughput genotyping. Industrial genomics is possible because mass spectrometric analysis can be miniaturized and therefore automated. We have extensive patent protection for novel nanoliter liquid dispensing systems and pending claims to multifunctional solid surfaces containing nanoliter sized elements including our SpectroCHIP. Generally, US patents have a term of 17 years from the date of issue for patents issued from applications filed with the US Patent Office prior to June 8,

-------------------------------------------------------------------------------
42

                                                                        BUSINESS

--------------------------------------------------------------------------------
1995, and 20 years from the application filing date or earlier claimed priority date in the case of patents issued from applications filed on or after June 8, 1995. Patents in most other countries have a term of 20 years from the date of filing the patent application. Our issued United States patents will expire between 2013 and 2017. Our success depends to a significant degree upon our ability to develop proprietary products and technologies. We intend to continue to file patent applications as we develop new products and technologies.

   Patents provide some degree of protection for our intellectual property. However, the assertion of patent protection involves complex legal and factual determinations and is therefore uncertain. In addition, the laws governing patentability and the scope of patent coverage continue to evolve, particularly in the areas of molecular biology of interest to us. As a result, there can be no assurance that patents will issue from any of our patent applications or from applications licensed to us. The scope of any of our issued patents may not be sufficiently broad to offer meaningful protection. In addition, our issued patents or patents licensed to us may be successfully challenged, invalidated, circumvented or unenforceable so that our patent rights would not create an effective competitive barrier. Moreover, the laws of some foreign countries may not protect our proprietary rights to the same extent as do the laws of the United States and Canada. In view of these factors, our intellectual property positions bear some degree of uncertainty.

   We also rely in part on trade secret protection of our intellectual property. We attempt to protect our trade secrets by entering into confidentiality agreements with third parties, employees and consultants. Our employees and consultants also sign agreements requiring that they assign to us their interests in patents and copyrights arising from their work for us. All employees sign an agreement not to compete unfairly with us during their employment and upon termination of their employment, through the misuse of confidential information, soliciting employees, soliciting customers, and the like. However, it is possible that these agreements may be breached or invalidated and if so, there may not be an adequate corrective remedy available. Despite the measures we have taken to protect our intellectual property, we cannot assure you that third parties will not breach the confidentiality provisions in our contracts or infringe or misappropriate our patents, copyrights, trademarks, trade secrets and other proprietary rights. In addition, we cannot assure you that third parties will not independently discover or invent competing technologies or reverse engineer our trade secrets, or other technology. Therefore, the measures we are taking to protect our proprietary rights may not be adequate.

   Although we are not a party to any material legal proceedings, in the future, third parties may file claims asserting that our technologies or products infringe on their intellectual property. We cannot predict whether third parties will assert such claims against us or against the licensors of technology licensed to us, or whether those claims will harm our business. If we are forced to defend against such claims, whether they are with or without any merit, whether they are resolved in favor of or against us or our licensors, we may face costly litigation and diversion of management's attention and resources. As a result of such disputes, we may have to develop costly non-infringing technology, or enter into licensing agreements. These agreements, if necessary, may be unavailable on terms acceptable to us, or at all, which could seriously harm our business or financial condition.

                                            COLLABORATION AND LICENSE AGREEMENTS

   We have a collaboration agreement with Bruker-Franzen Analytik GmbH under which we cooperate in the manufacture, marketing and customer service of a product designed for the exclusive processing of our SpectroCHIPs under a joint Bruker-Franzen-Sequenom label. Under the agreement, Bruker-Franzen designs, manufactures and supplies the product to the market. We provide nucleic acid analysis services to customers and to corporate partners using our MassArray system and develop, manufacture and market SpectroCHIPs for various applications. Either party may terminate this agreement upon 12 months' notice.

--------------------------------------------------------------------------------

                                                                       BUSINESS

-------------------------------------------------------------------------------

   We have entered into a patent and know-how license agreement with the Trustees of Boston University under which Boston University granted to us a worldwide license to some of its patents as well as technical assistance, and we agreed to make royalty payments. Boston University may license the patents to others under specified circumstances if we fail to put the technology to commercial use or make it available to the public. We may terminate this agreement upon written notice to the university. In any event, this agreement will expire when the last licensed patent expires.

   We have entered into a license agreement with The Johns Hopkins University under which the university granted to us a worldwide license to some of its patents related to mass spectrometer instruments. Johns Hopkins also agreed to provide related technical assistance. We agreed to pay a processing fee, maintenance fee and to make royalty payments. Johns Hopkins reserves specified rights to the patents in the event that we fail to put the technology to commercial use or make it available to the public. We may terminate this agreement upon written notice to the university. In any event, this agreement will expire when the last licensed patent expires.

   We have an original equipment manufacturer supply and license agreement with PerSeptive Biosystems, Inc. under which we purchase Mass Spectrometry products at a discount from PerSeptive for incorporation into our products. Our right to resell the products under the agreement is limited in geographical scope. In connection with this agreement, PerSeptive also granted us a right to use the patents and other intellectual property incorporated into the products that we purchase from PerSeptive under the agreement. The term of the agreement is for three years after the date it was signed. However, the agreement may be terminated earlier for reasons of default or insolvency of a party.

   We also entered into a license agreement with Prof. Dr. Franz Hillenkamp, a member of our scientific advisory board, under which Dr. Hillenkamp granted us licenses to specified present and future patents in exchange for royalty payments. We agreed to refund all of Dr. Hillenkamp's expenses that he had incurred or will incur in connection with applying for, maintaining and defending the licensed patents. This agreement terminates at the end of the tenth calendar year after the first calendar year for which licenses are paid.

   As of December 31, 1999, we had incurred costs of approximately $1.5 million in connection with these collaboration and license agreements. During the life of the these agreements, we may be obligated to pay royalties ranging from 1%-5% of the revenues from the sale of the products relating to these agreements. As of September 30, 1999, we had made no commercial sales of products under these agreements.

COMPETITION

   The markets for our products are very competitive, and we expect the intensity of competition to increase. Currently, we compete primarily with other companies performing similar tasks using alternative technologies. Many of our competitors have greater financial, operational, sales and marketing resources, and more experience in research and development than we have. These competitors and other companies may have developed or could in the future develop new technologies that compete with our products or which could render our products obsolete.

   In the SNP genotyping marketplace, MassArray competes with alternative technology concepts which differ in the areas of sample amplification, analysis process, sample separation or SNP detection and are all based on indirect detection of the molecule hybridization and/or labeling. Such technologies include:

 . Gel-based fluorescent sequencing as offered by PE Corporation, Amersham
  Pharmacia Biotech, Visible Genetics, Inc. and others and primarily developed for DNA analysis, such as DNA sequencing;

 . Single base primer extensions and colormetric detection offered by the genetic bit analysis of Orchid Biocomputer Inc.;

-------------------------------------------------------------------------------
44

                                                                       BUSINESS

-------------------------------------------------------------------------------

 . Fluorescence resonance energy transfer, or FRET, offering real-time PCR-based fluorescent detection and incorporated in PE Corporation's TaqMan product line;

 . Invader and Invader Squared SNP detection, an alternative linear amplification technology including structure-based hybridization and enzyme cleavage developed by Third Wave Technologies, Inc.;

 . Hybridization methods, such as those used by Affymetrix, Inc., Hyseq, Inc., Nanogen, Inc., Protogene Laboratories Inc. and others with miniaturized chip formats and those offered by Genometrix in microtiter plate arrays; and

 . Bead-based capture technologies involving hybridization and fluorescent detection as developed by Illumina, Inc., which uses fiber optics, or Luminex Corporation, which uses flow cytometry.

   The number of entities applying mass spectrometry in DNA analysis is increasing continuously. PE Corporation and GeneTrace Systems Inc. have implemented analysis concepts that involve direct analysis of enzymatically-generated nucleic acid fragments by MALDI-TOF. Rapigene Inc. and Genetrace Systems Inc. use a mass spectrometry approach that incorporates mass labels and therefore is an indirect analysis of the molecule.

GOVERNMENT REGULATION

   We are not subject to direct governmental regulation other than the laws and regulations generally applicable to businesses in the jurisdictions in which we operate.

SCIENTIFIC ADVISORY BOARD

   We have established a scientific advisory board made up of leading scholars in the field of mass spectrometry, molecular medicine, proteonomics and molecular microbiology. Members of our scientific advisory board consult with us on matters relating to the development of our products described elsewhere in this prospectus. Members of our Scientific Advisory Board are reimbursed for the reasonable expenses of attending meetings of the scientific advisory board. Some of the members may also receive options to purchase shares of our common stock. The members of the scientific advisory board are as follows:

Advisor                           Institution
-----------------------------------------------------------------------------
Charles R. Cantor, PhD, Chairman  Sequenom, Inc.
Robert Cotter, PhD                Johns Hopkins University School of Medicine
Catherine Fenselau, PhD           University of Maryland
Ulf Goebel, PhD                   Charite University Clinic, Berlin, Germany
Franz Hillenkamp, PhD             University of Munster, Germany
Ulf Landegren, PhD                Uppsala University, Sweden
Peter Roepstorff, PhD             University of Odense, Denmark

EMPLOYEES

   As of December 31, 1999, we employed 103 persons, of whom 31 hold PhD or MD degrees and 18 hold other advanced degrees. Approximately 55 employees are engaged in research and development, 13 in business development, sales and marketing, 10 in manufacturing and 25 in intellectual property, finance and other administrative functions. Our success will depend in large part upon our ability to attract and retain employees. We face competition in this regard from other companies, research and academic institutions, government entities and other organizations. We believe that we maintain good relations with our employees.


-------------------------------------------------------------------------------

                                                                        BUSINESS

--------------------------------------------------------------------------------
FACILITIES

   We currently lease an approximately 31,000 square foot facility in San Diego, California for our headquarters and as the base for marketing and product support operations, research and development and manufacturing activities. Under this lease we will add approximately 14,000 square feet through fiscal 2001. We will need to make improvements to the additional space to make it suitable for our needs. The lease expires in September 2004. We also lease an approximately 3,000 square foot facility in Sudbury, Massachusetts for product and customer support. In addition, we lease an approximately 15,000 square foot facility in Hamburg, Germany to support sales and distribution in Europe. Under the terms of these leases, we presently pay rent of approximately $53,000 per month. We believe that our current facilities will be adequate to meet our near-term space requirements. We also believe that suitable additional space will be available to us, when needed, on commercially reasonable terms.

ORGANIZATION

   We were incorporated in the state of Delaware in 1994.

LEGAL PROCEEDINGS

   We are not currently a party to any material legal proceedings.

--------------------------------------------------------------------------------
46

--------------------------------------------------------------------------------
Management

EXECUTIVE OFFICERS, DIRECTORS AND KEY EMPLOYEES

   Set forth below is the name, age, position and a brief account of the business experience of each of our executive officers, directors and key employees.

Name                               Age Position
----------------------------------------------------------------------------------------
Executive Officers & Directors
Hubert Koster, PhD...............   59 President, Chief Executive Officer and Director
Charles R. Cantor, PhD...........   57 Chief Scientific Officer
Stephen L. Zaniboni..............   42 Senior Vice President and Chief Financial Officer
Antonius Schuh, PhD..............   36 Executive Vice President, Business Development
                                       and Marketing
Delbert F. Foit, Jr. ............   53 Chief Operating Officer
Andreas Braun, PhD, MD...........   43 Chief Medical Officer
Karsten Schmidt, PhD.............   38 Managing Director, Sequenom GmbH
Helmut Schuhsler, PhD(1).........   40 Chairman of the Board of Directors
Ernst-Gunter Afting, PhD, MD(2)..   57 Director
John E. Lucas(1)(2)..............   68 Director
Peter Reinisch, PhD..............   59 Director
Key Employees
Charles P. Rodi, PhD.............   47 Vice President, Molecular Biology
Paul J. Heaney, PhD..............   40 Vice President, Advanced Systems

--------

(1) Member of the compensation committee.

(2) Member of the audit committee.

   Hubert Koster, PhD Dr. Koster is our founder, President, Chief Executive Officer and a member of our board of directors and our scientific advisory board. In 1978, Dr. Koster was appointed tenured professor of organic chemistry and biochemistry at Hamburg University. Dr. Koster founded Biosyntech, GmbH, the first biotech company in Germany in 1981 and served on its board of directors and scientific advisory board. In 1987, he co-founded MilliGen/Biosearch, the biotech division of Millipore Corporation in Bedford, MA, and served as Vice President of Science and Technology. Dr. Koster currently holds more than 20 patents and authored more than 110 publications prior to founding Sequenom in 1994. Dr. Koster studied chemistry at Hamburg University, completed doctoral research at the Max Planck Institute for Experimental Medicine in Gottingen, and completed post-doctoral research work at the Max Planck Institute for Virus Research in Tubingen.

   Charles R. Cantor, PhD Dr. Cantor joined us as our Chief Scientific Officer and Chairman of our scientific advisory board in August 1998. From 1992 until joining us, Dr. Cantor served as the chair of, and as a professor in the department of biomedical engineering and biophysics, and Director of the Center for Advanced Biotechnology at Boston University. Prior to that time, Dr. Cantor held positions at Columbia University and the University of California, Berkeley. He was also Director of the Human Genome Center of the Department of Energy at Lawrence Berkeley Laboratory. Dr. Cantor published the first textbook on genomics: The Science and Technology of the Human Genome Project and remains active in the Human Genome Project through his membership in a number of the project's advisory committees and review boards. He is a scientific advisor to 16 biotech and life science companies and

--------------------------------------------------------------------------------

                                                                     MANAGEMENT

-------------------------------------------------------------------------------
two venture capital firms. He is also a member of the National Academy of Sciences. Dr. Cantor earned his PhD from the University of California, Berkeley.

Stephen L. Zaniboni Mr. Zaniboni joined us as our Chief Financial Officer in April 1997. From 1994 until joining us, Mr. Zaniboni served as Vice President, Finance for Aspect Medical Systems, Inc. Prior to joining Aspect, Mr. Zaniboni was Corporate Controller for Behring Diagnostics from 1988 to 1994 where he implemented financial systems during a dramatic growth period. Before joining Behring, he held various financial management positions at Boston Scientific Corp. Mr. Zaniboni began his career with Arthur Andersen & Co. He earned his MBA from Boston College and he is a Certified Public Accountant.

Antonius Schuh, PhD Dr. Schuh joined our German subsidiary as Managing Director in December 1996 and was promoted to Executive Vice President, Business Development and Marketing, in 1998 when he moved to our headquarters in San Diego, California. From 1993 until joining us, Dr. Schuh was with Helm AG, an international pharma/chemical trading and distribution corporation. While at Helm AG, he established and headed the Pharma Business Development Group and the associated technical and regulatory affairs department. Prior to that, from 1992 to 1993, he was with Fisons Pharmaceuticals. Dr. Schuh is a co-founder of BIOND, Heidelberg, a board member of Austrian Orphan Pharmaceuticals AG, Vienna, and an advisor to Juelich Enzyme Products, Juelich, Federal Republic Germany. Dr. Schuh earned his PhD in pharmaceutical chemistry from the University of Bonn, in Germany.

Delbert F. Foit, Jr. Mr. Foit joined us as our Chief Operating Officer in March 1999. From 1996 until joining us, Mr. Foit served as Vice President of North American Operations for the Laboratory Systems Division of Boehringer Mannheim Inc. He also served in various other positions, beginning in 1992, where he implemented a number of successful productivity initiatives first with Microgenics then with Boehringer Mannheim's North American Laboratory Systems. After the acquisition of Boehringer Mannheim by Hoffmann-La Roche, Mr. Foit assumed overall responsibility for the combined Laboratory Systems Operations of Roche and Boehringer in North America. Prior to his tenure with Boehringer, Mr. Foit held positions as Director of Operations and Director of Manufacturing for Ortho Diagnostics Systems, a Johnson and Johnson Company. Mr. Foit earned his MBA from Rider University.

Andreas Braun, PhD, MD Dr. Braun joined us in 1995 and was promoted from Vice President, Genomics to Chief Medical Officer in September 1999. From 1992 until joining us, Dr. Braun served as Deputy Head of the Clinical Laboratory at the Childrens Hospital, University of Munich. Dr. Braun has published more than 45 peer-reviewed scientific publications. His research work in functional pharmacogenomics targeting the human bradykin receptor was recognized in 1996 with the Garbor Szasz Award which was granted by the German Society of Clinical Chemistry. Dr. Braun earned doctorate degrees in biology and medical science from the University of Munich.

Karsten Schmidt, PhD Dr. Schmidt joined our German subsidiary as Director, Business Development in January 1999 and was appointed as Managing Director in May of 1999. From 1996 until joining us, Dr. Schmidt served in a senior management position at Rhone-Poulenc Rorer, Germany, where he was responsible for all drug regulatory affairs for asthma and allergies. From 1994 to 1996, Mr. Schmidt served as a manager in charge of regulatory affairs, for Fisons Araneimittel, GmbH. As a member of the International Pharmaceutical Aerosol Consortium, Dr. Schmidt was involved in the joint activities of five prominent pharmaceutical companies in this field to develop inhaled asthma therapies with ozone-friendly propellants. Dr. Schmidt is a trained pharmacist and has a broad scientific background in biochemistry and molecular biology. Dr. Schmidt earned his PhD in pharmaceutical biology from the University in Bonn.


-------------------------------------------------------------------------------
48

                                                                      MANAGEMENT

--------------------------------------------------------------------------------
Helmut Schuhsler, PhD Dr. Schuhsler joined us as the Chairman of our Board of Directors in 1996. Since 1998, Dr. Schuhsler has served as a managing partner at TVM Techno Venture Management, a German and US venture capital firm. He has been with TVM since 1990 and has been responsible for over 25 healthcare investments of the firm. He is currently a Director of several biotechnology and instrumentation companies. Dr. Schuhsler earned a PhD in the Social and Economic Sciences from the University of Economics in Vienna.

   Ernst-Gunter Afting, PhD, MD Dr. Afting joined us as a Director in 1996. Since 1995, Dr. Afting has served as the Managing Director of Gesellschaft fur Strahlenforschung, one of the largest German research organizations. From 1993 to 1995, he served as President and Chief Executive Officer of Roussel UCLAF, Paris. He also headed the pharmaceutical division of Hoechst Group and was Chairman of the Divisional Pharma Board of Hoechst. Dr. Afting earned a PhD and an MD in Chemistry from the University of Freiburg/Breisgau.

   John E. Lucas Mr. Lucas joined us as a Director in 1998. Mr. Lucas currently serves as a management consultant to six biomedical companies. From 1994 to 1996, he was Founder, President and CEO of American Scientific Resources, Ltd., a manufacturer of blood testing materials. From 1991 to 1994, he held the positions of President, CEO and Chairman at Oxigene, Inc. and held similar positions from 1974 to 1991 at Luconex, Mast ImmunoSystems, Xoma, Millipore Ventures, Chemetrics and Oxford Laboratories. Mr. Lucas serves as a Director of InSite Vision Incorporated. Mr. Lucas earned an MBA from Harvard University.

   Peter Reinisch, PhD Dr. Reinisch joined us as a Director in 1998. Dr. Reinisch has served as an advisor to the general partners of Global Life Sciences LP located in Guernsey, Channel Islands, a position he has held since 1996. Dr. Reinisch is on the board of directors or has board visitation rights for eight companies. From 1994 to 1998, he advised companies in the Corange Group and played a key role in the co-establishment of Global Life Sciences LP. Prior to that time, Dr. Reinisch held various senior management positions with Corange/Boehringer Mannheim primarily in the area of business development of the Diagnostics division. Dr. Reinisch earned a PhD in Business Administration from the Technical University of Vienna.

   Charles P. Rodi, PhD Dr. Rodi joined us as our Vice President, Molecular Biology in May 1999. From 1998 until joining us, Dr. Rodi was Director of the Genome Sequencing Center at Monsanto Company. He began at Monsanto in 1984 where he was involved in exploiting and developing molecular biological technologies such as plasmid and library construction, expression profiling and SNP discovery. Dr. Rodi earned his PhD in Cellular and Developmental Biology from the University of Minnesota and pursued postdoctoral research on molecular virology at the National Institutes of Health.

   Paul J. Heaney, PhD Dr. Heaney joined us as our Vice President, Advanced Systems in May 1999. From 1997 until joining us, Dr. Heaney served as Senior Director of New Technologies and Applications at Orchid Biocomputer. From 1995 to 1997, he was Head of Bioelectronics at the Sarnoff Corporation in Princeton, New Jersey, where he developed microfabricated fluidic systems for combinatorial chemistry and DNA diagnostics--a core technology that led to the formation of Orchid. Dr. Heaney was Vice President of R&D in the early days of Genometrix and also worked at Amersham International and Kodak Clinical Diagnostics in the United Kingdom. Dr. Heaney earned his PhD in Bio-Organic Chemistry from University of Glasgow and was a Research Fellow at the Imperial Cancer Research Fund in London.


--------------------------------------------------------------------------------

                                                                      MANAGEMENT

--------------------------------------------------------------------------------
CLASSES OF THE BOARD

   Our board currently has five members. Under our bylaws to be adopted upon the closing of this offering, beginning at our next annual meeting of stockholders, our board will be divided into three classes of directors serving staggered three-year overlapping terms, with one class of directors to be elected at each annual meeting of stockholders.

BOARD COMMITTEES

   The audit committee of the board of directors was established in November 1999 and reviews, acts on and reports to the board of directors with respect to various auditing and accounting matters, including the recommendation of our auditors, the scope of the annual audits, the fees to be paid to the auditors, the performance of our independent auditors and our accounting practices. The members of the audit committee are Messrs. Afting and Lucas.

   The compensation committee of the board of directors was established in November 1999 and recommends, reviews and oversees the salaries, benefits and stock plans for our employees, consultants, directors and other individuals compensated by us. The compensation committee also administers our compensation plans. The members of the compensation committee are Messrs. Lucas and Schuhsler.

DIRECTOR COMPENSATION

   Certain outside directors receive cash compensation. One outside director receives $2,500 per quarter for his services as a director to the Company. Another outside director currently receives $4,000 per month for advisory services in connection with our initial public offering. All directors are reimbursed for the reasonable expenses of attending the meetings of the board of directors or committees. Under our 1999 Stock Incentive Plan, each individual who first becomes a non-employee member of the board of directors at any time after the completion of this offering will receive an option to purchase 15,000 shares of our common stock on the date the individual joins the board of directors, provided the individual has not previously been employed by us or any parent or subsidiary corporation. In addition, on the date of each annual stockholders meeting held after the effective date of this offering beginning in 2000, each non-employee member of the board of directors will automatically be granted an option to purchase 3,000 shares of common stock, provided such individual has served as a non-employee member of the board of directors for at least six months. For a further description of our benefit plans, please see "Employee benefit plans."

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

   Our compensation committee currently consists of Messrs. Lucas and Schuhsler. Neither member of the compensation committee has been an officer or employee of ours at any time. None of our executive officers serves as a member of the board of directors or compensation committee of any other company that has one or more executive officers serving as a member of our board of directors or compensation committee. Prior to the formation of the compensation committee in November 1999, the board of directors as a whole made decisions relating to compensation of our executive officers.

EMPLOYMENT AND SEVERANCE ARRANGEMENTS

   All of our current employees have entered into agreements with us which contain restrictions and covenants. These provisions include covenants relating to the protection of our confidential information, the assignment of inventions, and restrictions on competition and soliciting our clients, employees, or independent contractors.

   None of our employees is employed for a specified term, and each employee's employment with us is subject to termination at any time by either party for any reason, with or without cause.

--------------------------------------------------------------------------------
50

                                                                      MANAGEMENT

--------------------------------------------------------------------------------

   Dr. Koster's employment agreement provides for a salary of $240,000 per year, subject to periodic increases by our board of directors at its discretion. In connection with his employment with us, Dr. Koster was granted an option to purchase 300,000 shares of our common stock under our 1994 and 1998 stock plans. Dr. Koster has exercised these options. We recorded deferred compensation as a result of a remeasurement of these options originally granted in 1997. Dr. Koster was also reimbursed for expenses he incurred in relocating from Hamburg, Germany to our corporate offices in San Diego, California, in connection with his employment agreement. If Dr. Koster's employment is terminated involuntarily or without cause, Dr. Koster will be entitled to receive his annual salary in periodic payments, until he secures other full-time employment with another company or until one year has elapsed after termination, whichever is earlier.

   Mr. Zaniboni's employment agreement provides for a salary of $195,000 per year, subject to periodic increases by our board of directors at its discretion. Mr. Zaniboni is also entitled to receive a bonus of $10,000 per year. In connection with his employment with us, Mr. Zaniboni was granted options to purchase 210,000 shares of our common stock under our 1994 and 1998 stock plans. Mr. Zaniboni has exercised these options. If Mr. Zaniboni's employment is terminated involuntarily or without cause, Mr. Zaniboni will be entitled to receive his annual salary in periodic payments, until he secures other full-time employment with another company or until six months have elapsed after termination, whichever is earlier.

   Dr. Schuh's employment agreement provides for a salary of $195,000 per year, subject to periodic increases by our board of directors at its discretion. Dr. Schuh is also entitled to receive a bonus of $10,000 per year. In connection with his employment with us, Dr. Schuh was granted options to purchase 280,000 shares of our common stock under our 1994 and 1998 stock plans. Dr. Schuh has exercised these options. If Dr. Schuh's employment is terminated involuntarily or without cause, Dr. Schuh will be entitled to receive his annual salary in periodic payments, until he secures other full-time employment with another company or until six months have elapsed after termination, whichever is earlier.

   Dr. Cantor's employment agreement provides for a salary of $180,000 per year, subject to periodic increases by our board of directors at its discretion. Dr. Cantor is also entitled to receive a bonus of $21,000 per year. In addition, Dr. Cantor will be paid $30,000 in connection with his service as the Chairman of our scientific advisory board. Moreover, we will pay for up to 12 visits per year to Boston University that Dr. Cantor is required to make in connection with his leave of absence from his positions at the university. In connection with his employment with us, Dr. Cantor was granted options to purchase 280,000 shares of our common stock under our 1994 and 1998 stock plans. Dr. Cantor has exercised these options. If Dr. Cantor's employment is terminated involuntarily or without cause, Dr. Cantor will be entitled to receive his annual salary in periodic payments, until he secures other full-time employment with another company or until six months have elapsed after termination, whichever is earlier.

   Mr. Foit's employment agreement provides for a salary of $180,000 per year, subject to periodic increases by our board of directors at its discretion. Mr. Foit is also entitled to receive a bonus of $10,000 per year. We also agreed to pay reasonable expenses, up to a maximum of $50,000, associated with Mr. Foit's relocation to our corporate offices in San Diego, California. Mr. Foit was also granted an additional $1,000 monthly housing allowance during his first twelve months of service with us. In connection with his employment with us, Mr. Foit was granted options to purchase 100,000 shares of our common stock under our 1998 Stock Option/Stock Issuance Plan. Mr. Foit has exercised a portion of these options. If Mr. Foit's employment is terminated involuntarily or without cause, Mr. Foit will be entitled to receive his annual salary in periodic payments, until he secures other full-time employment with another company or until six months have elapsed after termination, whichever is earlier.

   The compensation committee, as plan administrator of our 1999 Stock Incentive Plan, will have the authority to grant options and to structure repurchase rights under that plan so that the shares subject

--------------------------------------------------------------------------------

                                                                     MANAGEMENT

-------------------------------------------------------------------------------
to those options or repurchase rights will immediately vest in connection with a change in control of us, whether by merger, asset sale, successful tender offer for more than 50% of the outstanding voting stock or by a change in the majority of the board by reason of one or more contested elections for board membership. Vesting of these options will occur either at the time of the change in control or upon the subsequent involuntary termination of the individual's service within a designated period not to exceed 18 months following the change in control.

EXECUTIVE COMPENSATION

                                         SUMMARY OF CASH AND OTHER COMPENSATION
   The following table shows all compensation received during the year ended December 31, 1999 and December 31, 1998 by our Chief Executive Officer and our other five executive officers whose salary and bonus exceeded $100,000 in 1999 for services rendered in all capacities to us during 1999.

   Other annual compensation for Dr. Koster includes, for 1998, $94,266 paid in connection with his relocation to our corporate headquarters in San Diego from Hamburg, Germany, $3,900 for use of a company automobile and $1,000 paid in connection with various tax services and, for 1999, $6,923 paid in connection with his relocation, and $5,702 for use of a company automobile. Other annual compensation for Mr. Zaniboni includes, for 1998, $12,098 paid in connection with his relocation to San Diego, California and $1,275 paid for various tax services and, for 1999, amounts paid for various tax services. Other annual compensation for Dr. Shuh and Andreas Braun for both years reflects the amount paid for various tax services. Other annual compensation for Dr. Cantor during 1999 represents payment for his services as chief of our scientific advisory board. Other annual compensation for Mr. Foit represents the amount paid in connection with his relocation to our corporate headquarters in San Diego. Other annual compensation for all officers listed represents income from the exercise of non-qualified stock options.

                                                           SUMMARY COMPENSATION

-------------------------------------------------------------------------------

                                                      Long-term
                          Annual compensation    compensation awards
                                                            Securities
Name and principal                             Other annual underlying        Other
position                 Year   Salary   Bonus compensation    options compensation
-----------------------------------------------------------------------------------
Hubert Koster........... 1998 $252,000 $10,000      $99,166    255,000           --
 President and           1999 $279,334 $10,000      $12,625    155,000      450,688
 Chief Executive Officer

Stephen L. Zaniboni..... 1998  132,500  10,000       13,373    140,000           --
 Senior Vice President
  and                    1999  185,208  10,000        1,650     50,000       17,084
 Financial Officer

Antonius Schuh.......... 1998  150,426  10,000           --    130,000           --
 Executive Vice
  President,             1999  187,223  10,000          750     50,000       23,126
 Business Development
  and
 Marketing

Charles R. Cantor....... 1999  180,000  21,000       30,000    100,000      207,200
 Chief Scientific
  Officer

Andreas Braun........... 1998  136,000  10,000          350     50,000           --
 Chief Medical Officer   1999  145,917  10,000        1,150    130,000           --

Delbert F. Foit, Jr. ... 1999  126,000   7,432       10,460    100,000           --
 (from April 1, 1999)
 Chief Operating Officer

-------------------------------------------------------------------------------
52

                                                                      MANAGEMENT

--------------------------------------------------------------------------------

                                                                         OPTIONS
   The following table shows information regarding options granted to the executive officers listed in the summary compensation table above during the fiscal years ended December 31, 1998 and 1999. We have not granted any stock appreciation rights.

   Each option represents the right to purchase one share of our common stock. The options generally become vested over four years. To the extent not already vested, some of these options may also accelerate and become exercisable in the event of a merger in which we are not the surviving corporation or upon the sale of substantially all of our assets. Please see "Management--Employee benefit plans" for more details regarding these options. In the years ended December 31, 1998 and 1999, we granted options to purchase an aggregate of 1.3 million and 1.1 million shares of common stock, respectively, to various officers, employees, directors and consultants.

   The potential realizable value at assumed annual rates of stock price appreciation for the option term represents hypothetical gains that could be achieved for the respective options if exercised at the end of the option term. The 5% and 10% assumed annual rates of compounded stock price appreciation are required by rules of the Securities and Exchange Commission and do not represent our estimate or projection of our future common stock prices. These amounts represent assumed rates of appreciation in the value of our common stock from the fair market value on the date of grant. Actual gains, if any, on stock option exercises are dependent on the future performance of our common stock and overall stock market conditions. The amounts reflected in the table may not necessarily be achieved.

                                          OPTION GRANTS IN LAST TWO FISCAL YEARS

------------------------------------------------------------------------------------------------
                                   Individual grants                       Potential realizable
                                            % of total
                                     Number    options                       value at assumed
                              of securities granted to Exercise               annual rates of
                                 underlying  employees    price            appreciation of stock
                                    options  in 1998 &      per Expiration price for option term
Name                     Year       granted       1999    share       date     5%        10%
------------------------------------------------------------------------------------------------
Hubert Koster........... 1998        75,000         6%    $0.55   09/18/08 $   25,942 $   65,742
                                     72,656         6      1.10   12/11/08     50,262    127,374
                                    107,344         9      1.00   12/11/08     67,508    171,079
                         1999         8,420         *      3.30   01/29/09     17,474     44,284
                                     36,580         3      3.00   01/29/09     69,015    174,897
                                     60,000         6      3.00   07/09/09    113,201    286,874
                                     50,000         5      3.00   10/21/09     94,334    239,062

Stephen L. Zaniboni..... 1998        20,000         2      0.50   04/02/08      6,289     15,937
                                     20,000         2      0.50   06/24/08      6,289     15,937
                                    100,000         8      1.00   12/11/08     62,889    159,374
                         1999        50,000         5      3.00   10/21/09     94,334    239,062

Antonius Schuh.......... 1998        30,000         2      0.50   09/18/08      9,433     23,906
                                    100,000         8      1.00   12/11/08     62,889    159,374
                         1999        50,000         5      3.00   10/21/09     94,334    239,062

Charles R. Cantor....... 1998         5,000         *      0.50   04/02/08      1,572      3,984
                                    180,000        15      0.50   06/24/08     56,601    143,433
                         1999       100,000         9      3.00   01/29/09    188,668    478,124

Andreas Braun........... 1998        50,000         4      1.00   12/11/08     31,444     79,687
                         1999        30,000         3      3.00   01/29/09     56,600    143,437
                                    100,000         9      3.00   10/21/09    188,668    478,124

Delbert F. Foit, Jr. ... 1999       100,000         9      3.00   04/09/09    188,668    478,124

--------
* Less than 1%.


--------------------------------------------------------------------------------

                                                                     MANAGEMENT

-------------------------------------------------------------------------------
The following table shows information at December 31, 1999 concerning the number and value of unexercised options held by each of the executive officers listed in the summary compensation table above. Options shown as exercisable in the table below are immediately exercisable. However, we have rights to repurchase shares of the common stock underlying some of these options upon termination of the holder's employment with us. There was no public trading market for the common stock as of December 31, 1999. Accordingly, the value of unexercised in-the-money options listed below has been calculated on the basis of the initial public offering price of $26.00 per share, less the applicable exercise price per share, multiplied by the number of shares underlying such options.

Aggregated option exercises in the year ended December 31, 1999 and year-end option values
-------------------------------------------------------------------------------

                                              Number of securities
                          Shares             underlying unexercised     Value of unexercised
                         acquired                  options at           In-the-money options
                           upon     Value       December 31, 1999       at December 31, 1999
Name                     exercise realized  Exercisable Unexercisable Exercisable Unexercisable
-----------------------------------------------------------------------------------------------
Hubert Koster........... 790,000  1,589,984        --         --              --        --
Stephen L. Zaniboni..... 260,000    492,500        --         --              --        --
Antonius Schuh.......... 330,000    687,500        --         --              --        --
Charles R. Cantor....... 351,000    657,200        --         --              --        --
Andreas Braun........... 120,000    317,500   130,000         --       2,990,000        --
Delbert F. Foit, Jr. ...  25,000         --    75,000         --       1,725,000        --

EMPLOYEE BENEFIT PLANS

1999 Stock Incentive Plan

Introduction
Our 1999 Stock Incentive Plan is intended to serve as the successor program to our 1998 Stock Option/Stock Issuance Plan. The 1999 plan was adopted by our board of directors on November 6, 1999 and approved by the stockholders in November 1999. The 1999 plan will become effective at the close of this offering. At that time, all outstanding options under our existing 1998 Stock Option/Stock Issuance Plan will be transferred to the 1999 plan, and no further option grants will be made under the 1998 plan. Prior to the 1998 plan being adopted, we granted options under our 1994 Stock Plan. All options granted under our 1994 Stock Plan were transferred to our 1998 Stock Option/Stock Issuance Plan. The transferred options will continue to be governed by their existing terms, unless our compensation committee decides to extend one or more features of the 1999 plan to those options. Except as otherwise described below, the transferred options have substantially the same terms as will be in effect for grants made under the discretionary option grant program of our 1999 plan.

Share reserve
We have reserved 4,750,000 shares of our common stock for issuance under our 1999 Stock Incentive Plan. This share reserve consists of the number of shares we estimate will be carried over from our 1998 plan plus an additional 850,000 shares. The share reserve under our 1999 plan will automatically increase on the first trading day in January each calendar year, beginning with calendar year 2001, by an amount equal to 4% of the total number of shares of our common stock outstanding on the last trading day of December in the prior calendar year, but in no event will this annual increase exceed 2,000,000 shares. In addition, no participant in our 1999 plan may be granted stock options or direct stock issuances for more than 1,000,000 shares of common stock in total in any calendar year.


-------------------------------------------------------------------------------
54

                                                                     MANAGEMENT

-------------------------------------------------------------------------------
Programs
Our 1999 plan has five separate programs:

 . the discretionary option grant program, under which eligible individuals may be granted options to purchase shares of our common stock at an exercise price not less than the fair market value of those shares on the grant date;

 . the stock issuance program, under which eligible individuals may be issued shares of common stock directly, upon the attainment of performance milestones or the completion of a specified period of service or as a bonus for past services;

 . the salary investment option grant program, under which our executive officers and other highly compensated employees may be given the opportunity to apply a portion of their base salary each year to the acquisition of special below market stock option grants;

 . the automatic option grant program, under which option grants will automatically be made at periodic intervals to eligible non-employee board members to purchase shares of common stock at an exercise price equal to the fair market value of those shares on the grant date; and

 . the director fee option grant program, under which our non-employee board members may be given the opportunity to apply a portion of any retainer fee otherwise payable to them in cash each year to the acquisition of special below market option grants.

Eligibility
The individuals eligible to participate in our 1999 plan include our officers and other employees, our board members and any consultants we use.

Administration
The discretionary option grant and stock issuance programs will be administered by our compensation committee. This committee will determine which eligible individuals are to receive option grants or stock issuances under those programs, the time or times when the grants or issuances are to be made, the number of shares subject to each grant or issuance, the status of any granted option as either an incentive stock option or a nonstatutory stock option under the federal tax laws, the vesting schedule to be in effect for the option grant or stock issuance and the maximum term for which any granted option is to remain outstanding. The compensation committee will also have the authority to select the executive officers and other highly compensated employees who may participate in the salary investment option grant program if the program is put into effect for one or more calendar years.

Plan features
Our 1999 plan will include the following features:

 . the exercise price for any options granted under the plan may be paid in cash or in shares of our common stock valued at fair market value on the exercise date. The option may also be exercised through a same-day sale program without any cash outlay by the optionee;

 . our compensation committee will have the authority to cancel outstanding options under the discretionary option grant program, including any transferred options from our 1998 plan, in return for the grant of new options for the same or different number of option shares with an exercise price per share based upon the fair market value of our common stock on the new grant date; and

 . stock appreciation rights may be issued under the discretionary option grant program. These rights will provide the holders with the election to surrender their outstanding options for a payment from us equal to the fair market value of the shares subject to the surrendered options less the exercise price payable for those shares. We may make the payment in cash or in shares of our common stock. None of the options under our 1998 plan have any stock appreciation rights.

-------------------------------------------------------------------------------

                                                                     MANAGEMENT

-------------------------------------------------------------------------------

Change in control
Our 1999 plan will include the following change in control provisions which may result in the accelerated vesting of outstanding option grants and stock issuances if:

 . we are acquired by merger or asset sale, each outstanding option under the discretionary option grant program which is not to be assumed by the successor corporation will immediately become exercisable for all the option shares, and all outstanding unvested shares will immediately vest, except to the extent our repurchase rights with respect to those shares are to be assigned to the successor corporation;

 . our compensation committee will have complete discretion to grant one or more options which will become exercisable for all the option shares in the event those options are assumed in the acquisition but the optionee's service with us or the acquiring entity is subsequently terminated. The vesting of any outstanding shares under our 1999 plan may be accelerated upon similar terms and conditions; and

 . our compensation committee may grant options and structure repurchase rights so that the shares subject to those options or repurchase rights will immediately vest in connection with a successful tender offer for more than 50% of our outstanding voting stock or a change in the majority of our board through one or more contested elections. Such accelerated vesting may occur either at the time of such transaction or upon the subsequent termination of the individual's service.

                                         SALARY INVESTMENT OPTION GRANT PROGRAM
   If our compensation committee decides to put this program into effect for one or more calendar years, each of our executive officers and other highly compensated employees may elect to reduce his or her base salary for the calendar year by an amount not less than $10,000 nor more than $50,000. Each individual who makes such an election will automatically be granted, on the first trading day in January of the calendar year for which his or her salary reduction is to be in effect, an option to purchase that number of shares of common stock determined by dividing the salary reduction amount by two-thirds of the fair market value per share of our common stock on the grant date. The option will have an exercise price per share equal to one-third of the fair market value of the option shares on the grant date. As a result, the option will be structured so that the fair market value of the option shares on the grant date less the exercise price payable for those shares will be equal to the amount of the salary reduction. The option will become exercisable in a series of twelve equal monthly installments over the calendar year for which the salary reduction is to be in effect.

                                                 AUTOMATIC OPTION GRANT PROGRAM
   Each individual who first becomes a non-employee board member at any time after the effective date of this offering will receive an option grant to purchase 15,000 shares of our common stock on the date such individual joins the board. In addition, on the date of each annual stockholders meeting held after the effective date of this offering, each non-employee board member who is to continue to serve as a non-employee board member, including each of our current non-employee board members, will automatically be granted an option to purchase 3,000 shares of our common stock, provided such individual has served on the board for at least six months.

   Each automatic grant will have an exercise price per share equal to the fair market value per share of our common stock on the grant date and will have a term of 10 years, subject to earlier termination following the optionee's cessation of board service. The option will be immediately exercisable for all of the option shares; however, we may repurchase, at the exercise price paid per share, any shares purchased under the option which are not vested at the time of the optionee's cessation of board service. The shares subject to each initial 15,000 share automatic option grant will vest in a series of three successive annual

-------------------------------------------------------------------------------
56

                                                                     MANAGEMENT

-------------------------------------------------------------------------------
installments upon the optionee's completion of each year of board service over the three year period measured from the grant date. The shares subject to each 3,000 share annual option grant will vest upon the optionee's completion of one year of board service measured from the grant date. The shares subject to each option will immediately vest in full upon various changes in control or ownership or upon the optionee's death or disability while a board member.

Director fee option grant program
If this program is put into effect in the future, then each non-employee board member may elect to apply all or a portion of any cash retainer fee for the year to the acquisition of a below-market option grant. The option grant will automatically be made on the first trading day in January in the year for which the non-employee board member would otherwise be paid the cash retainer fee in the absence of his or her election. The option will have an exercise price per share equal to one-third of the fair market value of the option shares on the grant date, and the number of shares subject to the option will be determined by dividing the amount of the retainer fee applied to the program by two-thirds of the fair market value per share of our common stock on the grant date. As a result, the option will be structured so that the fair market value of the option shares on the grant date less the exercise price payable for those shares will be equal to the portion of the retainer fee applied to that option. The option will become exercisable in a series of twelve equal monthly installments over the calendar year for which the election is in effect. However, the option will become immediately exercisable for all the option shares upon the death or disability of the optionee while serving as a board member. Currently our directors do not have any cash retainer fee.

Additional plan features
Our 1999 plan will also have the following features:

 . Outstanding options under the salary investment and director fee option grant programs will immediately vest if we are acquired by a merger or asset sale or if there is a successful tender offer for more than 50% of our outstanding voting stock or a change in the majority of our board through one or more contested elections.

 . Limited stock appreciation rights will automatically be included as part of each grant made under the salary investment option grant program and the automatic and director fee option grant programs, and these rights may also be granted to one or more officers as part of their option grants under the discretionary option grant program. Options with this feature may be surrendered to us upon the successful completion of a hostile tender offer for more than 50% of our outstanding voting stock. In return for the surrendered option, the optionee will be entitled to a cash distribution from us in an amount per surrendered option share based upon the highest price per share of our common stock paid in that tender offer.

 . Our board of directors may amend or modify our 1999 plan at any time, subject to any required stockholder approval. Our 1999 plan will terminate no later than November 6, 2009.

1999 Employee Stock Purchase Plan

Introduction
Our 1999 Employee Stock Purchase Plan was adopted by our board of directors on November 6, 1999 and approved by our stockholders in November 1999. The plan will become effective immediately upon the signing of the underwriting agreement for this offering. The plan is designed to allow our eligible employees and the eligible employees of our participating subsidiaries to purchase shares of common stock, at semi-annual intervals, with their accumulated payroll deductions.


-------------------------------------------------------------------------------

                                                                     MANAGEMENT

-------------------------------------------------------------------------------
Share reserve
We have reserved 250,000 shares of our common stock for issuance under our 1999 Employee Stock Purchase Plan. The reserve will automatically increase on the first trading day in January each calendar year, beginning in calendar year 2001, by an amount equal to 1% of the total number of outstanding shares of our common stock on the last trading day in December in the prior calendar year. In no event will any such annual increase exceed 500,000 shares.

                                                               OFFERING PERIODS
   Our 1999 Employee Stock Purchase Plan will have a series of concurrent offering periods, each with a maximum duration of 24 months. The initial offering period will start on the date the underwriting agreement for the offering covered is signed and will end on the last business day in January 2002. Additional offering periods of up to 24 months duration will begin on the first day of February and August each year. However, no employee may participate in more than one offering period at a time.

                                                                    ELIGIBILITY
   Individuals scheduled to work more than 20 hours per week for more than five calendar months per year are eligible to participate in the plan and may join the plan on the start date of any offering period.

                                                             PAYROLL DEDUCTIONS
   A participant may contribute up to 15% of his or her base salary through payroll deductions, and the accumulated deductions will be applied to the purchase of shares on each semi-annual purchase date. The purchase price per share in effect for each participant will be equal to 85% of the fair market value per share on the start date of the offering period in which he or she is participating or, if lower, 85% of the fair market value per share on the semi-annual purchase date. Semi-annual purchase dates will occur on the last business day of February and August each year. However, a participant may not purchase more than 1,000 shares on any purchase date, and not more than 62,500 shares may be purchased in total by all participants on any purchase date. Our compensation committee will have the authority to change these limitations for any subsequent offering period.

                                                                  RESET FEATURE
   If the fair market value per share of our common stock on any purchase date within a particular offering period is less than the fair market value per share on the start date of that offering period, then that offering period will automatically terminate, and a new offering period of up to 24 months duration will begin on the next business day. All eligible participants in the terminated offering will be transferred to the new offering period.

                                                              CHANGE IN CONTROL
   If we are acquired by merger or a sale of substantially all of our assets or more than 50% of our voting securities, then all outstanding purchase rights will automatically be exercised immediately prior to the effective date of the acquisition. The purchase price in effect for each participant will be equal to 85% of the market value per share on the start date of the particular offering period in which he or she is participating at the time of the acquisition or, if lower, 85% of the fair market value per share immediately prior to the acquisition.

                                                                  PLAN FEATURES
   The following features will also be in effect under the plan:

 . our plan will terminate no later than the last business day of January 2010;
  and

 . our board may at any time amend, suspend or discontinue our plan; however, certain amendments may require stockholder approval.

-------------------------------------------------------------------------------
58

-------------------------------------------------------------------------------
Related party transactions

SALES OF SECURITIES

   Since January 1996 through December 27, 1999, we have issued the following securities in private placement transactions:

 . 643,330 shares of our Series B convertible preferred stock for an aggregate price of $964,995 in March 1996;

 . warrants to purchase 70,000 shares of our Series A convertible preferred stock in connection with the Comdisco lease arrangement;

 . 4,573,331 shares of our Series C convertible preferred stock for an aggregate price of $14,405,993 in May 1997 and January 1998;

 . warrants to purchase 106,503 shares of our Series C convertible preferred stock in connection with the sale of our Series C preferred stock;

 . 5,712,763 shares of our Series D convertible preferred stock for an aggregate price of $37,132,959 in December 1998 and March 1999;

 . 2,364,200 shares of our common stock issued upon the exercise of options to purchase such stock for an aggregate consideration of $2,511,218; and

 . 6,349 shares of our common stock issued to one of our executive officers for an aggregate consideration of $20,000.

   All preferred stock was issued to various venture capital and other institutional investors in reliance upon exemption from registration under
Section 4(2) of the Securities Act. All shares issued upon exercise of options were issued to employees and consultants in reliance upon exemption from registration under Rule 701 of the Securities Act. All shares of common stock issued to one of our executive officers was issued in reliance upon exemption from registration under Section 4(2) of the Securities Act.

   The purchasers of more than $60,000 of these securities include, among others, the following executive officers, directors and holders of more than 5% of our outstanding stock and their affiliates:

                                                    Preferred stock
Executive officers, directors                                                     Total
and 5% stockholders              COMMON STOCK SERIES B  SERIES C SERIES D consideration
---------------------------------------------------------------------------------------
Hubert Koster..................       790,000   100,000       --       --     $ 782,542
Stephen L. Zaniboni............       260,000        --       --       --       287,500
Antonius Schuh.................       330,000        --       --       --       302,500
Charles R. Cantor..............       357,349        --       --       --       395,800
Ernst-Gunter Afting............            --    30,000       --   15,018       142,617
TVM Group......................            -- 1,094,666  388,571  726,768     7,589,990
Alpinvest International B.V. ..            --   666,667  317,460  461,538     4,999,997
Lombard Odier & Cie............            --        --  952,381       --     3,000,000

   For additional information regarding the ownership of securities by executive officers, directors and stockholders who beneficially own 5% or more of our outstanding common stock, please see "Principal stockholders."

-------------------------------------------------------------------------------

                                                      RELATED PARTY TRANSACTIONS

--------------------------------------------------------------------------------

EMPLOYMENT AGREEMENTS

   We have entered into employment agreements with each of Dr. Koster, Mr. Zaniboni, Dr. Schuh, Dr. Cantor and Mr. Foit. For information regarding these agreements, please see "Management-- Employment and severance arrangements." In addition to these agreements, we have also entered into employment agreements with each of Dr. Karsten Schmidt, the Managing Director of our subsidiary, Dr. Paul J. Heaney, our Vice President, Advanced Systems and Dr. Charles R. Rodi, our Vice President, Molecular Biology.

   Dr. Schmidt's employment agreement provides for a salary of DEM160,000 per year, subject to periodic increases. We also paid, during the first six months of 1999, housing expenses for Dr. Schmidt's use of an apartment in Hamburg. We also paid, during that time period, reasonable travel expenses relating to Mr. Schmidt's travel to his former place of residence on a weekly basis. In connection with his employment with us, Dr. Schmidt was granted options to purchase 30,000 shares of our common stock under our 1998 Stock Option/Stock Issuance Plan. Dr. Schmidt has not exercised these options.

   Dr. Rodi's employment agreement provides for a salary of $140,000 per year, subject to periodic increases by our board of directors at its discretion. Dr. Rodi was also entitled to a bonus of $30,000 payable upon execution of his employment agreement. In addition, Dr. Rodi is entitled to receive a bonus of $10,000 per year. We also agreed to pay reasonable expenses, up to a maximum of $50,000, associated with Dr. Rodi's relocation to our corporate offices in San Diego, California. Dr. Rodi was also granted an additional $1,500 monthly housing allowance during his first three months of service with us. In connection with his employment with us, Dr. Rodi was granted options to purchase 50,000 shares of our common stock under our 1998 Stock Option/Stock Issuance Plan. Dr. Rodi has not exercised these options. If Dr. Rodi's employment is terminated involuntarily or without cause, Dr. Rodi will be entitled to receive his annual salary in periodic payments, until he secures other full-time employment with another company or until six months have elapsed after termination, whichever is earlier.

   Dr. Heaney's employment agreement provides for a salary of $175,000 per year, subject to periodic increases by our board of directors at its discretion. Dr. Heaney was also entitled to a bonus of $15,000 payable upon execution of his employment agreement. In addition, Dr. Heaney is also entitled to receive a bonus of $10,000 per year. We also agreed to pay reasonable expenses, up to a maximum of $50,000, associated with Dr. Heaney's relocation to our corporate offices in San Diego, California. In connection with his employment with us, Dr. Heaney was granted options to purchase 100,000 shares of our common stock under our 1998 Stock Option/Stock Issuance Plan. Dr. Heaney has not exercised these options. If Dr. Heaney's employment is terminated involuntarily or without cause, Dr. Heaney will be entitled to receive his annual salary in periodic payments, until he secures other full-time employment with another company or until six months have elapsed after termination, whichever is earlier.

INDEBTEDNESS OF MANAGEMENT

   We have loaned money to some of our executive officers under the terms of promissory notes and stock pledge agreements, whereby the executive officers pledge shares of our common stock issued upon the exercise of options to purchase such common stock. These loans were used by the executive officers upon the exercise of these options to acquire the underlying shares of common stock. Each loan is required to be repaid on the earlier of two years after its execution or the completion of a secondary public offering by us, in which the officer making the note is allowed to sell his shares of our common stock. The amount outstanding at December 31, 1999 on each loan shown below represents the largest aggregate

--------------------------------------------------------------------------------
60

                                                     RELATED PARTY TRANSACTIONS

-------------------------------------------------------------------------------
amount of indebtedness outstanding at any time during the term of each such loan. The executive officers to whom we have made these loans and the principal terms of the loans are shown in the following table:

                                                                                                    Approximate
                                                                               Amount outstanding interest rate
 Executive officer          Position                                         at December 31, 1999     per annum
---------------------------------------------------------------------------------------------------------------
 Hubert Koster............. President and Chief Executive Officer                        $953,266        6%
 Charles R. Cantor......... Chief Scientific Officer                                      477,391        6
 Antonius Schuh............ Executive Vice President, Business Development                312,956        6
                            and Marketing
 Stephen L. Zaniboni....... Senior Vice President, Chief Financial Officer                295,743        6

INDEMNIFICATION AGREEMENTS

   We have entered into indemnification agreements with each of our directors and officers containing provisions that may require us to indemnify them against liabilities that may arise by reason of their status or service as directors or officers and to advance their expenses incurred as a result of any proceeding against them. However, we will not indemnify directors or officers with respect to liabilities arising from willful misconduct of a culpable nature. For more information concerning these agreements, see "Description of securities--limitation of liabilities and indemnification matters."

CONSULTING AGREEMENT

   During the period beginning when we were organized in 1994 until July 1997, Dr. Hubert Koster worked for us as a consultant. We paid Dr. Koster $5,000 per month until September 1996 at which time we increased his consulting compensation to $12,500 per month, in consideration for his services to us. Dr. Koster's consulting arrangement was terminated when he was appointed as our President and Chief Executive Officer in 1997.

INTELLECTUAL PROPERTY ASSIGNMENTS

   Since our inception, Dr. Koster has assigned several personal patents and other intellectual property rights to us that are key in the development of our products and technology. As partial consideration for these assignments, we reimbursed Dr. Koster for patent application costs and prior to 1996 we issued shares of our Series A convertible preferred stock to Dr. Koster. We have paid no additional consideration to Dr. Koster except for those amounts paid in connection with his employment or consulting services to us since January 1996.

   Dr. Cantor is named as an inventor on a number of patents which we have licensed from Boston University. If we are commercially successful and are required to make royalty payments to Boston University under our license arrangements, Dr. Cantor could receive additional compensation from Boston University. In addition, we fund research at Boston University; however, Dr. Cantor receives no direct compensation from Boston University as a result of this funding.

-------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Principal stockholders

   The following table shows information known to us with respect to the beneficial ownership of our common stock as of December 27, 1999, and as adjusted to reflect the sale of the shares of common stock offered under this prospectus, by

 . each person (or group of affiliated persons) who owns beneficially 5% or more of our common stock;

 . each of our directors;

 . our executive officers listed in the "summary compensation" table above; and

 . all of our directors and executive officers as a group.

   Except as indicated in the footnotes to this table and subject to community property laws where applicable, the persons named in the table have sole voting and investment power with respect to all shares of our common stock shown as beneficially owned by them. Beneficial ownership and percentage ownership are determined in accordance with the rules of the SEC. The table below includes the number of shares underlying options and warrants which are exercisable within 60 days from the date of this offering. In addition, the table below assumes the conversion of all shares of our preferred stock into shares of our common stock on a one-for-one basis prior to this offering, and is therefore based on 17,239,577 shares of our common stock outstanding on December 27, 1999 and 22,842,133 shares outstanding immediately after this offering. The address for those individuals for which an address is not otherwise indicated is: 11555 Sorrento Valley Road, San Diego, California 92121.

                                         Shares beneficially            Shares beneficially
                                     owned prior to this offering    owned after this offering
                                                 Number of
                                                    shares                      Number of
                                      Number of underlying           Number of     shares
                                         shares options or              shares underlying
Beneficial owner                    outstanding   warrants Percent outstanding    options Percent
-------------------------------------------------------------------------------------------------
Five percent stockholders
Funds affiliated with TVM Techno
 Venture Management(1)............   2,536,405    38,854    14.9%   2,536,405    38,854    11.3%
 Maximilianstrasse 35
 Einang C
 80539 Munich
 Germany

Alpinvest International B.V.(2) ..   1,445,665    31,746     8.6    1,445,665    31,746     6.5
 De Gooise Poort
 Gooimeer 3 NL 1410 AB
 Nararden
 The Netherlands

Lombard Odier & Cie(3)............     952,381        --     5.5      952,381        --     4.2
 Todistrass 36
 8027 Zurich
 Switzerland

--------------------------------------------------------------------------------
62

                                                         PRINCIPAL STOCKHOLDERS

-------------------------------------------------------------------------------

                                      Shares beneficially            Shares beneficially
                                  owned prior to this offering    owned after this offering
                                             NUMBER OF
                                               SHARES                       NUMBER OF
                                  NUMBER OF  UNDERLYING          NUMBER OF    SHARES
                                   SHARES    OPTIONS OR           SHARES    UNDERLYING
Beneficial owner                 OUTSTANDING  WARRANTS  PERCENT OUTSTANDING  OPTIONS   PERCENT
----------------------------------------------------------------------------------------------
Directors and named executive officers
Hubert Koster, PhD.............   2,010,001        --    11.7%   2,010,001        --     8.8%
Helmut Schuhsler, PhD..........   2,606,405    38,854    15.3    2,606,405    38,854    11.6
Ernst-Gunter Afting, PhD, MD ..      45,018    60,000     0.6       45,018    60,000     0.5
John E. Lucas..................      40,000        --     0.2       40,000        --     0.2
Peter Reinisch, PhD(4).........     832,111    10,000     4.9      832,111    10,000     3.7
Stephen L. Zaniboni............     260,000        --     1.5      260,000        --     1.1
Antonius Schuh, PhD............     330,000        --     1.9      330,000        --     1.4
Charles R. Cantor, PhD.........     357,349        --     2.1      357,349        --     1.6
Andreas Braun, PhD, MD.........     120,000   130,000     1.4      120,000   130,000     1.1
Delbert F. Foit, Jr. ..........      25,000    75,000     0.6       25,000    75,000     0.4
All directors and executive
 officers as a group
 (10 persons)..................   6,625,884   313,854    39.5%   6,625,884   313,854    30.0%

--------
(1) Includes 834,902 shares owned by TVM Zweite Beteiligung-US L.P; 538,461 shares owned by TVM Medical Ventures; 474,957 shares owned by TVM Eurotech L.P.; 388,749 shares owned by TVM Techno Venture Enterprises No. II L.P.; 259,168 shares owned by TVM Intertech L.P.; and 40,168 shares owned by TVM Techno Venture Investors No. 1 L.P. Dr. Schuhsler and Friedrich Bornikoel are the Managing Directors of TVM Techno Venture Management GmbH and Dr. Schuhsler is also a member of the Board of Management of TVM Medical Ventures GmbH & Co. KG. Dr. Schuhsler disclaims beneficial ownership of all shares issued or issuable to the foregoing entities, except to the extent of his pecuniary interest, but exercises shared voting and investment power with respect to some of these shares.

(2) There is no single person at Alpinvest that exercises voting control over shares held by Alpinvest. Voting requires the signature of two of the authorized signatories. Mr. Stan Vermeulen and Mr. Jaap Vermeulen are two natural persons authorized to sign on behalf of Alpinvest.

(3) There is no single person at Lombard Odier that exercises voting control over shares held by Lombard Odier. Voting requires two or more of designated employees sign on behalf of Lombard Odier. In addition, any one of the eight managing partners could sign on behalf of Lombard Odier alone or in connection with the two designated employees.

(4) Represents shares owned by GLS LP Investments III Limited. Dr. Reinisch is affiliated with GLS LP Investments III Limited. Dr. Reinisch disclaims beneficial ownership of all shares issued or issuable to the foregoing entities, except to the extent of his pecuniary interest, but exercises shared voting and investment power with respect to some of these shares.

-------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Selling stockholders

   The following table shows the number of shares owned by each of the selling stockholders. This registration statement also shall cover any additional shares of common stock which become issuable to the selling stockholders in connection with the 57,564 shares registered for sale under this prospectus by reason of any stock dividend, stock split, recapitalization or other similar transaction effected without the receipt of consideration which results in an increase in the number of our outstanding shares of common stock.

   Although neither of the selling stockholders has had a material relationship with us within the past three years, ALPHA Beteiligungsverwaltungs GbR is associated with AXCIT Capital Mgmt. GmbH and Halford Enterprises Limited is associated with Value Management & Research AG. Beginning in March 1999, we had a consulting agreement with ACXIT Capital Mgmt. GmbH and Value Management & Research AG. This agreement provided that these two companies would provide advice and services to us in connection with this offering. We have sold to ALPHA Beteiligungsverwaltungs GbR and Halford Enterprises Limited 57,564 shares as part of a settlement and full payment of the fees payable under the agreement with AXCIT Capital Mgmt. GmbH and Value Management & Research AG for these services.

   Any estimate that we give regarding the number of shares that will be held by the selling stockholders after completion of this offering may prove to be inaccurate because the selling stockholders may offer all or some of the shares they hold and because there currently are no agreements, arrangements or understandings with respect to the sale of any of the shares. The shares offered by this prospectus may be offered from time to time by the selling stockholders named below. Unless otherwise indicated, each person has sole power to invest and vote the shares listed in the table, subject to community property laws, where applicable. For purposes of this table, a person or group of persons is deemed to have "beneficial ownership" of any shares which that person has the right to acquire within 60 days. Percentage ownership prior to the offering is based on 17,239,577 shares of our common stock outstanding on December 27, 1999. For purposes of computing the percentage of outstanding shares held by each person or group of persons named below, any security which such person or group of persons has the right to acquire within 60 days is deemed to be outstanding for the purpose of computing the percentage ownership for such person or persons, but is not deemed to be outstanding for the purpose of computing the percentage ownership of any other person.

                                      Shares                      Shares
                                   Beneficially                Beneficially
                                  Owned Prior to              Owned After the
                                   the Offering                  Offering
                                 ----------------- Shares to -----------------
                                 NUMBER PERCENTAGE  be Sold  NUMBER PERCENTAGE
                                 ------ ---------- --------- ------ ----------
ALPHA Beteiligungsverwaltungs
 GbR............................ 28,782      *      28,782      0        0%
Halford Enterprises Limited..... 28,782      *      28,782      0        0%
  TOTAL......................... 57,564      *      57,564

--------
   * Represents beneficial ownership of less than 1%

--------------------------------------------------------------------------------
64

--------------------------------------------------------------------------------
Description of securities

   The following information describes our common stock and preferred stock, as well as options and warrants to purchase our common stock, and provisions of our certificate of incorporation and our bylaws, all as will be in effect upon the closing of this offering. This description is only a summary. You should also refer to the certificate and bylaws which have been filed with the SEC as exhibits to our registration statement, of which this prospectus forms a part. The descriptions of the common stock and preferred stock, as well as options and warrants to purchase our common stock, reflect changes to our capital structure that will occur upon the closing of this offering in accordance with the terms of the certificate.

   Our authorized capital stock consists of 75,000,000 shares of common stock, par value $0.001 per share, and 5,000,000 shares of preferred stock, par value $0.001 per share.

COMMON STOCK

   As of December 27, 1999, there were 2,396,800 shares of common stock outstanding and held of record by 48 stockholders. There will be 22,842,133 shares of common stock outstanding upon the closing of this offering, which gives effect to the issuance of 5,250,000 shares of common stock offered by us in our initial public offering, the issuance of up to 57,564 shares of common stock to the selling stockholders immediately prior to this offering and the conversion of preferred stock discussed below and also to the conversion of long-term debt into 272,108 shares of common stock and the issuance of 22,884 shares of common stock in satisfaction of accrued interest payable.

   Holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. Accordingly, holders of a majority of the shares of common stock entitled to vote in any election of directors may elect all of the directors standing for election, subject to the rights of any outstanding preferred stock. Holders of common stock are entitled to receive dividends on a pro rata basis, if any, as may be declared by the board of directors out of funds legally available therefor, subject to any preferential dividend rights of any outstanding preferred stock. Holders of common stock have no preemptive, subscription, redemption or conversion rights. The outstanding shares of common stock are, and the shares offered by us in this offering will be, when issued and paid for, fully paid and nonassessable. The rights, preferences and privileges of holders of common stock are subject to, and may be materially adversely affected by, the rights of the holders of shares of any series of preferred stock which we may designate and issue in the future. Upon the closing of this offering, there will be no shares of preferred stock outstanding.

PREFERRED STOCK

   As of December 27, 1999, there were 14,842,757 shares of convertible preferred stock outstanding. All outstanding shares of convertible preferred stock will be converted into 14,842,757 shares of our common stock upon the closing of this offering and these shares of convertible preferred stock will no longer be authorized, issued or outstanding.

   Upon the closing of this offering, the board of directors will be authorized, without further stockholder approval, to issue from time to time up to an aggregate of 5,000,000 shares of preferred stock in one or more series. Our board of directors may also designate the powers, preferences, rights and any qualifications, limitations or restrictions of the shares of each such series thereof, including the dividend rights, dividend rates, conversion rights, voting rights, terms of redemption (including sinking fund provisions), redemption price or prices and liquidation preferences, any or all of which may be superior

--------------------------------------------------------------------------------

                                                       DESCRIPTION OF SECURITIES

--------------------------------------------------------------------------------
to the rights of our common stock, and the number of shares constituting any series or designations of such series. We have no present plans to issue any shares of preferred stock. Please see "Description of securities--Anti-takeover effects of provisions of Delaware law and our certificate of incorporation and bylaws."

OPTIONS

   As of December 27, 1999, options to purchase a total of 1,287,049 shares of common stock were outstanding at a weighted average exercise price of $1.66. Options to purchase a total of 4,750,000 shares of common stock may be granted under the 1999 Stock Incentive Plan. Please see "Management--Employee benefit plans" and "Shares eligible for future sale."

WARRANTS

   We have outstanding warrants to purchase a total of 176,503 shares of our capital stock, at a weighted average exercise price of $2.10 per share. The warrants contain anti-dilution provisions providing for adjustments of the exercise price and the number of shares underlying the warrants upon the occurrence of certain events, including any recapitalization, reclassification, stock dividend, stock split, stock combination or similar transaction. The warrants grant to the holders registration rights with respect to the common stock issuable upon their exercise, which are described below. All of these warrants will be exercisable immediately before this offering.

REGISTRATION RIGHTS

   Under the terms of an agreement with some of our stockholders, after the closing of this offering the holders of 14,842,757 shares of common stock will be entitled to demand the registration of their shares under the Securities Act of 1933. The holders of 50% of such shares are entitled to demand that we register their shares under the Securities Act of 1933 subject to limitations described in the relevant agreement. We are not required to effect more than two registrations for such holders pursuant to these demand registration rights. These demand rights expire on December 21, 2001. In addition, after the closing of this offering these holders will be entitled to piggyback registration rights with respect to the registration of their shares of common stock. If we propose to register any shares of common stock either for our account or for the account of other security holders, the holders of shares having piggyback rights are entitled to receive notice of the registration and are entitled to include their shares in the registration, subject to some limitations. Further, at any time after we become eligible to file a registration statement on Form S-3, the holders of 25% of the shares held by all holders of registration rights may require us to file registration statements under the Securities Act of 1933 on Form S-3 with respect to their shares of our common stock. These registration rights are subject to conditions and limitations, among which is the right of the underwriters of an offering to limit the number of shares of common stock held by security holders with registration rights to be included in such registration. We are generally required to bear all of the expenses of all these registrations, including the reasonable fees of a single counsel acting on behalf of all selling stockholders, except underwriting discounts and selling commissions. Registration of any of the shares of our common stock held by security holders with registration rights would result in such shares becoming freely tradable without restriction under the Securities Act of 1933 immediately upon effectiveness of such registration.

ANTI-TAKEOVER EFFECTS OF CERTAIN PROVISIONS OF DELAWARE LAW AND OUR CERTIFICATE OF INCORPORATION AND BYLAWS

   We are subject to the provisions of Section 203 of the Delaware General Corporation Law. Subject to exceptions, Section 203 prohibits a publicly-held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the

--------------------------------------------------------------------------------
66

                                                      DESCRIPTION OF SECURITIES

-------------------------------------------------------------------------------
transaction in which the person became an interested stockholder, unless the interested stockholder attained such status with the approval of the board of directors or unless the business combination is approved in a prescribed manner. A "business combination" includes mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder. Subject to exceptions, an "interested stockholder" is a person who, together with affiliates and associates, owns, or within three years did own, 15% or more of the corporation's voting stock. This statute could prohibit or delay the accomplishment of mergers or other takeover or change in control attempts with respect to us and, accordingly, may discourage attempts to acquire us.

   In addition, provisions of our certificate of incorporation and bylaws, which will be in effect upon the closing of this offering and are summarized in the following paragraphs, may have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt that a stockholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares held by stockholders.

                                                   BOARD OF DIRECTORS VACANCIES

   Our bylaws authorize the board of directors to fill vacant directorships or increase the size of the board of directors. This may deter a stockholder from removing incumbent directors and simultaneously gaining control of the board of directors by filling the vacancies created by such removal with its own nominees.

                                                                STAGGERED BOARD

   Our bylaws provide that our board will be classified into three classes of directors beginning at the next annual meeting of stockholders. Please see "Management--Classes of the board" for more information regarding our staggered board. This may inhibit a stockholder from nominating and electing directors and gaining control of the board of directors.

                            STOCKHOLDER ACTION; SPECIAL MEETING OF STOCKHOLDERS

   Our certificate of incorporation provides that our stockholders may not take action by written consent, and may only act at a duly called annual or special meetings of our stockholders. Our bylaws further provide that special meetings of our stockholders may be called only by the President, Chief Executive Officer or Chairman of the board of directors or a majority of the board of directors.

 ADVANCE NOTICE REQUIREMENTS FOR STOCKHOLDER PROPOSALS AND DIRECTOR NOMINATIONS

Our bylaws provide that stockholders seeking to bring business before our annual meeting of stockholders, or to nominate candidates for election as directors at our annual meeting of stockholders, must provide timely notice of their intent in writing. To be timely, a stockholder's notice must be delivered to, or mailed and received at, our principal executive offices not less than 120 days before the first anniversary of the date of our notice of annual meeting provided with respect to the previous year's annual meeting of stockholders; provided, that if no annual meeting of stockholders was held in the previous year or the date of the annual meeting of stockholders has been changed to be more than 30 calendar days earlier than such anniversary, notice by the stockholder, to be timely, must be so received a reasonable time before the solicitation is made. Our bylaws also contain specific requirements as to the form and content of a stockholder's notice. These provisions may inhibit our stockholders from bringing matters before our annual meeting of stockholders or from making nominations for directors at our annual meeting of stockholders.


-------------------------------------------------------------------------------

                                                      DESCRIPTION OF SECURITIES

-------------------------------------------------------------------------------
                                                 AUTHORIZED BUT UNISSUED SHARES

Our authorized but unissued shares of common stock and preferred stock are available for future issuance without stockholder approval, subject to limitations imposed by the Nasdaq National Market. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved common stock and preferred stock could render more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

Delaware law provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation's certificate of incorporation or bylaws, unless a corporation's certificate of incorporation or bylaws requires a greater percentage.

LIMITATION OF LIABILITY AND INDEMNIFICATION MATTERS

Our certificate of incorporation provides that, except to the extent prohibited by Delaware law, our directors shall not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duty as our directors. Under Delaware law, our directors have a fiduciary duty to us which is not eliminated by this provision of the certificate and, in appropriate circumstances, equitable remedies such as injunctive or other forms of nonmonetary relief will remain available. In addition, each of our directors will continue to be subject to liability under Delaware law for breach of the director's duty of loyalty to us for acts or omissions which are found by a court of competent jurisdiction to be not in good faith or which involve intentional misconduct, or knowing violations of law, for actions leading to improper personal benefit to the director, and for payment of dividends or approval of stock repurchases or redemptions that are prohibited by Delaware law. This provision also does not affect the directors' responsibilities under any other laws, such as the Federal securities laws or state or Federal environmental laws.

Section 145 of the Delaware General Corporation Law empowers a corporation to indemnify its directors and officers and to purchase insurance with respect to liability arising out of their capacity or status as directors and officers, provided that this provision shall not eliminate or limit the liability of a director for the following:

 . any breach of the director's duty of loyalty to us or our stockholders;

 . acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

 . unlawful payments of dividends or unlawful stock purchases or redemptions;
  or

 . for any transaction from which the director derived an improper personal benefit.

   Delaware law provides further that the indemnification permitted thereunder shall not be deemed exclusive of any other rights to which the directors and officers may be entitled under our bylaws, any agreement, a vote of stockholders or otherwise. The certificate eliminates the personal liability of directors to the fullest extent permitted by Delaware law. In addition, the certificate provides that we may fully indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (whether civil, criminal, administrative or investigative) by reason of the fact that such person is or was one of our directors or officers or is or was serving at our request as a director or officer of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, against expenses (including attorney's fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding.

-------------------------------------------------------------------------------
68

DESCRIPTION OF SECURITIES

-------------------------------------------------------------------------------

We have also entered into agreements to indemnify our directors and executive officers, in addition to the indemnification provided for in our bylaws. We believe that these provisions and agreements are necessary to attract and retain qualified directors and executive officers. Our bylaws also permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions, regardless of whether Delaware law would permit indemnification. We have applied for liability insurance for our officers and directors.

At present, there is no pending litigation or proceeding involving any director, officer, employee or agent as to which indemnification will be required or permitted under our certificate of incorporation or otherwise. We are not aware of any threatened litigation or proceeding that may result in a claim for such indemnification.

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for the common stock is American Stock Transfer and Trust Company.

-------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Shares eligible for future sale

   Prior to this offering, there has been no public offering for our stock. The market price of our common stock could decline as a result of sales of a large number of shares of our common stock in the market after this offering, or the perception that such sales could occur. Such sales also could make it more difficult for us to sell equity securities in the future at a time and price that we deem appropriate. After this offering, we will have outstanding 22,842,133 shares of common stock. Of these shares, the 5,250,000 shares being offered by us and the 57,564 shares being offered by the selling stockholders are freely tradable. This leaves 17,534,569 shares eligible for sale in the public market as follows:

 Number of
 Shares       Date
-------------------------------------------------------------------------------
      49,583  After the date of this prospectus

     116,701 At various times after 90 days from the date of this prospectus under Rules 701 and 144

  17,368,285  At various times after 180 days from the date of this prospectus, subject, in some cases, to volume limitations under Rule 144

   Our directors and officers and some of our stockholders who hold 15,110,424 shares in the aggregate, together with the holders of options to purchase 272,108 shares of common stock and the holders of warrants to purchase 106,503 shares of common stock, have entered into lock-up agreements under which they have agreed that they will not sell, directly or indirectly, any shares of common stock without the prior written consent of Warburg Dillon Read LLC for a period of 180 days from the date of this prospectus.

   In general, under Rule 144 of the Securities Act of 1933, as currently in effect, a person or persons whose shares are required to be aggregated, including an affiliate, who has beneficially owned shares for at least one year is entitled to sell, within any three-month period after the date of this prospectus, a number of shares that does not exceed the greater of 1% of the then outstanding shares of common stock--approximately 225,000 shares immediately after this offering--or the average weekly trading volume in our common stock during the four calendar weeks preceding the date on which notice of such sale is filed, subject to certain restrictions. In addition, a person who is not deemed to have been an affiliate of ours at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least two years would be entitled to sell such shares under Rule 144(k) without regard to the requirements described above. To the extent that shares were acquired from one of our affiliates, such person's holding period for the purpose of effecting a sale under Rule 144 commences on the date of transfer from the affiliate.

   Following 90 days after the date of this prospectus, shares issued upon exercise of options that we granted prior to the date of this offering will also be available for sale in the public market pursuant to Rule 701 under the Securities Act of 1933. Rule 701 permits resales of such shares in reliance upon Rule 144 under the Securities Act of 1933 but without compliance with the restrictions, including the holding-period requirement, imposed under Rule 144. As of December 27, 1999, options to purchase a total of 1,287,049 shares of common stock were outstanding, all of which were currently exercisable, but some of which are subject to repurchase by us. Of these 1,287,049 shares, 484,457 shares may be eligible for sale in the public market at various times after 90 days from the date of this prospectus.


--------------------------------------------------------------------------------
70

SHARES ELIGIBLE FOR FUTURE SALE

-------------------------------------------------------------------------------
We have filed a registration statement to register for resale the 2,385,819 shares of common stock reserved for issuance under our stock option plans.
This registration statement became effective immediately upon filing. Shares issued upon the exercise of stock options granted under our stock option plans will be eligible for resale in the public market from time to time subject to vesting and, in the case of certain options, the expiration of the lock-up agreements referred to above.

Stockholders holding approximately 14,842,757 shares of common stock have the right, subject to various conditions and limitations, to include their shares in registration statements relating to our securities. By exercising their registration rights and causing a large number of shares to be registered and sold in the public market, these holders may cause the price of the common stock to fall. In addition, any demand to include such shares in our registration statements could have a material adverse effect on our ability to raise needed capital. Please see "Management--Benefit plans," "Principal stockholders," "Description of securities--Registration rights," "Shares eligible for future sale" and "Underwriting."

-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
Plan of distribution

   The selling stockholders may sell the shares from time to time. The selling stockholders will act independently of us in making decisions regarding the timing, manner and size of each sale. The sales may be made on one or more exchanges or in the over-the-counter market or otherwise, at prices and at terms then prevailing or at prices related to the then current market price, or in negotiated transactions. The selling stockholders may effect such transactions by selling the shares to or through broker-dealers. The shares may be sold by one or more of, or a combination of, the following:

  . a block trade in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction,

  . purchases by a broker-dealer as principal and resale by such broker-dealer for its account under this prospectus,

  . an exchange distribution in accordance with the rules of such exchange,

  . ordinary brokerage transactions and transactions in which the broker solicits purchasers, and

  . in privately negotiated transactions.

   To the extent required, this prospectus may be amended or supplemented from time to time to describe a specific plan of distribution. In effecting sales, broker-dealers engaged by the selling stockholders may arrange for other broker-dealers to participate in the resales.

   The selling stockholders may enter into hedging transactions with broker-dealers in connection with distributions of the shares or otherwise. In these transactions, broker-dealers may engage in short sales of the shares in the course of hedging the positions they assume with selling stockholders. The selling stockholders also may sell shares short and redeliver the shares to close out such short positions. The selling stockholders may enter into option or other transactions with broker-dealers which require the delivery to the broker-dealer of the shares. The broker-dealer may then resell or otherwise transfer such shares under this prospectus. The selling stockholders also may loan or pledge the shares to a broker-dealer. The broker-dealer may sell the shares so loaned, or upon a default the broker-dealer may sell the pledged shares under this prospectus.

   Broker-dealers or agents may receive compensation in the form of commissions, discounts or concessions from selling stockholders. Broker-dealers or agents may also receive compensation from the purchasers of the shares for whom they act as agents or to whom they sell as principals, or both. Compensation as to a particular broker-dealer might be in excess of customary commissions and will be in amounts to be negotiated in connection with the sale. Broker-dealers or agents and any other participating broker-dealers or the selling stockholders may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act of 1933, the Securities Act, in connection with sales of the shares. Accordingly, any such commission, discount or concession received by them and any profit on the resale of the shares purchased by them may be deemed to be underwriting discounts or commissions under the Securities Act. Because selling stockholders may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act, the selling stockholders will be subject to the prospectus delivery requirements of the Securities Act. In addition, any securities covered by this prospectus which qualify for sale to comply with Rule 144 promulgated under the Securities Act may be sold under Rule 144 rather than under this prospectus. The selling stockholders have advised us that they have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their securities. There is no underwriter or coordinating broker acting in connection with the proposed sale of shares by the selling stockholders.

-------------------------------------------------------------------------------
72

PLAN OF DISTRIBUTION

-------------------------------------------------------------------------------

The shares will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states the shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the shares may not simultaneously engage in market making activities with respect to our common stock for a period of two business days prior to the commencement of such distribution. In addition, each selling stockholder will be subject to applicable provisions of the Exchange Act and the associated rules and regulations under the Exchange Act, including Regulation M, which provisions may limit the timing of purchases and sales of shares of our common stock by the selling stockholders. We will make copies of this prospectus available to the selling stockholders and have informed them of the need to deliver copies of this prospectus to purchasers at or prior to the time of any sale of the shares.

We will file a supplement to this prospectus, if required, to comply with Rule 424(b) under the Securities Act upon being notified by a selling stockholder that any material arrangements have been entered into with a broker-dealer for the sale of shares through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, such supplement will disclose:

 . the name of each such selling stockholder and of the participating broker-dealer(s),

 . the number of shares involved,

 . the price at which such shares were sold,

 . the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable,

 . that such broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus, and

 . other facts material to the transaction.

In addition, upon being notified by a selling stockholder that a donee or pledgee intends to sell more than 500 shares, we will file a supplement to this prospectus.

We will bear all costs, expenses and fees in connection with the registration of the shares. The selling stockholders will bear all commissions and discounts, if any, attributable to the sales of the shares. The selling stockholders may agree to indemnify any broker-dealer or agent that participates in transactions involving sales of the shares against certain liabilities, including liabilities arising under the Securities Act.

-------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Legal matters

   The validity of the shares of common stock offered hereby will be passed upon for us by Brobeck, Phleger & Harrison LLP, San Diego, California and for the underwriters by Shearman & Sterling, Menlo Park, California.

Experts

   Ernst & Young LLP, independent auditors, have audited our consolidated financial statements at December 31, 1997 and 1998 and September 30, 1999 and for each of the three years in the period ended December 31, 1998 and the nine months ended September 30, 1999, and the period from February 14, 1994 (inception) to September 30, 1999, as set forth in their report. We have included our financial statements in this prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

Where you can find more information

   We have filed with the SEC a registration statement on Form S-1, including the exhibits, schedules and amendments to the registration statement, under the Securities Act of 1933 with respect to the shares of common stock to be sold in this offering. This prospectus does not contain all the information set forth in the registration statement. For further information with respect to Sequenom and the shares of common stock to be sold in this offering, please refer to the registration statement. Statements contained in this prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete, and in each instance reference is made to the copy of such contract, agreement or other document filed as an exhibit to the registration statement, each such statement being qualified in all respects by such reference.

   You may read and copy all or any portion of the registration statement or any other information we file at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. You can request copies of these documents, upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference room. Our SEC filings, including the registration statement, are also available to you on the SEC's Web site (http://www.sec.gov).

   As a result of this offering, we will become subject to the information and reporting requirements of the Securities Exchange Act of 1934, and, in accordance therewith, will file periodic reports, proxy statements and other information with the SEC. Such reports, proxy and information statements and other information may also be inspected at the offices of Nasdaq Operations, 1735 K Street, N.W., Washington, D.C. 20006.

   We intend to furnish our stockholders with annual reports containing audited financial statements.

--------------------------------------------------------------------------------
74

SEQUENOM, INC. (A DEVELOPMENT STAGE COMPANY)

--------------------------------------------------------------------------------
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                          PAGE
------------------------------------------------------------------------------
Report of Ernst & Young LLP, independent auditors........................ F-2
Consolidated balance sheets as of December 31, 1997 and 1998 and Septem-
 ber 30, 1999............................................................ F-3
Consolidated statements of operations for the years ended December 31,
 1996, 1997 and 1998, the nine months ended September 30, 1999, the nine months ended September 30, 1998 (unaudited) and the period February 14,
 1994 (inception) to September 30, 1999.................................. F-4
Consolidated statements of stockholders' equity (deficit) for the period
 February 14, 1994 (inception) to September 30, 1999..................... F-5
Consolidated statements of cash flows for the years ended December 31,
 1996, 1997 and 1998, the nine months ended September 30, 1999, the nine months ended September 30, 1998 (unaudited) and the period February 14,
 1994 (inception) to September 30, 1999.................................. F-7
Notes to consolidated financial statements............................... F-8

--------------------------------------------------------------------------------

-------------------------------------------------------------------------------
REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

The Board of Directors
Sequenom, Inc.

We have audited the accompanying consolidated balance sheets of Sequenom, Inc. (a development stage company) as of December 31, 1997 and 1998 and September 30, 1999 and the related consolidated statements of operations, stockholders' equity (deficit), and cash flows for each of the three years in the period ended December 31, 1998, the nine month period ended September 30, 1999 and the period from February 14, 1994 (inception) to September 30, 1999. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Sequenom, Inc. (a development stage company) at December 31, 1997 and 1998 and September 30, 1999, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1998, the nine month period ended September 30, 1999 and the period from February 14, 1994 (inception) to September 30, 1999, in conformity with generally accepted accounting principles.

                                          /s/ ERNST & YOUNG LLP
                                          ERNST & YOUNG LLP

San Diego, California
January 31, 2000

-------------------------------------------------------------------------------

SEQUENOM, INC. (A DEVELOPMENT STAGE COMPANY)

--------------------------------------------------------------------------------
CONSOLIDATED BALANCE SHEETS

                                                                                                PRO FORMA
                                                                                              BALANCE SHEET
                                                                                              INFORMATION AT
                                                          DECEMBER 31,         SEPTEMBER 30,  SEPTEMBER 30,
                                                       1997          1998          1999            1999
------------------------------------------------------------------------------------------------------------
ASSETS                                                                                           (Unaudited)
Current assets:
 Cash and cash equivalents.........................    $832,782    $8,559,612    $3,046,600
 Short-term investments, available-for-sale........          --    19,937,876    25,022,660
 Grant receivable..................................     181,350            --            --
 Inventories.......................................          --            --       242,829
 Other current assets and prepaid expenses.........     108,442       251,596       434,057
                                                    -----------  ------------  ------------
Total current assets...............................   1,122,574    28,749,084    28,746,146
 Equipment and leasehold improvements, net.........   1,002,197     3,941,888     5,810,844
 Other assets......................................     147,802        86,312        74,636
                                                    -----------  ------------  ------------
Total assets.......................................  $2,272,573   $32,777,284   $34,631,626
                                                    ===========  ============  ============
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
 Accounts payable and accrued expenses.............  $1,121,971    $2,385,254    $3,534,003
 Unearned revenue..................................     126,000            --            --
 Current portion of capital lease obligations......          --       349,489       441,446
                                                    -----------  ------------  ------------
Total current liabilities..........................   1,247,971     2,734,743     3,975,449
Capital lease obligations, less current portion....          --       730,064     1,312,713
Long-term debt.....................................   3,348,000     5,964,000     5,446,000     $3,267,600
Accrued long-term interest payable on long-term
 debt..............................................     424,000       713,500       930,625

Commitments

Stockholders' equity:
 Convertible preferred stock, par value $0.001;
  Authorized shares--14,842,757 at September 30,
   1999; 5,000,000 pro forma
  Issued and outstanding shares--5,621,742 and
   12,973,694 at December 31, 1997 and 1998 and
   14,842,757 at September 30, 1999; no shares
   pro forma
  Aggregate liquidation preference--$8,609,994 and
   $44,645,038 at December 31, 1997 and
   1998 and $56,793,947 at September 30, 1999......       5,622        12,974        14,843            $--
 Common stock, par value $0.001;
  Authorized shares--19,500,000 at September 30,
   1999; 75,000,000 pro forma
  Issued and outstanding shares--292,260 and
   331,010 at December 31, 1997 and 1998 and
   873,369 at September 30, 1999; 16,053,234 shares
   pro forma.......................................         292           331           873         16,053
 Additional paid-in capital........................   8,569,705    46,798,743    62,533,274     66,375,651
 Notes receivable for stock........................          --            --      (511,281)      (511,281)
 Deferred compensation related to stock options....          --    (2,420,150)   (2,167,162)    (2,167,162)
 Accumulated other comprehensive income (loss).....     140,683       (22,649)      216,602        256,888
 Deficit accumulated during the development stage.. (11,463,700)  (21,734,272)  (37,120,310)   (41,029,567)
                                                    -----------  ------------  ------------    -----------
Total stockholders' equity.........................  (2,747,398)   22,634,977    22,966,839    $38,977,763
                                                    -----------  ------------  ------------    -----------
Total liabilities and stockholders' equity.........  $2,272,573   $32,777,284   $34,631,626
                                                    ===========  ============  ============

See accompanying notes.

--------------------------------------------------------------------------------

SEQUENOM, INC. (A DEVELOPMENT STAGE COMPANY)

--------------------------------------------------------------------------------
CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                                               FOR THE PERIOD
                                                                                               FROM FEBRUARY
                                                                                                  14, 1994
                                                                       NINE MONTHS ENDED       (INCEPTION) TO
                                  YEARS ENDED DECEMBER 31,               SEPTEMBER 30,         SEPTEMBER 30,
                               1996         1997          1998         1998          1999           1999
-------------------------------------------------------------------------------------------------------------
                                                                    (Unaudited)
 Research and development
  grants.................      $892,903     $526,573      $351,067     $126,000       $80,653     $1,851,196
 Costs and expenses:
 Research and
  development............     3,136,205    3,531,558     6,187,572    3,550,263     7,137,677     22,189,265
 General and
  administrative.........     1,032,005    1,860,629     4,218,453    2,639,877     5,363,295     13,124,367
 Amortization of deferred
  compensation
  ($3,047,127 and
  $568,023 related to
  general and
  administrative and
  research and
  development,
  respectively)..........            --           --            --           --     3,615,150      3,615,150
                            -----------  -----------  ------------  -----------  ------------   ------------
                              4,168,210    5,392,187    10,406,025    6,190,140    16,116,122     38,928,782
                            -----------  -----------  ------------  -----------  ------------   ------------
 Loss from operations....    (3,275,307)  (4,865,614)  (10,054,958)  (6,064,140)  (16,035,469)   (37,077,586)
 Interest income.........        72,918       56,986       397,361      290,929     1,225,696      1,758,021
 Interest expense........      (274,793)    (308,191)     (612,975)    (229,947)     (576,265)    (1,800,745)
                            -----------  -----------  ------------  -----------  ------------   ------------
 Net loss................   $(3,477,182) $(5,116,819) $(10,270,572) $(6,003,158) $(15,386,038)  $(37,120,310)
                            ===========  ===========  ============  ===========  ============   ============
 Historical net loss per
  share, basic and
  diluted................       $(23.45)     $(22.62)      $(33.33)     $(20.12)      $(39.41)
                            ===========  ===========  ============  ===========  ============
 Weighted average shares
  outstanding, basic and
  diluted................       148,251      226,251       308,121      298,375       390,486
 Pro forma net loss per
  share, basic and
  diluted................                                   $(1.02)                    $(1.03)
                                                      ============               ============
 Pro forma weighted
  average shares
  outstanding, basic and
  diluted................                                9,747,084                 14,714,027

See accompanying notes.

--------------------------------------------------------------------------------

SEQUENOM, INC. (A DEVELOPMENT STAGE COMPANY)

--------------------------------------------------------------------------------

CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY (DEFICIT)

                                                                                 DEFERRED                     DEFICIT
                                                                       NOTES COMPENSATION    ACCUMULATED  ACCUMULATED
                         CONVERTIBLE                   ADDITIONAL RECEIVABLE   RELATED TO          OTHER   DURING THE
                       PREFERRED STOCK   COMMON STOCK     PAID-IN       FROM        STOCK  COMPREHENSIVE  DEVELOPMENT
                          SHARES AMOUNT  SHARES AMOUNT    CAPITAL   OFFICERS      OPTIONS   INCOME (LOSS)       STAGE
----------------------------------------------------------------------------------------------------------------------
 Net loss........             --    $--      --    $--        $--        $--          $--            $--  $(1,149,498)
 Translation
  adjustment.....             --     --      --     --         --         --           --         (1,703)          --
 Comprehensive
  loss...........             --     --      --     --         --         --           --             --           --
 Issuance of
  common stock...             --     --       1     --          1         --           --             --           --
 Issuance of
  Series A
  Convertible Preferred
  Stock, net of
  issuance costs
  of $35,484.....        442,000    442      --     --    185,074         --           --             --           --
 Issuance of
  Series A
  Convertible Preferred
  Stock for
  services.......         38,000     38      --     --     18,962         --           --             --           --
 Issuance of
  Series A
  Convertible Preferred
  Stock for
  assets.........      1,100,000  1,100      --     --    548,900         --           --             --           --
                       --------- ------ ------- ------ ----------        ---      -------       --------  -----------
Balance at
 December 31,
 1994............      1,580,000  1,580       1     --    752,937         --           --         (1,703)  (1,149,498)
 Net loss........             --     --      --     --         --         --           --             --   (1,720,201)
 Translation
  adjustment.....             --     --      --     --         --         --           --         (3,222)          --
 Comprehensive
  loss...........             --     --      --     --         --         --           --             --           --
 Issuance of
  Series B
  Convertible Preferred
  Stock, net of
  issuance costs
  of $32,940.....      2,333,333  2,333      --     --  3,464,727         --           --             --           --
 Issuance of
  common stock...             --     --  26,250     26      1,287         --           --             --           --
 Exercise of
  stock options..             --     -- 122,000    122      5,978         --           --             --           --
                       --------- ------ ------- ------ ----------        ---      -------       --------  -----------
Balance at
 December 31,
 1995............      3,913,333  3,913 148,251    148  4,224,929         --           --         (4,925)  (2,869,699)
 Net loss........             --     --      --     --         --         --           --             --   (3,477,182)
 Translation
  adjustment.....             --     --      --     --         --         --           --        (63,554)          --
 Comprehensive
  loss...........             --     --      --     --         --         --           --             --           --
 Issuance of
  Series B
  Convertible Preferred
  Stock, net of
  issuance costs
  of $10,592.....        643,330    644      --     --    953,647         --           --             --           --
 Issuance of
  warrants.......             --     --      --     --     18,000         --           --             --           --
 Deferred
  compensation...             --     --      --     --     33,000         --      (25,000)            --           --
                       --------- ------ ------- ------ ----------        ---      -------       --------  -----------
Balance at
 December 31,
 1996............      4,556,663  4,557 148,251    148  5,229,576         --      (25,000)       (68,479)  (6,346,881)
 Net loss........             --    $--      --    $--        $--    $--              $--            $--  $(5,116,819)
 Translation ad-
  justment.......             --     --      --     --         --     --               --        209,162           --
 Comprehensive
  loss...........             --     --      --     --         --     --               --             --           --
 Exercise of
  stock options..             --     -- 144,009    144     35,856     --               --             --           --
                               TOTAL
                       STOCKHOLDERS'
                               EQUITY
                            (DEFICIT)
----------------------------------------------------------------------------------------------------------------------
 Net loss........       $(1,149,498)
 Translation
  adjustment.....            (1,703)
                       -------------
 Comprehensive
  loss...........        (1,151,201)
 Issuance of
  common stock...                 1
 Issuance of
  Series A
  Convertible Preferred
  Stock, net of
  issuance costs
  of $35,484.....           185,516
 Issuance of
  Series A
  Convertible Preferred
  Stock for
  services.......            19,000
 Issuance of
  Series A
  Convertible Preferred
  Stock for
  assets.........           550,000
                       -------------
Balance at
 December 31,
 1994............          (396,684)
 Net loss........        (1,720,201)
 Translation
  adjustment.....            (3,222)
                       -------------
 Comprehensive
  loss...........        (1,723,423)
 Issuance of
  Series B
  Convertible Preferred
  Stock, net of
  issuance costs
  of $32,940.....         3,467,060
 Issuance of
  common stock...             1,313
 Exercise of
  stock options..             6,100
                       -------------
Balance at
 December 31,
 1995............         1,354,366
 Net loss........        (3,477,182)
 Translation
  adjustment.....           (63,554)
                       -------------
 Comprehensive
  loss...........        (3,540,736)
 Issuance of
  Series B
  Convertible Preferred
  Stock, net of
  issuance costs
  of $10,592.....           954,291
 Issuance of
  warrants.......            18,000
 Deferred
  compensation...             8,000
                       -------------
Balance at
 December 31,
 1996............        (1,206,079)
 Net loss........       $(5,116,819)
 Translation ad-
  justment.......           209,162
                       -------------
 Comprehensive
  loss...........        (4,907,657)
 Exercise of
  stock options..            36,000

--------------------------------------------------------------------------------

SEQUENOM, INC. (A DEVELOPMENT STAGE COMPANY)

--------------------------------------------------------------------------------

CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY (DEFICIT) (CONTINUED)

                                                                                DEFERRED                      DEFICIT
                                                                     NOTES  COMPENSATION    ACCUMULATED   ACCUMULATED
                     CONVERTIBLE                     ADDITIONAL RECEIVABLE    RELATED TO          OTHER    DURING THE
                   PREFERRED STOCK    COMMON STOCK      PAID-IN       FROM         STOCK  COMPREHENSIVE   DEVELOPMENT
                     SHARES   AMOUNT  SHARES AMOUNT     CAPITAL   OFFICERS       OPTIONS  INCOME (LOSS)         STAGE
----------------------------------------------------------------------------------------------------------------------
 Issuance of
  Series C
  Convertible
  Preferred
  Stock, net of
  issuance costs
  of $49,661.....  1,065,079   1,065      --     --   3,304,273        --             --             --            --
 Amortization of
  deferred
  compensation...         --      --      --     --          --        --         25,000             --            --
                  ---------- ------- -------   ---- ----------- ---------    -----------       --------  ------------
Balance at
 December 31,
 1997............  5,621,742   5,622 292,260    292   8,569,705        --             --        140,683   (11,463,700)
 Net loss........         --      --      --     --          --        --             --             --   (10,270,572)
 Unrealized gain
  on available-
  for-sale
  securities.....         --      --      --     --          --        --             --         23,326            --
 Translation
  adjustment.....         --      --      --     --          --        --             --       (186,658)           --
 Comprehensive
  loss...........         --      --      --     --          --        --             --             --            --
 Exercise of
  stock options..         --      --  38,750     39       7,086        --             --             --            --
 Issuance of
  Series C
  Convertible
  Preferred
  Stock, net of
  issuance costs
  of $47,370.....  3,508,252   3,508      --     --  11,000,115        --             --             --            --
 Issuance of
  Series D
  Convertible
  Preferred
  Stock, net of
  Issuance costs
  of $188,519....  3,843,700   3,844      --     --  24,791,687        --             --             --            --
 Deferred
  compensation...         --      --      --     --   2,420,150        --     (2,420,150)            --            --
                  ---------- ------- -------   ---- ----------- ---------    -----------       --------  ------------
Balance at
 December 31,
 1998............ 12,973,694  12,974 331,010    331  46,798,743               (2,420,150)       (22,649)  (21,734,272)
 Net loss........         --      --      --     --          --        --             --             --   (15,386,038)
 Unrealized loss
  available-for-
  sale
  securities.....         --      --      --     --          --        --             --        (48,083)           --
 Translation
  adjustment.....         --      --      --     --          --        --             --        287,334            --
 Comprehensive
  loss...........         --      --      --     --          --        --             --             --            --
 Exercise of
  stock options..         --      -- 542,359    542     495,008  (511,281)            --             --            --
 Issuance of
  stock options
  to
  consultants....         --      --      --     --     102,527        --             --             --            --
 Issuance of
  Series D
  Convertible
  Preferred
  stock, net of
  issuance costs
  of $372,206....  1,869,063   1,869      --     --  11,774,834        --             --             --            --
 Deferred
  compensation...         --      --      --     --   3,362,162        --     (3,362,162)            --            --
 Amortization of
  deferred
  compensation...         --      --      --     --          --        --      3,615,150             --            --
                  ---------- ------- -------   ---- ----------- ---------    -----------       --------  ------------
Balance at
 September 30,
 1999............ 14,842,757 $14,843 873,369   $873 $62,533,274 $(511,281)   $(2,167,162)      $216,602  $(37,120,310)
                  ========== ======= =======   ==== =========== =========    ===========       ========  ============
                          TOTAL
                  STOCKHOLDERS'
                         EQUITY
                      (DEFICIT)
----------------------------------------------------------------------------------------------------------------------
 Issuance of
  Series C
  Convertible
  Preferred
  Stock, net of
  issuance costs
  of $49,661.....    3,305,338
 Amortization of
  deferred
  compensation...       25,000
                  -------------
Balance at
 December 31,
 1997............   (2,747,398)
 Net loss........  (10,270,572)
 Unrealized gain
  on available-
  for-sale
  securities.....       23,326
 Translation
  adjustment.....     (186,658)
                  -------------
 Comprehensive
  loss...........  (10,433,904)
 Exercise of
  stock options..        7,125
 Issuance of
  Series C
  Convertible
  Preferred
  Stock, net of
  issuance costs
  of $47,370.....   11,003,623
 Issuance of
  Series D
  Convertible
  Preferred
  Stock, net of
  Issuance costs
  of $188,519....   24,795,531
 Deferred
  compensation...           --
                  -------------
Balance at
 December 31,
 1998............   22,634,977
 Net loss........  (15,386,038)
 Unrealized loss
  available-for-
  sale
  securities.....      (48,083)
 Translation
  adjustment.....      287,334
                  -------------
 Comprehensive
  loss...........  (15,146,787)
 Exercise of
  stock options..      (15,731)
 Issuance of
  stock options
  to
  consultants....      102,527
 Issuance of
  Series D
  Convertible
  Preferred
  stock, net of
  issuance costs
  of $372,206....   11,776,703
 Deferred
  compensation...           --
 Amortization of
  deferred
  compensation...    3,615,150
                  -------------
Balance at
 September 30,
 1999............  $22,966,839
                  =============

--------------------------------------------------------------------------------

SEQUENOM, INC. (A DEVELOPMENT STAGE COMPANY)

--------------------------------------------------------------------------------

CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                                  FOR THE
                                                                                                PERIOD FROM
                                                                                                FEBRUARY 14,
                                                                                                    1994
                                        YEARS ENDED                    NINE MONTHS ENDED       (INCEPTION) TO
                                        DECEMBER 31,                     SEPTEMBER 30,         SEPTEMBER 30,
                               1996         1997          1998         1998          1999           1999
-------------------------------------------------------------------------------------------------------------
                                                                     (Unaudited)
 OPERATING ACTIVITIES
 Net loss................   $(3,477,182) $(5,116,819) $(10,270,572) $(6,003,158) $(15,386,038)  $(37,120,310)
 Adjustments to reconcile
  net loss to net cash
  used in operating
  activities:
 Amortization of deferred
  compensation...........            --           --            --           --     3,615,149      3,615,149
 Warrants issued in
  conjunction with lease
  financing..............        18,000           --            --           --            --         18,000
 Options issued to
  consultants............         8,000       25,000        10,000           --       102,527        145,527
 Stock issued for
  technology and
  services...............            --           --            --           --            --        569,000
 Depreciation and
  amortization...........       314,195      351,173       961,051      797,599     1,285,789      3,060,173
 Changes in operating
  assets and liabilities:
 Inventories.............            --           --            --           --      (243,036)      (243,036)
 Other current assets....      (247,711)      75,364        47,305     (238,993)     (263,499)      (556,508)
 Other assets............        10,213     (107,427)       56,085       59,405         4,829        (16,160)
 Accounts payable and
  accrued expenses.......       256,235      356,155     1,237,892      (29,252)    1,217,450      3,733,659
 Unearned revenue........       251,000     (125,000)     (126,000)    (126,000)           --             --
 Other liabilities.......       149,000      149,500       289,500       74,750       217,125        805,125
                            -----------  -----------  ------------  -----------  ------------   ------------
 Net cash used in
  operating activities...    (2,718,250)  (4,392,054)   (7,794,739)  (5,465,649)   (9,449,704)   (25,989,381)
 INVESTING ACTIVITIES
 Purchase of equipment
  and leasehold
  improvements...........      (429,896)    (490,891)   (3,830,666)  (2,613,514)   (3,275,247)    (8,997,999)
 Purchases of marketable
  securities.............            --           --   (19,914,550)          --   (22,655,545)   (42,570,095)
 Maturities of marketable
  securities.............            --           --            --           --    17,476,703     17,476,703
                            -----------  -----------  ------------  -----------  ------------   ------------
 Net cash used in
  investing activities...      (429,896)    (490,891)  (23,745,216)  (2,613,514)   (8,454,089)   (34,091,391)
 FINANCING ACTIVITIES
 Proceeds from issuance
  of Convertible
  Preferred Stock........       954,291    3,305,338    35,799,154   11,009,967    11,776,703     53,908,061
 Proceeds from long-term
  debt...................     1,706,592    1,165,000     2,276,560    2,233,200            --      6,039,160
 Borrowings under capital
  lease obligations......            --           --     1,306,312    1,074,549       912,149      2,218,461
 Payments on capital
  lease obligations......            --           --      (226,758)    (132,286)     (237,542)      (464,300)
 Proceeds from issuance
  of convertible term
  notes to stockholders..            --           --            --           --            --      1,580,000
 Proceeds from issuance
  of Common Stock........            --       36,000         7,125           36        37,721         88,260
                            -----------  -----------  ------------  -----------  ------------   ------------
 Net cash provided by
  financing activities...     2,660,883    4,506,338    39,162,393   14,185,466    12,489,031     63,369,642
                            -----------  -----------  ------------  -----------  ------------   ------------
 Net increase (decrease)
  in cash and cash
  equivalents............      (424,078)    (376,607)    7,622,438    6,106,303    (5,414,762)     3,288,870
 Effect of exchange rate
  change on cash and cash
  equivalents............      (126,739)    (116,748)      104,392      120,775       (98,250)      (242,270)
 Cash and cash
  equivalents at
  beginning of period....     1,876,954    1,326,137       832,782      832,782     8,559,612             --
                            -----------  -----------  ------------  -----------  ------------   ------------
 Cash and cash
  equivalents at end of
  period.................    $1,326,137     $832,782    $8,559,612   $7,059,860    $3,046,600     $3,046,600
                            ===========  ===========  ============  ===========  ============   ============
 SUPPLEMENTAL SCHEDULE OF
  NONCASH INVESTING AND
  FINANCING ACTIVITIES:
 Conversion of
  convertible term notes
  to Series B Convertible
  Preferred Stock........           $--          $--           $--          $--           $--     $1,580,000
 SUPPLEMENTAL DISCLOSURE
  OF CASH FLOW
  INFORMATION:
 Interest paid...........           $--     $158,691      $323,475     $155,197      $359,140       $841,306


See accompanying notes.

--------------------------------------------------------------------------------

SEQUENOM, INC. (A DEVELOPMENT STAGE COMPANY)

-------------------------------------------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. NATURE OF THE BUSINESS
Sequenom, Inc. (the "Company") was incorporated on February 14, 1994 in the State of Delaware. Since inception, the Company has been primarily involved in the research and development of high definition DNA analysis tools for industrial biomedical and life science applications, and has not yet generated revenues from its planned commercial operations. Accordingly, through the date of these financial statements, the Company is considered to be a development stage company.

Since inception, the Company has incurred significant losses and, as of September 30, 1999, has an accumulated deficit of $37.1 million. Revenues to date have been solely from research grants. The Company began placing MassArray systems at beta sites and pre-launch partners in July 1999. Information received from these sites is being used to optimize product offerings. The Company expects to generate revenue from the commercial launch of its MassArray system in the first quarter of 2000.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF CONSOLIDATION
The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, Sequenom GmbH. All significant intercompany transactions have been eliminated in consolidation.

CASH AND CASH EQUIVALENTS
Cash equivalents consist of highly liquid investments with original maturities when purchased of less than three months.

SHORT-TERM INVESTMENTS AND CONCENTRATION OF CREDIT RISK
In accordance with Statement of Financial Accounting Standards ("SFAS") No. 115, Accounting for Certain Investments in Debt and Equity Securities, the Company's investment securities are classified as available-for-sale and unrealized holding gains or losses are included in comprehensive income (loss.) Realized gains or losses, calculated based on the specific identification method, were not material for the years ended December 31, 1996, 1997 and 1998, or the nine-month period ended September 30, 1999.

At December 31, 1998, short-term investments consisted of the following:

                                               AMORTIZED      MARKET UNREALIZED
                                                    COST       VALUE       GAIN
-------------------------------------------------------------------------------
Obligations of U.S. government agencies..... $ 6,829,729 $ 6,830,085    $   356
Corporate debt securities...................  13,084,821  13,107,791     22,970
                                             ----------- -----------    -------
Total short-term investments................ $19,914,550 $19,937,876    $23,326
                                             =========== ===========    =======

Approximately 75% and 25% of these securities mature within one and two years of December 31, 1998, respectively.


-------------------------------------------------------------------------------

SEQUENOM, INC. (A DEVELOPMENT STAGE COMPANY)

-------------------------------------------------------------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

At September 30, 1999, short-term investments consisted of the following:

                                               AMORTIZED      MARKET UNREALIZED
                                                    COST       VALUE       GAIN
-------------------------------------------------------------------------------
Obligations of U.S. government agencies..... $ 8,484,336 $ 8,459,315    $25,021
Corporate debt securities...................  16,609,057  16,563,345     45,712
                                             ----------- -----------    -------
Total short-term investments................ $25,093,393 $25,022,660    $70,733
                                             =========== ===========    =======

Approximately 76% and 24% of these securities mature within one and two years of September 30, 1999, respectively.

INVENTORIES
Inventories consist principally of raw materials and are stated at the lower of cost or market. Cost is determined by the first-in, first-out (FIFO) method.

EQUIPMENT AND LEASEHOLD IMPROVEMENTS
Equipment is stated at cost and depreciated using the straight-line method over the estimated useful lives of the assets, generally 3 to 5 years, or the lease term, whichever is shorter. Leasehold improvements are amortized using the straight-line method over the estimated useful life of the improvement or the remaining term of the lease, whichever is shorter.

SOFTWARE COSTS
Purchased software is capitalized at cost and amortized over the estimated useful life, generally three years. Software developed for use in the Company's products is expensed as incurred until both (i) technological feasibility for the software has been established, and (ii) all research and development activities for the other components of the system have been completed. The Company believes this will occur after the Company has received evaluations from the beta sites and has concluded any resulting modifications to the products. Expenditures to date have been classified as research and development expense.

IMPAIRMENT OF LONG-LIVED ASSETS
In accordance with SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of, if indicators of impairment exist, the Company assesses the recoverability of the affected long-lived assets by determining whether the carrying value of such assets can be recovered through undiscounted future operating cash flows. If impairment is indicated, the Company measures the amount of such impairment by comparing the carrying value of the asset to the present value of the expected future cash flows associated with the use of the asset. While the Company's current and historical operating and cash flow losses are indicators of impairment, the Company believes the future cash flows to be received from the long-lived assets will exceed the assets' carrying value, and accordingly the Company has not recognized any impairment losses through September 30, 1999.

FAIR VALUE OF FINANCIAL INSTRUMENTS
Financial instruments, including cash and cash equivalents, accounts receivable, accounts payable, and accrued liabilities are carried at cost, which management believes approximates fair value because of the short-term maturity of these instruments.

The long-term debt and related accrued interest is not scheduled to be repaid until 2005 and 2007. However, in connection with this offering, the Company intends to extinguish the aggregate of $5,446,000 in long-term debt and $930,625 in accrued interest through the issuance of 294,992 shares of common stock (with a fair value of $7,669,792 at an initial public offering price of $26.00 per share) and cash of approximately $3,267,000.

-------------------------------------------------------------------------------

SEQUENOM, INC. (A DEVELOPMENT STAGE COMPANY)

-------------------------------------------------------------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


REVENUE RECOGNITION
Grant revenue is recorded as the research expenses relating to the grants are incurred, provided that the amounts received are not refundable if the research is not successful. Amounts received that are refundable if the research is not successful would be recorded as deferred revenue and recognized as revenue upon the grantor's acceptance of the success of the research results.

The Company's product shipments through September 30, 1999 have been under arrangements whereby the customer is performing beta testing on the MassArray product and may elect to purchase the product following the completion of an evaluation period. Revenue under these arrangements will be recognized upon the completion of the evaluation period and upon the customer's definitive acceptance of the product. Certain of these arrangements require the customer to make one or more payments during the testing and evaluation period. Amounts received under these arrangements ($100,000 at September 30, 1999) are recorded as customer advances, which are included in accounts payable and accrued expenses in the accompanying balance sheet.

RESEARCH AND DEVELOPMENT COSTS
Research and development costs are expensed in the period incurred.

INCOME TAXES
In accordance with SFAS No. 109, Accounting for Income Taxes, a deferred tax asset or liability is determined based on the difference between the financial statement and tax basis of assets and liabilities as measured by the enacted tax rates which will be in effect when these differences reverse. The Company provides a valuation allowance against net deferred tax assets unless, based upon the available evidence, it is more likely than not that the deferred tax assets will be realized.

PATENT COSTS
Costs related to filing and pursuing patent applications are expensed as incurred as recoverability of such expenditures is uncertain.

FOREIGN CURRENCY TRANSLATION AND TRANSACTIONS
The financial statements of the Company's German subsidiary are measured using the German Deutsche Mark (DEM) as the functional currency. Assets and liabilities of this subsidiary are translated at the rates of exchange at the balance sheet date. Income and expense items are translated at the average daily rate of exchange during the reporting period. The resulting translation adjustments are included as a separate component of other comprehensive income
(loss). Transactions denominated in currencies other than the local currency are recorded based on exchange rates at the time such transactions arise. Subsequent changes in exchange rates result in transaction gains and losses which are reflected in income as unrealized (based on period-end translations) or realized upon settlement of the transactions.

STOCK-BASED COMPENSATION
As permitted by SFAS No. 123, Accounting for Stock-Based Compensation, the Company has elected to follow Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, ("APB 25") and related Interpretations in accounting for stock-based employee compensation. Under APB 25, if the exercise price of the Company's employee and director stock options equals or exceeds the estimated fair value of the underlying stock on the date of grant, no compensation expense is recognized.

-------------------------------------------------------------------------------

SEQUENOM, INC. (A DEVELOPMENT STAGE COMPANY)

-------------------------------------------------------------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

When the exercise price of the employee or director stock options is less than the fair value of the underlying stock on the grant date, the Company records deferred compensation for the difference and amortizes this amount to expense in accordance with FASB Interpretation No. 28, or FIN 28, over the vesting period of the options. Options or stock awards issued to non-employees are recorded at their fair value as determined in accordance with SFAS No. 123 and recognized over the related service period.

COMPREHENSIVE INCOME (LOSS)
As of January 1, 1998, the Company adopted SFAS No. 130, Reporting Comprehensive Income. SFAS No. 130 requires unrealized gains or losses on the Company's available-for-sale securities and foreign currency translation adjustments, which prior to adoption were reported separately in stockholders' equity, to be included in other comprehensive income (loss).

SEGMENT REPORTING
The Company adopted SFAS No. 131, Disclosures About Segments of an Enterprise and Related Information, during 1998. SFAS No. 131 requires the use of a management approach in identifying segments of an enterprise. Management has determined that the Company operates in one business segment.

INTERIM FINANCIAL DATA
The consolidated statements of operations and cash flows for the nine months ended September 30, 1998 are unaudited. The unaudited consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements and, in the opinion of management, include all adjustments, consisting of only normal recurring adjustments, necessary to state fairly therein, in accordance with generally accepted accounting principles.

NET LOSS PER SHARE
In accordance with SFAS No. 128, Earnings Per Share, and SEC Staff Accounting Bulletin (or SAB) No. 98, basic net income (loss) per share is computed by dividing the net income (loss) for the period by the weighted average number of common shares outstanding during the period. Diluted net income (loss) per share is computed by dividing the net income (loss) for the period by the weighted average number of common and common equivalent shares outstanding during the period. Potentially dilutive securities composed of incremental common shares issuable upon the exercise of stock options and warrants, and common shares issuable on conversion of preferred stock, were excluded from historical diluted loss per share because of their anti-dilutive effect.

Under the provisions of SAB No. 98, common shares issued for nominal consideration, if any, would be included in the per share calculations as if they were outstanding for all periods presented. No common shares have been issued for nominal consideration.

Pro forma net loss per share has been computed as described above and also gives effect to common equivalent shares arising from preferred stock and long-term debt that will automatically convert upon the closing of the initial public offering contemplated by this prospectus (using the as-if converted method from the original date of issuance) and reflects the elimination of interest expense on the debt to be converted.

UNAUDITED PRO FORMA BALANCE SHEET INFORMATION
The unaudited pro forma balance sheet information at September 30, 1999 reflects the conversion of the convertible preferred stock and convertible long-term debt into 14,842,757 and 272,108 shares of

-------------------------------------------------------------------------------

SEQUENOM, INC. (A DEVELOPMENT STAGE COMPANY)

-------------------------------------------------------------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

common stock, respectively, including the related recognition of
(i) $4,789,098 of interest expense for the beneficial conversion of the debt, and (ii) the recognition of $147,600 of related foreign translation gains on such debt from October 1, 1999 through December 27, 1999. The pro forma balance sheet information does not reflect (i) the issuance of 1,523,451 shares of common stock from October 1, 1999 through December 27, 1999 pursuant to the exercise of stock options, and the related issuance of loans to certain executives of $1,545,185, resulting in a net decrease in cash of $66,993, or
(ii) $2,212,650 of additional deferred compensation recorded from October 1, 1999 through December 27, 1999.

USE OF ESTIMATES
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

RECLASSIFICATIONS
Certain amounts in the prior year financial statements have been reclassified to conform to current year presentation.

NEW ACCOUNTING PRONOUNCEMENTS
The Company expects to adopt SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, effective January 1, 2001. SFAS No. 133 will require the Company to recognize all derivatives on the balance sheet at fair value. The Company does not anticipate that the adoption of the SFAS
No. 133 will have a significant effect on its results of operations or financial position.

3. EQUIPMENT AND LEASEHOLD IMPROVEMENTS

Equipment and leasehold improvements and related accumulated depreciation and amortization are as follows:

                                       DECEMBER 31, DECEMBER 31, SEPTEMBER 30,
                                               1997         1998          1999
------------------------------------------------------------------------------
Laboratory equipment..................  $1,248,735   $3,982,149   $4,906,210
Leasehold improvements................     119,061    1,044,891    1,392,927
Office furniture and equipment........     238,418      417,990    1,875,083
                                        ----------   ----------   ----------
                                         1,606,214    5,445,030    8,174,220
Less accumulated depreciation and
 amortization.........................     604,017    1,503,142    2,363,376
                                        ----------   ----------   ----------
                                        $1,002,197   $3,941,888   $5,810,844
                                        ==========   ==========   ==========

Total depreciation and amortization expense amounted to $314,195, $351,173 and $961,051 for the years ended December 31, 1996, 1997 and 1998, respectively, and $1,285,789 for the nine month period ended September 30, 1999. Depreciation expense for the period from inception (February 14, 1994) through September 30, 1999 was $3,060,173.

4. LONG-TERM DEBT
In 1995, the Company entered into agreements with Technologie Beteiligungs Gesellschaft ("TBG") for two unsecured loans, one for DEM1 million (approximately $700,000) and the other for DEM3 million

-------------------------------------------------------------------------------

SEQUENOM, INC. (A DEVELOPMENT STAGE COMPANY)

-------------------------------------------------------------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(approximately $2.0 million). In 1997, the Company's subsidiary entered into another agreement with the same German bank for an additional unsecured loan of DEM2 million (approximately $1.2 million).

Interest is payable semi-annually on the loans. The 1995 loans began accruing interest at 6% per annum commencing March 31, 1997 and payments commenced in June 1997. The effective nominal interest rate over the life of the 1995 loans is 4.8%. The 1997 loan bears interest at 7% and payments commenced in 1998. The subsidiary is also required to pay additional interest equal to 9% of the subsidiary's annual profits, to the extent that such profits exceed DEM100,000 per year (the subsidiary has not earned any such profits through September 30, 1999). The combined annual interest rate (nominal interest and additional interest) may not exceed 7% per year through December 31, 2000. Commencing January 1, 2001 and January 1, 2003, any amounts still outstanding will accrue additional interest at 6% and 7% per annum for the 1995 loans and 1997 loan, respectively.

In addition, at the end of the loan term (earlier of repayment or December 31, 2005 and December 31, 2007 for the 1995 loans and 1997 loan, respectively), the subsidiary is obligated to pay terminal interest equal to 25%, 30% and 35% of the amounts loaned under the DEM1 million, DEM3 million and DEM2 million agreements, respectively, estimated to be approximately $1.2 million at the end of the loan term. The Company has accrued interest in the amount of $930,625 relating to the terminal interest representing approximately 75% of the terminal interest to be paid at the end of the loan term. The Company's accrual has been recorded on a straight-line basis, based upon the assumption that the entire success fee would be paid in 2000, when the Company has been expecting it would be able to repay the debt. The bank may elect to forego collection of such amounts in certain situations. In December 1999, TBG agreed to accept shares of the Company's common stock with an aggregate value of $595,000, contingent upon completion of this offering, in full satisfaction of the Company's obligation for interest payable to TBG. Assuming completion of the initial public offering, the Company's ultimate interest cost will be $595,000. The difference between the ultimate interest cost and accrued interest liability will be recorded as a reduction of interest expense upon completion of the offering.

Under certain conditions, the Company may exercise a put option to sell its shares of capital stock in the subsidiary to TBG for an amount equal to 50% of the Company's equity contribution to the subsidiary pursuant to the DEM3 million loan. Through December 31, 1998, the Company had made capital contributions to the subsidiary under the DEM3 million loan agreement of DEM3 million; therefore, the potential amount recoverable under this put option was approximately DEM1.5 million at December 31, 1998. If the Company exercises such put option, then the Series B Preferred Stockholders have a right to demand redemption of their Series B Preferred Stock in the amount of $1.50 per share. At the present time, the Company has no intention of exercising the put option.

In January 1998, the Company entered into an agreement with TBG for debt of DEM4 million (approximately $2.3 million) which is convertible into Common Stock. Interest is payable at 6% of the subsidiary's annual profits. However, the combined annual interest rate on all loans granted by TBG may not exceed 9% of the subsidiary's annual profits or 7% of the principal outstanding. The Company may call for conversion in the event of a triggering event, as defined in the agreement (generally a change in control or an initial public offering). TBG may call for conversion at any time. The conversion ratio is calculated as the arithmetic mean between $3.15 per share and a current valuation of the Common Stock at the time of conversion, not to exceed $8.40 per share. The loan must be repaid by December 31, 2007, if not previously converted. The Company intends to call for conversion of the loan upon completion of this offering, and the conversion ratio is likely to be $8.40 per share, resulting in the issuance of approximately 272,108 shares of Common Stock. Upon conversion, the Company will record additional

-------------------------------------------------------------------------------

SEQUENOM, INC. (A DEVELOPMENT STAGE COMPANY)

-------------------------------------------------------------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

interest expense equal to the difference between the offering price and $8.40 per share. Assuming an initial public offering price of $26.00 per share, the amount of such charge would be approximately $4,789,098.

In 1999, the Company established a $5 million revolving line of credit with a bank. The Company may borrow under this agreement through June 2000. Payments of principal and interest would be made over a 48 month period, commencing October 31, 2001. Payments prior to that date would consist of interest only. Borrowings bear interest at LIBOR plus 1.75%. Any amounts borrowed will be secured by short-term investments maintained at the bank. No borrowings had been made under this agreement as of September 30, 1999.

5. STOCKHOLDERS' EQUITY

CONVERTIBLE PREFERRED STOCK
At September 30, 1999, convertible Preferred Stock outstanding is as follows:

                                                PRICE PER  NUMBER OF LIQUIDATION
DATE ISSUED                              SERIES     SHARE     SHARES       VALUE
--------------------------------------------------------------------------------
March-August 1995.......................    A     $0.50    1,580,000    $790,000
December 1995...........................    B     $1.50    2,333,333   3,500,000
February-March 1996.....................    B     $1.50      643,330     964,995
May 1997................................    C     $3.15    1,065,079   3,354,999
January 1998............................    C     $3.15    3,508,252  11,050,994
December 1998...........................    D     $6.50    3,843,700  24,984,050
February-March 1999.....................    D     $6.50    1,869,063  12,148,909
                                                          ---------- -----------
                                                          14,842,757 $56,793,947
                                                          ========== ===========

Each share of Preferred Stock is convertible into one share of Common Stock at the option of the holder. In addition, each share of Preferred Stock will automatically convert to Common Stock upon the closing of the initial public offering contemplated by this prospectus. A particular series of Preferred Stock may be converted upon at least a two-thirds vote of the related holders of such series of Preferred Stock.

No dividends shall be declared or paid to the holders of Series A Preferred Stock or Common Stock unless the holders of Series B, Series C and Series D Preferred Stock have been paid in full for all of the dividends to which they are entitled. No dividends can be declared or paid to the holders of Series A Preferred Stock or Common Stock at a rate greater than the rate paid to the holders of Series B and Series C Preferred Stock.

The Series D Preferred Stock has preference as to the assets of the Company upon liquidation over all other classes of capital stock. In liquidation, the holders of Series A, Series B, Series C, and Series D Preferred Stock are entitled to the greater of (i) $0.50, $1.50, $3.15 or $6.50 per share of Series A, Series B, Series C, or Series D Preferred Stock, respectively (subject to certain adjustments), plus declared but unpaid dividends, or (ii) the amount per share of the Series D Preferred Stock as would have been payable had all shares been converted to Common Stock immediately prior to a liquidation event, plus declared but unpaid dividends. If the assets of the Company are insufficient to permit payment in full, the entire assets of the Company available for distribution will be distributed ratably first among the holders of the Series D Preferred Stock and then the Series C, Series B, Series A and Common Stock, respectively.

-------------------------------------------------------------------------------

SEQUENOM, INC. (A DEVELOPMENT STAGE COMPANY)

-------------------------------------------------------------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


The holders of Series B Preferred Stock have redemption rights under certain limited conditions as discussed in Note 4.

In February 1998, a German bank purchased 2,700 shares or approximately 5% of Sequenom GmbH common stock for DM3 million (approximately $1.7 million). The German bank's ownership interest in the subsidiary was convertible, at the option of the Company, into Series C Preferred Stock. Later in 1998, the Company effected the conversion of the minority interest into 540,000 shares of Series C Preferred Stock at $3.15 per share. Due to the Company's ability and intention to convert the minority interest, which existed from the date of the original transaction, the Company accounted for the transaction as a sale of Series C Preferred Stock and has not reflected any minority interest in its losses during the time the German bank held the 5% minority interest.

WARRANTS
In 1994, the Company entered into a $1 million equipment lease. Under the terms of this agreement, the Company issued warrants to purchase 70,000 shares of Series A Preferred Stock at an exercise price of $0.50 per share. In connection with those warrants, the Company recorded $18,000 of additional interest expense.

In connection with the Series C Preferred Stock issued in May 1997, the Company issued warrants to purchase 106,503 shares of Series C Preferred Stock at an exercise price of $3.15 per share.

NOTES RECEIVABLE
In 1999, the Board of Directors authorized the issuance of approximately $3.0 million in loans to executive officers, related to the exercise of their stock options. The notes are full recourse and are also secured by the underlying stock. The notes bear interest at the applicable federal rate in existence when the notes were made (approximately 6%). The principal amount of the notes and the related interest are required to be repaid on the earlier of two years from the origination date of the loans or in the event of a secondary public offering, if the executive officers making the note are allowed to sell their stock. An aggregate of $511,281 of such loans were issued as of September 30, 1999. An additional $1,545,185 of such loans were issued from October 1, 1999 through December 27, 1999 in connection with the exercise of options to purchase 1,523,451 shares of common stock, which options had been outstanding as of September 30, 1999. The remainder of the loans are expected to be issued through early 2000.

STOCK COMPENSATION PLANS
In December 1998, the Company adopted the 1998 Stock Option/Stock Issuance Plan ("1998 Plan"). The Plan provides for the grant to directors, employees and consultants of options to purchase Common Stock. The Plan also provides for the issuance of shares of Common Stock, subject to the Company's right to repurchase the shares at the original purchase price in the event the employee terminates prior to vesting. Prior to the 1998 Plan, the Company granted options under the 1994 Stock Plan ("1994 Plan"). All options previously granted under the 1994 Plan were transferred to the 1998 Plan in 1999. The number of shares of Common Stock issuable under the plans was 1,700,000 and 2,700,000 in 1997 and 1998, respectively. At September 30, 1999 the number of shares issuable under the 1998 Plan was 3,400,000. In October 1999 the number of shares issuable under the 1998 plan was increased to 3,900,000. Options granted under the 1998 Plan generally vest over a four-year period.

In November 1999, the Company adopted the Stock Incentive Plan ("the 1999 Plan"). The 1999 Plan provides for the grant of 4,750,000 shares of common stock, which consists of the number of shares

-------------------------------------------------------------------------------

SEQUENOM, INC. (A DEVELOPMENT STAGE COMPANY)

-------------------------------------------------------------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED) estimated to carryover from the 1998 Plan, plus an increase of approximately 850,000 shares. Beginning in 2001, the amount of authorized shares available under the 1999 Plan will automatically increase each January 1st by an amount equal to 4% of the outstanding common stock on the prior December 31st, subject to an annual increase limitation of 2,000,000 shares. Officers, employees, board members and consultants are eligible to participate in the 1999 Plan. To date, no options have been granted under the 1999 Plan.

In November 1999, the Company adopted the 1999 Employee Stock Purchase Plan ("1999 ESPP"). The Company has reserved 250,000 shares of common stock for issuance under the 1999 ESPP. Beginning in 2001, the amount of authorized shares available under the 1999 ESPP will automatically increase each January 1st by an amount equal to 1% of the outstanding common stock on the prior December 31st, subject to an annual increase limitation of 500,000. The 1999 ESPP will have a series of concurrent offering periods, each with a maximum duration of 24 months, however, no employee may participate in more than one offering period at a time.

The stock option activity is summarized as follows:

                                                                        WEIGHTED
                                                                         AVERAGE
                                                             NUMBER OF  EXERCISE
                                                                SHARES     PRICE
--------------------------------------------------------------------------------
Balance at December 31, 1996................................   683,000   $0.18
 Granted....................................................   731,000   $0.25
 Cancelled..................................................   (50,000)  $0.25
 Exercised..................................................  (144,000)  $0.25
                                                             ---------
Balance at December 31, 1997................................ 1,220,000   $0.21
 Granted.................................................... 1,268,500   $0.71
 Cancelled..................................................   (71,250)  $0.28
 Exercised..................................................   (38,750)  $0.18
                                                             ---------   -----
Balance at December 31, 1998................................ 2,378,500   $0.47
 Granted....................................................   685,250   $3.00
 Cancelled..................................................   (52,500)  $0.60
 Exercised..................................................  (536,000)  $0.89
                                                             ---------
Balance at September 30, 1999............................... 2,475,250   $1.09
                                                             =========

At September 30, 1999, 84,000 shares were available for future option grants and 2,559,250 shares of Common Stock were reserved for issuance of all options. The weighted average grant-date fair value of options granted in 1996, 1997 and 1998 and for the nine month period ended September 30, 1999 was $0.06, $0.07, $0.17 and $2.86, respectively.

The following table summarizes information about options outstanding at September 30, 1999:

                         OPTIONS OUTSTANDING                OPTIONS EXERCISABLE
                                 WEIGHTED
    RANGE OF                      AVERAGE       WEIGHTED      NUMBER       WEIGHTED
    EXERCISE      NUMBER        REMAINING        AVERAGE EXERCISABLE        AVERAGE
       PRICE OUTSTANDING CONTRACTUAL LIFE EXERCISE PRICE  AND VESTED EXERCISE PRICE
-----------------------------------------------------------------------------------
 $0.05-$0.25     977,000              7.4          $0.22     951,451          $0.18
 $0.50-$1.10     913,000              9.0          $0.79     371,884          $0.67
 $3.00-$3.30     585,250              8.9          $3.00      49,625          $3.00
               ---------                                  ---------
 $0.05-$3.30   2,475,250              8.3          $1.09   1,372,960          $0.42
               =========                                  =========


-------------------------------------------------------------------------------

SEQUENOM, INC. (A DEVELOPMENT STAGE COMPANY)

-------------------------------------------------------------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
Had compensation cost for these option grants been determined consistent with the fair value method prescribed in SFAS No. 123, the Company's net loss would have been changed to the following pro forma amounts:

                                                                  NINE MONTHS
                                                                     ENDED
                               YEARS ENDED DECEMBER 31,          SEPTEMBER 30,
                            1996         1997          1998          1999
------------------------------------------------------------------------------
Pro forma net loss...... $(3,479,642) $(5,122,653) $(10,325,893) $(15,812,155)
Net loss as reported.... $(3,477,182) $(5,116,819) $(10,270,572) $(15,386,038)
Pro forma net loss per
 share, basic and
 diluted................ $    (23.51) $    (22.64) $     (33.51) $     (40.50)
Net loss per share,
 basic and diluted, as
 reported............... $    (23.45) $    (22.62) $     (33.33) $     (39.41)

The fair value of these options was estimated at the date of grant using the minimum value pricing model with the following weighted average assumptions for 1996, 1997 and 1998 and for the nine months ended September 30, 1999: risk-free interest rate of 5%, 6%, 6%, 6%; dividend yield of 0%; and a weighted-average life of the options of four years.

The minimum value pricing model is similar to the Black-Scholes option valuation model which was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable, except that it excludes the factor for volatility. In addition, option valuation models require the input of highly subjective assumptions. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

DEFERRED COMPENSATION
The Company has recorded deferred compensation totalling $2,420,150 in December 1998 and $1,689,662 in the nine months ended September 30, 1999 in connection with the grants of stock options to employees. In addition, the Company recorded deferred compensation of $1,672,500 in July 1999 related to a remeasurement of certain options originally granted to an officer in 1997. Amortization of deferred compensation totalled $3,615,150 during the nine months ended September 30, 1999.

In October 1999, the Company granted options to purchase 335,250 shares of stock at $3.00 per share and recorded additional deferred compensation of $2,212,650. In January 2000, the Company granted options to purchase 76,000 shares of stock at $3.00 per share and expects to record additional deferred compensation of approximately $1.6 million.

CONSULTING ARRANGEMENT RELATED TO INITIAL PUBLIC OFFERING

In March 1999, the Company engaged two German consulting firms to assist the Company in completing an initial public offering (IPO) of its common stock. The Company agreed to pay the consulting firms an aggregate amount of DEM150,000, or approximately $78,000, plus a percentage of the amount of capital raised attributable to their efforts. The Company also offered and committed to sell the firms an aggregate of DEM3 million, or approximately $1.5 million, of freely tradeable common shares, for cash, at the IPO price in conjunction with the completion of an IPO.

In January 2000, the Company was advised that its March 1999 offer and commitment to sell the shares may have been in violation of Section 5 of the Securities Act of 1933. Such a violation would provide the consulting firms with a "put right" through January 2001 pursuant to which they could demand that

-------------------------------------------------------------------------------

SEQUENOM, INC. (A DEVELOPMENT STAGE COMPANY)

-------------------------------------------------------------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

the Company repurchase their shares at the original purchase price (i.e. the initial public offering price). In January 2000, the consulting firms signed an agreement waiving any "put right" to which they otherwise would have been entitled and assigning their stock purchase rights to third parties. The Company agreed to register such shares with the Registration Statement of which this Prospectus forms a part. The consulting firms also agreed that the total advisory fee due to them under the original agreement would be DEM789,000, or approximately $410,000.

The Company intends to net the $410,000 advisory fee against the proceeds of the offering, as the Company considers the fee to be a specific incremental cost directly attributable to the offering. The Company expects the third party assignees designated by the consulting firms will purchase an aggregate of approximately 57,564 shares, at an initial public offering price of $26.00 per share, immediately prior to the completion of this offering. Despite the signing of the waiver, the consulting firms may still attempt to exercise the "put right," and accordingly the Company will record the amounts received outside of permanent equity. If the Company is compelled to repurchase their shares, the Company will record the excess of the repurchase price over the then-current fair market value of the stock as a general and administrative expense.

The Company has accounted for the offer and commitment to sell as a stock option, and has valued the option in accordance with SFAS No. 123 and EITF 96-
18. However, the fair value of the option on the date performance was completed is not material.

6. INCOME TAXES
Deferred income taxes reflect the net effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets are shown below. A valuation allowance of $15,091,000 has been recorded as realization of such assets is uncertain.

                                        DECEMBER 31, DECEMBER 31,  SEPTEMBER 30,
                                                1997         1998           1999
--------------------------------------------------------------------------------
Deferred tax assets:
 Net operating loss carryforwards......  $3,383,000   $7,495,000    $13,178,000
 Research and development credits......     193,000      521,000        541,000
 Capitalized research expenses.........     981,000    1,028,000      1,222,000
 Other, net............................      64,000      150,000        150,000
                                         ----------  -----------   ------------
Total deferred tax assets..............   4,621,000    9,194,000     15,091,000
Valuation allowance....................  (4,621,000)  (9,194,000)   (15,091,000)
                                         ----------  -----------   ------------
Net deferred tax assets................         $--          $--            $--
                                         ==========  ===========   ============

At September 30, 1999, the Company has federal and state tax net operating loss carryforwards of approximately $24,800,000 and $13,100,000, respectively. The difference between the federal and state tax loss carryforwards is attributable to the capitalization of research and development expenses for state tax purposes. The federal tax loss carryforwards will begin to expire in 2008, unless previously utilized.

Approximately $278,000 of the state tax loss carryforwards expired in 1998, and the state tax loss carryforwards will continue to expire in 1999 unless previously utilized. The Company also has German net operating loss carryforwards of approximately $7,200,000, which may be carried forward indefinitely. The Company also has federal and state research and development tax credit carryforwards of approximately $410,000 and $200,000, respectively, which will begin to expire in 2011 unless previously utilized.

-------------------------------------------------------------------------------

SEQUENOM, INC. (A DEVELOPMENT STAGE COMPANY)

-------------------------------------------------------------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Pursuant to Internal Revenue Code Sections 382 and 383, use of the Company's net operating loss and credit carryforwards may be limited due to a cumulative change in ownership of more than 50% which occurred in January 1998, as a result of the issuance of Series C Preferred Stock, and which is anticipated to occur with the offering. However, the Company does not believe these limitations will materially impact the use of the net operating loss and credit carryforwards.

7. COMMITMENTS

LEASES
The Company leases facilities in both the United States and Germany. In September 1999, the Company amended its lease of office and research development space to extend through September 2004. Prior to that date, the Company had been subject to a short-term lease agreement that commenced in October 1996. The Company's subsidiary entered into a lease of office and research and development space in 1995 that extends through June 2001. Total rent expense under these leases was approximately $102,000 in 1996, $250,000 in 1997, $446,000 in 1998, and $411,000 for the nine month period ended September 30, 1999. Total rent expense under these leases was approximately $1,154,000 for the period from February 14, 1994 (inception) to September 30, 1999.

During 1998, the Company entered into a master equipment lease agreement providing for borrowings up to $2,100,000. Under the agreement, the lessor will purchase equipment that the Company will lease for a 42-month period. At September 30, 1999, the Company had borrowed the full amount available under the agreement.

Property under capital leases is included in equipment and leasehold improvements, as follows:

                                       DECEMBER 31, DECEMBER 31, SEPTEMBER 30,
                                               1997         1998          1999
------------------------------------------------------------------------------
Laboratory equipment..................          $--     $957,323    $1,571,537
Leasehold improvements................           --       33,211        34,357
Office furniture and equipment........           --      115,701       354,223
                                         ----------   ----------    ----------
                                                 --    1,106,235     1,960,117
Less accumulated amortization.........           --      174,270       658,174
                                         ----------   ----------    ----------
                                                $--     $931,965    $1,301,943
                                         ==========   ==========    ==========

The following is a schedule by year of future minimum lease payments at September 30, 1999:

                                            CAPITAL    OPERATING
YEAR                                         LEASES       LEASES
------------------------------------------------------------------------------
1999 (three months)...................     $181,026     $176,392
2000..................................      724,102      858,570
2001..................................      870,743      917,422
2002..................................      508,276      712,974
2003..................................       18,055      684,420
2004..................................           --      533,109
                                         ----------   ----------
                                          2,302,202   $3,882,887
                                                      ==========
Less amount representing interest.....      548,043
                                         ----------
Present value of minimum lease
 payments.............................    1,754,159
Less current portion..................      441,446
                                         ----------
Long-term capital lease obligations...   $1,312,713
                                         ==========

-------------------------------------------------------------------------------

SEQUENOM, INC. (A DEVELOPMENT STAGE COMPANY)

-------------------------------------------------------------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

CONSULTING AGREEMENTS
The Company has entered into consulting agreements with a number of individuals for scientific advisory services. Each individual receives a certain number of nonqualified stock options. In certain cases, the options vest upon the later of the achievement of milestones or ten years. In other cases, the options vest ratably over a specified period, generally two years. Compensation expense is measured either upon the achievement of the milestones or ratably over the service period, in accordance with EITF 96-18, and aggregated $24,000, $10,000 and $102,527 in the years ended December 31, 1997, 1998 and the nine months ended September 30, 1999, respectively.

DEVELOPMENT AGREEMENTS
In August 1994, the Company entered into a development agreement with a university for the design and construction of a prototype DNA sequencing mass spectrometer. In September 1997, the Company extended the agreement through September 30, 1999. Through September 30, 1999, the Company has paid approximately $592,000 under this agreement and is committed to pay approximately $21,000 in the remainder of 1999.

In September 1994, the Company entered into a development agreement with another university for the design of a system for preparation of DNA samples. In September 1998, the agreement was extended to September 30, 1999. Through September 30, 1999, the Company has paid approximately $677,000 under this agreement and is committed to pay approximately $55,000 in the remainder of 1999.

LICENSE AGREEMENTS
The Company has entered into license agreements allowing the Company to utilize certain patents. If these patents are used in connection with a commercial product sale, the Company will pay royalties ranging from 1%-5% on the related product revenues. As of September 30, 1999, the Company has not made any commercial sales related to these agreements.

8. SAVINGS PLAN
In 1998, the Company initiated a 401(k) savings plan covering most United States employees. Individual employees may make contributions to the plan, which can be matched by the Company in an amount determined by the Board of Directors. The Company may also make profit sharing contributions as determined by the Board of Directors. As of September 30, 1999, the Company has not made any contributions to the plan.

9. GERMAN GOVERNMENT GRANTS
The Company's wholly owned subsidiary, Sequenom GmbH, has been the recipient of three grants from German government authorities. The first grant, received in 1996 from the City/State of Hamburg, is for DEM800,000 (approximately $475,000). This grant reimburses the subsidiary for the cost of certain equipment to be used in a three-year research project. If the equipment is not used for the grant's express purpose the equipment must be relinquished to the City/State of Hamburg. Through December 31, 1998, approximately DEM704,000 (approximately $420,000) of such equipment had been purchased under the grant program and was being used for the grant's express purpose. The Company has collected such amount from the grantor agency and no additional amounts are expected to be expended or received related to this grant.

The second grant, also received in 1996, is from the German Federal Ministry of Research and Development and amounts to DEM2.2 million (approximately $1.3 million). This grant reimburses the

-------------------------------------------------------------------------------

SEQUENOM, INC. (A DEVELOPMENT STAGE COMPANY)

-------------------------------------------------------------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
Company for certain materials, personnel, travel and development costs. Through December 31, 1998, approximately DEM2.1 million (approximately $1.2 million) had been expended and recovered under this grant program. The Company has collected such amount from the grantor agency and no additional amounts are expected to be expended or received related to this grant.

A third grant, received in 1998, is also from the German Federal Ministry of Research and Development and amounts to DEM1.4 million (approximately $860,000). This grant reimburses the Company for certain materials, personnel, travel and development costs. Through September 30, 1999, approximately DEM296,000 (approximately $160,000) had been expended and recognized under this grant program.

10. GEOGRAPHIC INFORMATION
The Company has a wholly-owned subsidiary located in Germany. The following table presents information about the Company by geographic area. There were no material amounts of transfers between geographic areas. Included in the consolidated balance sheets are the following domestic and foreign components at December 31, 1997, 1998 and for the years then ended and at September 30, 1999 and for the nine months then ended:

                                     DECEMBER 31,  DECEMBER 31,  SEPTEMBER 30,
                                             1997          1998           1999
------------------------------------------------------------------------------
Current assets:
 Domestic...........................    $319,295    $26,828,538   $28,478,929
 Foreign............................     803,279      1,920,546       267,217
                                     -----------   ------------  ------------
                                      $1,122,574    $28,749,084   $28,746,146
                                     ===========   ============  ============
Equipment and leasehold
 improvements, net:
 Domestic...........................    $594,979     $2,805,418    $4,221,833
 Foreign............................     407,218      1,136,470     1,589,011
                                     -----------   ------------  ------------
                                      $1,002,197     $3,941,888    $5,810,844
                                     ===========   ============  ============
Other assets:
 Domestic...........................     $91,881        $12,550       $28,331
 Foreign............................      55,921         73,762        46,305
                                     -----------   ------------  ------------
                                        $147,802        $86,312       $74,636
                                     ===========   ============  ============
Total assets:
 Domestic...........................  $1,006,155    $29,646,506   $32,729,093
 Foreign............................   1,266,418      3,130,778     1,902,533
                                     -----------   ------------  ------------
                                      $2,272,573    $32,777,284   $34,631,626
                                     ===========   ============  ============
Net loss:
 Domestic........................... $(2,870,823)   $(7,929,395) $(13,274,509)
 Foreign............................  (2,245,996)    (2,341,177)   (2,111,529)
                                     -----------   ------------  ------------
                                     $(5,116,819)  $(10,270,572) $(15,386,038)
                                     ===========   ============  ============

-------------------------------------------------------------------------------

                              INSIDE BACK PANEL:

                 [PICTURES OF COMPONENTS OF MASSARRAY SYSTEM]

DNA SAMPLE PREPARATION

SPECTROCHIP(TM)

SPECTROJET(TM)

GENOLYZER(TM) SOFTWARE

SPECTROSCAN(TM)

MASSARRAY(TM) PRINCIPLE

SEQUENOM has developed powerful investigative tools that industrialize the process of analyzing genetic diversity, thus ushering in a new level of genetic analysis--INDUSTRIAL GENOMICS.

SEQUENOM's MassArray system represents a novel approach to genetic analysis by combining its proprietary enzymatic chemistry, software and miniaturized silicon chip with the proven technology of mass spectrometry, which measures molecular weight using a laser.


                                      IBC

                     [LOGO OF SEQUENOM INDUSTRIAL GENOMICS]